INDEMNIFICATION AGREEMENT

This Indemnification Agreement (this "Agreement") is made as of August 13, 2020, by and between VictoryBase Corporation, a Delaware corporation (the "Company"), and the party identified as the "Indemnitee" (herein so called) on the signature page hereto.

RECITALS

The Company and Indemnitee recognize the increasing difficulty in obtaining liability insurance for directors, officers and key employees, the significant increases in the cost of such insurance and the general reductions in the coverage of such insurance. The Company and Indemnitee further recognize the substantial increase in corporate litigation in general, subjecting directors, officers and key employees to expensive litigation risks at the same time as the availability and coverage of liability insurance has been severely limited. Indemnitee does not regard the current protection available as adequate under the present circumstances, and Indemnitee may not be willing to continue to serve in Indemnitee's current capacity with the Company without additional protection. The Company desires to attract and retain the services of highly qualified individuals, such as Indemnitee, and to indemnify its directors, officers and key employees so as to provide them with the maximum protection permitted by law.

AGREEMENT

In consideration of the mutual promises made in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and Indemnitee hereby agree as follows:

1. **Indemnification.**

(a) **Third-Party Proceedings.** To the fullest extent permitted by applicable law, as such may be amended from time to time, the Company shall indemnify Indemnitee, if Indemnitee was, is or is threatened to be made, a party to or a participant (as a witness or otherwise) in any Proceeding (other than a Proceeding by or in the right of the Company to procure a judgment in the Company's favor), against all Expenses, judgments, fines and amounts paid in settlement (if such settlement is approved in advance by the Company, which approval shall not be unreasonably withheld) actually and reasonably incurred by Indemnitee in connection with such Proceeding if Indemnitee acted in good faith and in a manner Indemnitee reasonably believed to be in or not opposed to the best interests of the Company and, in the case of a criminal Proceeding, had no reasonable cause to believe Indemnitee's conduct was unlawful.

(b) **Proceedings By or in the Right of the Company.** To the fullest extent permitted by applicable law, the Company shall indemnify Indemnitee, if Indemnitee was, is or is threatened to be made a party to or a participant (as a witness or otherwise) in any Proceeding by or in the right of the Company to procure a judgment in the Company's favor, against all Expenses actually and reasonably incurred by Indemnitee in connection with such Proceeding if Indemnitee acted in good faith and in a manner Indemnitee reasonably believed to be in or not opposed to the best interests of the Company, except that no indemnification shall be made in respect of any claim, issue or matter as to which Indemnitee shall have been finally adjudicated by court order or

judgment to be liable to the Company unless and only to the extent that the Court of Chancery or the court in which such Proceeding is or was pending shall determine upon application that, in view of all the circumstances of the case, Indemnitee is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

(c) **Success on the Merits.** To the fullest extent permitted by applicable law and to the extent that Indemnitee has been successful on the merits or otherwise in defense of any Proceeding referred to in Section 1(a) or Section 1(b) or the defense of any claim, issue or matter therein, in whole or in part, the Company shall indemnify Indemnitee against all Expenses actually and reasonably incurred by Indemnitee in connection therewith. Without limiting the generality of the foregoing, if Indemnitee is successful on the merits or otherwise as to one or more but less than all claims, issues or matters in a Proceeding, the Company shall indemnify Indemnitee against all Expenses actually and reasonably incurred by Indemnitee in connection with such successfully resolved claims, issues or matters to the fullest extent permitted by applicable law. If any Proceeding is disposed of on the merits or otherwise (including a disposition without prejudice), without (i) the disposition being adverse to Indemnitee, (ii) an adjudication that Indemnitee was liable to the Company, (iii) a plea of guilty by Indemnitee, (iv) an adjudication that Indemnitee did not act in good faith and in a manner Indemnitee reasonably believed to be in or not opposed to the best interests of the Company, and (v) with respect to any criminal Proceeding, an adjudication that Indemnitee had reasonable cause to believe Indemnitee's conduct was unlawful, Indemnitee shall be considered for the purposes hereof to have been wholly successful with respect thereto.

(d) **Witness Expenses.** To the fullest extent permitted by applicable law and to the extent that Indemnitee is a witness or otherwise asked to participate in any Proceeding to which Indemnitee is not a party, the Company shall indemnify Indemnitee against all Expenses actually and reasonably incurred by Indemnitee in connection with such Proceeding.

2. **Indemnification Procedure.**

(a) **Advancement of Expenses.** To the fullest extent permitted by applicable law, the Company shall advance all Expenses actually and reasonably incurred by Indemnitee in connection with a Proceeding within thirty (30) days after receipt by the Company of a statement requesting such advances from time to time, whether prior to or after final disposition of any Proceeding. Such advances shall be unsecured and interest free and shall be made without regard to Indemnitee's ability to repay the Expenses and without regard to Indemnitee's ultimate entitlement to indemnification under the other provisions of this Agreement. Indemnitee shall be entitled to continue to receive advancement of Expenses pursuant to this Section 2(a) unless and until the matter of Indemnitee's entitlement to indemnification hereunder has been finally adjudicated by court order or judgment from which no further right of appeal exists. Indemnitee hereby undertakes to repay such amounts advanced only if, and to the extent that, it ultimately is determined that Indemnitee is not entitled to be indemnified by the Company under the other provisions of this Agreement. Indemnitee shall qualify for advances upon the execution and delivery of this Agreement, which shall constitute the requisite undertaking with respect to repayment of advances made hereunder and no other form of undertaking shall be required to qualify for advances made hereunder other than the execution of this Agreement.

(b) **Notice and Cooperation by Indemnitee.** Indemnitee shall promptly notify the Company in writing upon being served with any summons, citation, subpoena, complaint, indictment, information or other document relating to any Proceeding or matter for which indemnification will or could be sought under this Agreement. Such notice to the Company shall include a description of the nature of, and facts underlying, the Proceeding, shall be directed to the Chief Executive Officer of the Company and shall be given in accordance with the provisions of Section 13(e) below. In addition, Indemnitee shall give the Company such additional information and cooperation as the Company may reasonably request. Indemnitee's failure to so notify, provide information and otherwise cooperate with the Company shall not relieve the Company of any obligation that it may have to Indemnitee under this Agreement, except to the extent that the Company is adversely affected by such failure.

(c) **Determination of Entitlement.**

(i) **Final Disposition.** Notwithstanding any other provision in this Agreement, no determination as to entitlement to indemnification under this Agreement shall be required to be made prior to the final disposition of the Proceeding.

(ii) **Determination and Payment.** Subject to the foregoing, promptly after receipt of a statement requesting payment with respect to the indemnification rights set forth in Section 1, to the extent required by applicable law, the Company shall take the steps necessary to authorize such payment in the manner set forth in Section 145 of the Delaware General Corporation Law. The Company shall pay any claims made under this Agreement, under any statute, or under any provision of the Certificate or Bylaws providing for indemnification or advancement of Expenses, within thirty (30) days after a written request for payment thereof has first been received by the Company, and if such claim is not paid in full within such thirty (30) day-period, Indemnitee may, but need not, at any time thereafter bring an action against the Company in the Delaware Court of Chancery to recover the unpaid amount of the claim and, subject to Section 12, Indemnitee shall also be entitled to be paid for all Expenses actually and reasonably incurred by Indemnitee in connection with bringing such action. It shall be a defense to any such action (other than an action brought to enforce a claim for advancement of Expenses under Section 2(a)) that Indemnitee has not met the standards of conduct which make it permissible under applicable law for the Company to indemnify Indemnitee for the amount claimed. In making a determination with respect to entitlement to indemnification hereunder, the person or persons or entity making such determination shall presume that Indemnitee is entitled to indemnification under this Agreement and the Company shall have the burden of proof to overcome that presumption with clear and convincing evidence to the contrary. The termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of *nolo contendere* or its equivalent, shall not, of itself, create a presumption that Indemnitee did not act in good faith and in a manner which Indemnitee reasonably believed to be in or not opposed to the best interests of the Company, or, in the case of a criminal Proceeding, that Indemnitee had reasonable cause to believe that Indemnitee's conduct was unlawful. In addition, it is the parties' intention that if the Company contests Indemnitee's right to indemnification, the question of Indemnitee's right to indemnification shall be for the court to decide, and neither the failure of the Company (including its Board of Directors, any committee or subgroup of the Board of Directors, independent legal counsel, or its stockholders) to have made a determination that indemnification of Indemnitee is proper in the circumstances because Indemnitee has met the applicable standard of conduct

required by applicable law, nor an actual determination by the Company (including its Board of Directors, any committee or subgroup of the Board of Directors, independent legal counsel, or its stockholders) that Indemnitee has not met such applicable standard of conduct, shall create a presumption that Indemnitee has or has not met the applicable standard of conduct. If any requested determination with respect to entitlement to indemnification hereunder has not been made within ninety (90) days after the final disposition of the Proceeding, the requisite determination that Indemnitee is entitled to indemnification shall be deemed to have been made.

(iii) **Change of Control.** Notwithstanding any other provision in this Agreement, if a Change of Control has occurred, any person or body appointed by the Board of Directors in accordance with applicable law to review the Company's obligations hereunder and under applicable law shall be Independent Counsel selected by Indemnitee and approved by the Company (which approval shall not be unreasonably withheld). Such counsel, among other things, will render its written opinion to the Company and Indemnitee as to whether and to what extent Indemnitee would be entitled to be indemnified hereunder under applicable law and the Company agrees to abide by such opinion. The Company agrees to pay the reasonable fees of the Independent Counsel referred to above and to indemnify fully such counsel against any and all expenses (including attorneys' fees), claims, liabilities and damages arising out of or relating to this Agreement or its engagement pursuant hereto. Notwithstanding any other provision of this Agreement, the Company shall not be required to pay Expenses of more than one Independent Counsel in connection with all matters concerning a single Indemnitee, and such Independent Counsel shall be the Independent Counsel for any or all other Indemnitees unless (i) the Company otherwise determines or (ii) any Indemnitee shall provide a written statement setting forth in detail a reasonable objection to such Independent Counsel representing other indemnitees under agreements similar to this Agreement.

(d) **Payment Directions.** To the extent payments are required to be made hereunder, the Company shall, in accordance with Indemnitee's request (but without duplication), (i) pay such Expenses on behalf of Indemnitee, (b) advance to Indemnitee funds in an amount sufficient to pay such Expenses, or (c) reimburse Indemnitee for such Expenses.

(e) **Notice to Insurers.** If, at the time of the receipt of a notice of a claim pursuant to Section 2(b) hereof, the Company has director and officer liability insurance in effect, the Company shall give prompt notice of the commencement of such Proceeding to the insurers in accordance with the procedures set forth in the respective policies. The Company shall thereafter take all necessary or desirable action to cause such insurers to pay, on behalf of Indemnitee, all amounts payable as a result of such Proceeding in accordance with the terms of such policies. The Company shall provide to Indemnitee: (i) copies of all potentially applicable directors' and officers' liability insurance policies, (ii) a copy of such notice delivered to the applicable insurers, and (iii) copies of all subsequent correspondence between the Company and such insurers regarding the Proceeding, in each case substantially concurrently with the delivery or receipt thereof by the Company.

(f) **Defense of Claim and Selection of Counsel.** In the event the Company shall be obligated under Section 2(a) hereof to advance Expenses with respect to any Proceeding, the Company, if appropriate, shall be entitled to assume the defense of such Proceeding, with counsel reasonably acceptable to Indemnitee, upon the delivery to Indemnitee of written notice of

its election so to do, and upon Indemnitee providing signed, written consent to such assumption, which shall not be unreasonably withheld. After delivery of such notice, approval of such counsel by Indemnitee and the retention of such counsel by the Company, the Company will not be liable to Indemnitee under this Agreement for any fees of counsel subsequently incurred by Indemnitee with respect to the same Proceeding, provided that (i) Indemnitee shall have the right to employ counsel in any such Proceeding at Indemnitee's expense; and (ii) if (A) the employment of counsel by Indemnitee has been previously authorized by the Company, (B) Indemnitee shall have reasonably concluded that there may be a conflict of interest between the Company and Indemnitee in the conduct of any such defense or (C) the Company shall not, in fact, have employed counsel to assume the defense of such Proceeding, then the fees and expenses of Indemnitee's counsel shall be at the expense of the Company. In addition, if there exists a potential, but not an actual conflict of interest between the Company and Indemnitee, the actual and reasonable legal fees and expenses incurred by Indemnitee for separate counsel retained by Indemnitee to monitor the Proceeding (so that such counsel may assume Indemnitee's defense if the conflict of interest between the Company and Indemnitee becomes an actual conflict of interest) shall be deemed to be Expenses that are subject to indemnification hereunder. The existence of an actual or potential conflict of interest, and whether such conflict may be waived, shall be determined pursuant to the rules of attorney professional conduct and applicable law. The Company shall not be required to obtain the consent of Indemnitee for the settlement of any Proceeding the Company has undertaken to defend if the Company assumes full and sole responsibility for each such settlement; provided, however, that the Company shall be required to obtain Indemnitee's prior written approval, which shall not be unreasonably withheld, before entering into any settlement which (1) does not grant Indemnitee a complete release of liability, (2) would impose any penalty or limitation on Indemnitee, or (3) would admit any liability or misconduct by Indemnitee.

3. **Additional Indemnification Rights.**

(a) **Scope.** Notwithstanding any other provision of this Agreement, the Company hereby agrees to indemnify Indemnitee to the fullest extent permitted by law, notwithstanding that such indemnification is not specifically authorized by the other provisions of this Agreement, the Certificate, the Bylaws or by statute. In the event of any change, after the date of this Agreement, in any applicable law, statute, or rule which expands the right of a Delaware corporation to indemnify a member of its board of directors or an officer, such changes shall be deemed to be within the purview of Indemnitee's rights and the Company's obligations under this Agreement. In the event of any change in any applicable law, statute or rule which narrows the right of a Delaware corporation to indemnify a member of its board of directors or an officer, such changes, to the extent not otherwise required by such law, statute or rule to be applied to this Agreement shall have no effect on this Agreement or the parties' rights and obligations hereunder.

(b) **Nonexclusivity.** The indemnification provided by this Agreement shall not be deemed exclusive of any rights to which Indemnitee may be entitled under the Certificate, the Bylaws, any agreement, any vote of stockholders or disinterested members of the Company's Board of Directors, the Delaware General Corporation Law, or otherwise, both as to action in Indemnitee's official capacity and as to action in another capacity while holding such office.

(c) **Interest on Unpaid Amounts.** If any payment to be made by the Company to Indemnitee hereunder is delayed by more than ninety (90) days from the date the duly prepared

request for such payment is received by the Company, interest shall be paid by the Company to Indemnitee at the legal rate under Delaware law for amounts which the Company indemnifies or is obligated to indemnify for the period commencing with the date on which Indemnitee actually incurs such Expense or pays such judgment, fine or amount in settlement and ending with the date on which such payment is made to Indemnitee by the Company.

(d) **Third-Party Indemnification.** The Company hereby acknowledges that Indemnitee has or may from time to time obtain certain rights to indemnification, advancement of expenses and/or insurance provided by one or more third parties (collectively, the "Third-Party Indemnitors"). The Company hereby agrees that it is the indemnitor of first resort (*i.e.*, its obligations to Indemnitee are primary and any obligation of the Third-Party Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by Indemnitee are secondary), and that the Company will not assert that the Indemnitee must seek expense advancement or reimbursement, or indemnification, from any Third-Party Indemnitor before the Company must perform its expense advancement and reimbursement, and indemnification obligations, under this Agreement. No advancement or payment by the Third-Party Indemnitors on behalf of Indemnitee with respect to any claim for which Indemnitee has sought indemnification from the Company shall affect the foregoing. The Third-Party Indemnitors shall be subrogated to the extent of such advancement or payment to all of the rights of recovery which Indemnitee would have had against the Company if the Third-Party Indemnitors had not advanced or paid any amount to or on behalf of Indemnitee. If for any reason a court of competent jurisdiction determines that the Third-Party Indemnitors are not entitled to the subrogation rights described in the preceding sentence, the Third-Party Indemnitors shall have a right of contribution by the Company to the Third-Party Indemnitors with respect to any advance or payment by the Third-Party Indemnitors to or on behalf of the Indemnitee.

4. **Partial Indemnification.** If Indemnitee is entitled under any provision of this Agreement to indemnification by the Company for some or a portion of the Expenses, judgments, fines or amounts paid in settlement, actually and reasonably incurred in connection with a Proceeding, but not, however, for the total amount thereof, the Company shall nevertheless indemnify Indemnitee for the portion of such Expenses, judgments, fines and amounts paid in settlement to which Indemnitee is entitled.

5. **Director and Officer Liability Insurance.**

(a) **D&O Policy.** The Company shall, from time to time, make the good faith determination whether or not it is practicable for the Company to obtain and maintain a policy or policies of insurance with reputable insurance companies providing the directors and officers of the Company with coverage for losses from wrongful acts, or to ensure the Company's performance of its indemnification obligations under this Agreement. Among other considerations, the Company will weigh the costs of obtaining such insurance coverage against the protection afforded by such coverage. In all policies of director and officer liability insurance, Indemnitee shall be named as an insured in such a manner as to provide Indemnitee the same rights and benefits as are accorded to the most favorably insured of the Company's directors, if Indemnitee is a director; or of the Company's officers, if Indemnitee is not a director of the Company but is an officer; or of the Company's key employees, if Indemnitee is not an officer or director but is a key employee. Notwithstanding the foregoing, the Company shall have no obligation to obtain or

maintain such insurance if the Company determines in good faith that such insurance is not reasonably available, if the premium costs for such insurance are disproportionate to the amount of coverage provided, if the coverage provided by such insurance is limited by exclusions so as to provide an insufficient benefit, or if Indemnitee is covered by similar insurance maintained by a parent or subsidiary of the Company.

(b) **Tail Coverage.** In the event of a Change of Control or the Company's becoming insolvent (including being placed into receivership or entering the federal bankruptcy process and the like), the Company shall maintain in force any and all insurance policies then maintained by the Company in providing insurance (directors' and officers' liability, fiduciary, employment practices or otherwise) in respect of Indemnitee, for a period of six years thereafter.

6. **Severability.** Nothing in this Agreement is intended to require or shall be construed as requiring the Company to do or fail to do any act in violation of applicable law. The Company's inability, pursuant to court order, to perform its obligations under this Agreement shall not constitute a breach of this Agreement. If this Agreement or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify Indemnitee to the full extent permitted by any applicable portion of this Agreement that shall not have been invalidated, and the balance of this Agreement not so invalidated shall be enforceable in accordance with its terms.

7. **Exclusions.** Any other provision herein to the contrary notwithstanding, the Company shall not be obligated pursuant to the terms of this Agreement:

(a) **Claims Initiated by Indemnitee.** To indemnify or advance Expenses to Indemnitee with respect to Proceedings initiated or brought voluntarily by Indemnitee and not by way of defense, except with respect to Proceedings brought to establish, enforce or interpret a right to indemnification under this Agreement or any other statute or law or otherwise as required under Section 145 of the Delaware General Corporation Law, but such indemnification or advancement of Expenses may be provided by the Company in specific cases if the Board of Directors finds it to be appropriate; provided, however, that the exclusion set forth in the first clause of this subsection shall not be deemed to apply to any investigation initiated or brought by Indemnitee to the extent reasonably necessary or advisable in support of Indemnitee's defense of a Proceeding to which Indemnitee was, is or is threatened to be made, a party;

(b) **Lack of Good Faith.** To indemnify Indemnitee for any Expenses incurred by Indemnitee with respect to any Proceeding instituted by Indemnitee to establish, enforce or interpret a right to indemnification under this Agreement or any other statute or law or otherwise as required under Section 145 of the Delaware General Corporation Law, if a court of competent jurisdiction determines that each of the material assertions made by Indemnitee in such proceeding was not made in good faith or was frivolous;

(c) **Unlawful Payments.** To indemnify Indemnitee for Expenses to the extent it is determined by a final court order or judgment by a court of competent jurisdiction, to which all rights of appeal have either lapsed or been exhausted, that such indemnification is unlawful;

(d) **Certain Conduct.** To indemnify Indemnitee for Expenses on account of Indemnitee's conduct that is established by a final court order or judgment by a court of competent jurisdiction, to which all rights of appeal have either lapsed or been exhausted, as knowingly fraudulent;

(e) **Insured Claims.** To indemnify Indemnitee for Expenses to the extent such Expenses have been paid directly to Indemnitee by an insurance carrier under an insurance policy maintained by the Company; or

(f) **Certain Exchange Act Claims.** To indemnify Indemnitee in connection with any claim made against Indemnitee for (i) an accounting of profits made from the purchase and sale (or sale and purchase) by Indemnitee of securities of the Company within the meaning of Section 16(b) of the Exchange Act or any similar successor statute or any similar provisions of state statutory law or common law, or (ii) any reimbursement of the Company by Indemnitee of any bonus or other incentive-based or equity-based compensation or of any profits realized by Indemnitee from the sale of securities of the Company, as required in each case under the Exchange Act (including any such reimbursements that arise from an accounting restatement of the Company pursuant to Section 304 of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") or Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the payment to the Company of profits arising from the purchase and sale by Indemnitee of securities in violation of Section 306 of the Sarbanes-Oxley Act); provided, however, that to the fullest extent permitted by applicable law and to the extent Indemnitee is successful on the merits or otherwise with respect to any such Proceeding, the Expenses actually and reasonably incurred by Indemnitee in connection with any such Proceeding shall be deemed to be Expenses that are subject to indemnification hereunder.

8. **Contribution Claims.**

(a) If the indemnification provided in Section 1 is unavailable in whole or in part and may not be paid to Indemnitee for any reason other than those set forth in Section 7, then in respect to any Proceeding in which the Company is jointly liable with Indemnitee (or would be if joined in such Proceeding), to the fullest extent permitted by applicable law, the Company, in lieu of indemnifying Indemnitee, shall pay, in the first instance, the entire amount incurred by Indemnitee, whether for Expenses, judgments, fines or amounts paid in settlement, in connection with any Proceeding without requiring Indemnitee to contribute to such payment, and the Company hereby waives and relinquishes any right of contribution it may have at any time against Indemnitee.

(b) Without diminishing or impairing the obligations of the Company set forth in the preceding Section 8(a), if, for any reason, Indemnitee shall elect or be required to pay all or any portion of any Expenses, judgment or settlement in any Proceeding in which the Company is jointly liable with Indemnitee (or would be if joined in such Proceeding), the Company shall contribute to the amount of Expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred and paid or payable by Indemnitee in proportion to the relative benefits received by the Company and all officers, directors or employees of the Company, other than Indemnitee, who are jointly liable with Indemnitee (or would be if joined in such Proceeding), on the one hand, and Indemnitee, on the other hand, from the transaction or events from which such

Proceeding arose; provided, however, that the proportion determined on the basis of relative benefit may, to the extent necessary to conform to law, be further adjusted by reference to the relative fault of the Company and all officers, directors or employees of the Company other than Indemnitee who are jointly liable with Indemnitee (or would be if joined in such Proceeding), on the one hand, and Indemnitee, on the other hand, in connection with the transaction or events that resulted in such Expenses, judgments, fines or settlement amounts, as well as any other equitable considerations which applicable law may require to be considered. The relative fault of the Company and all officers, directors or employees of the Company, other than Indemnitee, who are jointly liable with Indemnitee (or would be if joined in such Proceeding), on the one hand, and Indemnitee, on the other hand, shall be determined by reference to, among other things, the degree to which their actions were motivated by intent to gain personal profit or advantage, the degree to which their liability is primary or secondary and the degree to which their conduct is active or passive.

(c) With respect to a Proceeding brought against directors, officers, employees or agents of the Company (other than Indemnitee), to the fullest extent permitted by applicable law, the Company shall indemnify Indemnitee from any claims for contribution that may be brought by any such directors, officers, employees or agents of the Company (other than Indemnitee) who may be jointly liable with Indemnitee, to the same extent Indemnitee would have been entitled to such indemnification under this Agreement if such Proceeding had been brought against Indemnitee.

9. **No Imputation.** The knowledge and/or actions, or failure to act, of any director, officer, agent or employee of the Company or the Company itself shall not be imputed to Indemnitee for purposes of determining any rights under this Agreement.

10. **Determination of Good Faith.** For purposes of any determination of good faith, Indemnitee shall be deemed to have acted in good faith if Indemnitee's action is based on the records or books of account of the Enterprise, including financial statements, or on information supplied to Indemnitee by the officers of the Enterprise in the course of their duties, or on the advice of legal counsel for the Enterprise or the Board of Directors of the Enterprise or any counsel selected by any committee of the Board of Directors of the Enterprise or on information or records given or reports made to the Enterprise by an independent certified public accountant or by an appraiser, investment banker, compensation consultant, or other expert selected with reasonable care by the Enterprise or the Board of Directors of the Enterprise or any committee thereof. The provisions of this Section 10 shall not be deemed to be exclusive or to limit in any way the other circumstances in which the Indemnitee may be deemed to have met the applicable standard of conduct. Whether or not the foregoing provisions of this Section are satisfied, it shall in any event be presumed that Indemnitee has at all times acted in good faith and in a manner Indemnitee reasonably believed to be in or not opposed to the best interests of the Company.

11. **Defined Terms and Phrases.** For purposes of this Agreement, the following terms shall have the following meanings:

(a) "Beneficial Owner" and "Beneficial Ownership" shall have the meanings set forth in Rule 13d-3 promulgated under the Exchange Act as in effect on the date hereof.

(b) "Board" means the Company's Board of Directors.

(c) "Bylaws" means the Company's Bylaws, as amended from time to time.

(d) "Certificate" means the Company's Certificate of Incorporation, filed with the Delaware Secretary of State on August 13, 2020, as amended from time to time.

(e) "Change of Control" shall be deemed to occur upon the earliest of any of the following events:

(i) Acquisition of Stock by Third Party. Any Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company representing 20% or more of the combined voting power of the Company's then outstanding securities entitled to vote generally in the election of directors, unless (1) the change in the relative Beneficial Ownership of the Company's securities by any Person results solely from a reduction in the aggregate number of outstanding shares of securities entitled to vote generally in the election of directors, or (2) such acquisition was approved in advance by the Continuing Directors and such acquisition would not constitute a Change of Control under part (iii) of this definition.

(ii) Change in Board of Directors. Individuals who, as of the date of this Agreement, constitute the Board, and any new director whose election by the Board or nomination for election by the Company's stockholders was approved by a vote of at least two thirds of the directors then still in office who were directors on the date of this Agreement (collectively, the "Continuing Directors"), cease for any reason to constitute at least a majority of the members of the Board.

(iii) Corporate Transaction. The effective date of a reorganization, merger, or consolidation of the Company (a "Business Combination"), in each case, unless, following such Business Combination: (1) all or substantially all of the individuals and entities who were the Beneficial Owners of securities entitled to vote generally in the election of directors immediately prior to such Business Combination beneficially own, directly or indirectly, more than 51% of the combined voting power of the then outstanding securities of the Company entitled to vote generally in the election of directors resulting from such Business Combination (including a corporation which as a result of such transaction owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination, of the securities entitled to vote generally in the election of directors and with the power to elect at least a majority of the Board or other governing body of the surviving entity; (2) no Person (excluding any corporation resulting from such Business Combination) is the Beneficial Owner, directly or indirectly, of 15% or more of the combined voting power of the then outstanding securities entitled to vote generally in the election of directors of such corporation except to the extent that such ownership existed prior to the Business Combination; and (3) at least a majority of the Board of Directors of the corporation resulting from such Business Combination were Continuing Directors at the time of the execution of the initial agreement, or of the action of the Board of Directors, providing for such Business Combination.

(iv) Liquidation. The approval by the Company's stockholders of a complete liquidation of the Company or an agreement or series of agreements for the sale or disposition by the Company of all or substantially all of the Company's assets, other than factoring the Company's current receivables or escrows due (or, if such approval is not required, the decision by the Board to proceed with such a liquidation, sale or disposition in one transaction or a series of related transactions).

(v) Other Events. There occurs any other event of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A (or a response to any similar item or any similar schedule or form) promulgated under the Exchange Act whether or not the Company is then subject to such reporting requirement.

(f) "Company" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that if Indemnitee is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, trustee, general partner, managing member, fiduciary, employee or agent of any other enterprise, Indemnitee shall stand in the same position under the provisions of this Agreement with respect to the resulting or surviving corporation as Indemnitee would have with respect to such constituent corporation if its separate existence had continued.

(g) "Enterprise" means the Company and any other enterprise that Indemnitee was or is serving at the request of the Company as a director, officer, partner (general, limited or otherwise), member (managing or otherwise), trustee, fiduciary, employee or agent.

(h) "Exchange Act" means the Securities Exchange Act of 1934, as amended.

(i) "Expenses" shall include all direct and indirect costs, fees and expenses of any type or nature whatsoever, including all attorneys' fees and costs, retainers, court costs, transcript costs, fees of experts, witness fees, travel expenses, fees of private investigators and professional advisors, duplicating costs, printing and binding costs, telephone charges, postage, delivery service fees, any federal, state, local or foreign taxes imposed on Indemnitee as a result of the actual or deemed receipt of any payment under this Agreement (including taxes that may be imposed upon the actual or deemed receipt of payments under this Agreement with respect to the imposition of federal, state, local or foreign taxes), fax transmission charges, secretarial services and all other disbursements, obligations or expenses in connection with prosecuting, defending, preparing to prosecute or defend, investigating, being or preparing to be a witness in, settlement or appeal of, or otherwise participating in a Proceeding. Expenses also shall include any of the forgoing expenses incurred in connection with any appeal resulting from any Proceeding, including the principal, premium, security for, and other costs relating to any costs bond, supersedes bond, or other appeal bond or its equivalent. Expenses also shall include any interest, assessment or other charges imposed thereon and costs incurred in preparing statements in support of payment requests hereunder. Expenses, however, shall not include amounts paid in settlement by Indemnitee or the amount of judgments or fines against Indemnitee.

(j) "Independent Counsel" means an attorney or firm of attorneys, selected in accordance with the provisions of Section 2(c)(iii), who will not have otherwise performed services for the Company or Indemnitee within the last three years (other than with respect to matters concerning the rights of Indemnitee under this Agreement, or of other indemnitees under similar indemnity agreements).

(k) "Person" shall have the meaning as set forth in Section 13(d) and 14(d) of the Exchange Act as in effect on the date hereof; provided, however, that "Person" shall exclude: (i) the Company; (ii) any direct or indirect majority owned subsidiaries of the Company; (iii) any employee benefit plan of the Company or any direct or indirect majority owned subsidiaries of the Company or of any corporation owned, directly or indirectly, by the Company's stockholders in substantially the same proportions as their ownership of stock of the Company (an "Employee Benefit Plan"); and (iv) any trustee or other fiduciary holding securities under an Employee Benefit Plan.

(l) "Proceeding" shall include any actual, threatened, pending or completed action, suit, arbitration, mediation, alternate dispute resolution mechanism, investigation, inquiry, administrative hearing or any other actual, threatened or completed proceeding, whether brought by a third party, a government agency, the Company or its Board of Directors or a committee thereof, whether in the right of the Company or otherwise and whether of a civil (including intentional or unintentional tort claims), criminal, administrative, legislative or investigative (formal or informal) nature, including any appeal therefrom, in which Indemnitee was, is, will or might be involved as a party, potential party, non-party witness or otherwise by reason of the fact that Indemnitee is or was a director, officer, employee or agent of the Company, by reason of any action (or failure to act) taken by Indemnitee or of any action (or failure to act) on Indemnitee's part while acting as a director, officer, employee or agent of the Company, or by reason of the fact that Indemnitee is or was serving at the request of the Company as a director, officer, partner (general, limited or otherwise), member (managing or otherwise), trustee, fiduciary, employee or agent of any other enterprise, in each case whether or not serving in such capacity at the time any liability or expense is incurred for which indemnification, reimbursement or advancement of expenses can be provided under this Agreement.

(m) In addition, references to "other enterprise" shall include another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or any other enterprise; references to "fines" shall include any excise taxes assessed on Indemnitee with respect to an employee benefit plan; references to "serving at the request of the Company" shall include any service as a director, officer, employee or agent of the Company which imposes duties on, or involves services by Indemnitee with respect to an employee benefit plan, its participants, or beneficiaries; and if Indemnitee acted in good faith and in a manner Indemnitee reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan, Indemnitee shall be deemed to have acted in a manner "not opposed to the best interests of the Company" as referred to in this Agreement; references to "include" or "including" shall mean include or including, without limitation; and references to Sections, paragraphs or clauses are to Sections, paragraphs or clauses in this Agreement unless otherwise specified.

12. **Attorneys' Fees.** In the event that any Proceeding is instituted by Indemnitee under this Agreement to enforce or interpret any of the terms hereof, the Company shall indemnify

Indemnitee against all Expenses actually and reasonably incurred by Indemnitee in connection with such Proceeding, unless a court of competent jurisdiction determines that each of the material assertions made by Indemnitee as a basis for such Proceeding were not made in good faith or were frivolous. In the event of a Proceeding instituted by or in the name of the Company under this Agreement or to enforce or interpret any of the terms of this Agreement, the Company shall indemnify Indemnitee against all Expenses actually and reasonably incurred by Indemnitee in connection with such Proceeding (including with respect to Indemnitee's counterclaims and cross-claims made in such action), unless a court of competent jurisdiction determines that each of Indemnitee's material defenses to such action were made in bad faith or were frivolous.

13. **Miscellaneous.**

(a) **Governing Law.** The validity, interpretation, construction and performance of this Agreement, and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of law.

(b) **Entire Agreement; Binding Effect.** Without limiting any of the rights of Indemnitee described in Section 3(b), this Agreement sets forth the entire agreement and understanding of the parties relating to the subject matter herein and merges all prior discussions and supersedes any and all previous agreements between them covering the subject matter herein. The indemnification provided under this Agreement applies with respect to events occurring before or after the effective date of this Agreement, and shall continue to apply even after Indemnitee has ceased to serve the Company in any and all indemnified capacities.

(c) **Amendments and Waivers.** No modification of or amendment to this Agreement, nor any waiver of any rights under this Agreement, shall be effective unless in writing signed by the parties to this Agreement. No delay or failure to require performance of any provision of this Agreement shall constitute a waiver of that provision as to that or any other instance.

(d) **Successors and Assigns.** This Agreement shall be binding upon the Company and its successors (including any direct or indirect successor by purchase, merger, consolidation or otherwise to all or substantially all of the business and/or assets of the Company) and assigns, and inure to the benefit of Indemnitee and Indemnitee's heirs, executors, administrators, legal representatives and assigns. The Company shall require and cause any successor (whether direct or indirect by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company, by written agreement in form and substance satisfactory to Indemnitee, expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform if no such succession had taken place.

(e) **Notices.** Any notice, demand or request required or permitted to be given under this Agreement shall be in writing and shall be deemed sufficient when delivered personally or by overnight courier or sent by email, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address as set forth on the signature page, as subsequently modified by written notice, or

if no address is specified on the signature page, at the most recent address set forth in the Company's books and records.

(f) **Severability.** If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (i) such provision shall be excluded from this Agreement, (ii) the balance of the Agreement shall be interpreted as if such provision were so excluded, and (iii) the balance of the Agreement shall be enforceable in accordance with its terms.

(g) **Construction.** This Agreement is the result of negotiations between and has been reviewed by each of the parties hereto and their respective counsel, if any; accordingly, this Agreement shall be deemed to be the product of all of the parties hereto, and no ambiguity shall be construed in favor of or against any one of the parties hereto.

(h) **Counterparts.** This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, and all of which together shall constitute one and the same agreement. Execution of a facsimile or scanned copy will have the same force and effect as execution of an original, and a facsimile or scanned signature will be deemed an original and valid signature.

(i) **No Employment Rights.** Nothing contained in this Agreement is intended to create in Indemnitee any right to continued employment.

(j) **Company Position.** The Company shall be precluded from asserting, in any Proceeding brought for purposes of establishing, enforcing or interpreting any right to indemnification under this Agreement, that the procedures and presumptions of this Agreement are not valid, binding and enforceable and shall stipulate in any such court that the Company is bound by all the provisions of this Agreement and is precluded from making any assertion to the contrary.

(k) **Injunctive Relief.** The Company and the Indemnitee agree herein that a monetary remedy for breach of this Agreement, at some later date, may be inadequate, impracticable and difficult of proof, and further agree that such breach may cause the Indemnitee and the Company irreparable harm. Accordingly, the parties hereto agree that the parties may enforce this Agreement by seeking injunctive relief and/or specific performance hereof, without any necessity of showing actual damage or irreparable harm and that by seeking injunctive relief and/or specific performance, they shall not be precluded from seeking or obtaining any other relief to which they may be entitled. The Company and the Indemnitee further agree that they shall be entitled to such specific performance and injunctive relief, including temporary restraining orders, preliminary injunctions and permanent injunctions, without the necessity of posting bonds or other undertaking in connection therewith. The Company and the Indemnitee acknowledge that in the absence of a waiver, a bond or undertaking may be required by the Chancery Court of the State of Delaware, and they hereby waive any such requirement of such a bond or undertaking.

(l) **Subrogation.** Subject to Section 3(d), in the event of payment under this Agreement, the Company shall be subrogated to the extent of such payment to all of the rights of

recovery of Indemnitee, who shall execute all documents required and shall do all acts that may be necessary to secure such rights and to enable the Company to effectively bring suit to enforce such rights.

[*Signature page follows*.]

IN WITNESS WHEREOF, the undersigned have executed this Indemnification Agreement as of the date first set forth above.

COMPANY:

VICTORYBASE CORPORATION

By: ______________________
Name: Thomas Paquin
Title: CEO

Address: [redacted]

Email: [redacted]

INDEMNITEE:

____
Thomas Paquin

Address: [redacted]

Email: [redacted]

THIRD AMENDMENT TO

LIMITED LIABILITY COMPANY AGREEMENT

OF

VICTORYBASE HOLDINGS LLC

This THIRD AMENDMENT TO LIMITED LIABILITY COMPANY AGREEMENT (this "Amendment"), dated as June 9, 2023 (the "Effective Date"), amends the Limited Liability Company Agreement, dated December 9, 2020, of VICTORYBASE HOLDINGS LLC, a Texas limited liability company (the "Company"), as amended by the First Amendment thereto, dated January 1, 2023, and the Second Amendment thereto, dated February 10, 2023 (collectively, the "LLC Agreement"), and is hereby approved and adopted by the Manager and the Members of the Company. Capitalized terms used but not defined in this Amendment shall have the meanings given to such terms in the LLC Agreement.

Recitals:

A. The LLC Agreement sets forth provisions related to contributions made by the Members to the Company, and Distributions to be made to the Members by the Company;

B. Section 3.3 of the LLC Agreement sets forth a procedure for determining the number of Class B Units issuable to VBC upon or VBRE contributing additional cash or other property to the Company (the "Unit Issuance Procedure");

C. Section 4.1 of the LLC Agreement provides that Distributions will be made "on a *pro rata* and *pari passu* basis, to the Members";

D. The undersigned desire to amend the LLC Agreement (i) to clarify the Units Issuance Procedure; (i) to permit disproportionate Distributions to one or more Members under certain circumstances, (ii) to authorize one such disproportionate Distribution, and (iii) to adjust the Members' Unit ownership to reflect such disproportionate Distribution;

NOW, THEREFORE, effective as of the Effective Date, the LLC Agreement is hereby amended as follows:

1. Amendment to Section 3.3. Paragraphs (a) and (b) of Section 3.3 of the LLC Agreement are hereby amended to read in their entirety as follows:

"(a) If permitted by the Manager, from time to time VBC may contribute additional cash or other property to the Company. Upon any such contribution, the Company will issue additional Class B Units to VBC with a value equal to the cash or other property contributed to the Company as reasonably determined by the

Manager (as to the value of the Class B Units issuable and any property contributed, in each case under this Section 3.3(A)).

(b) If permitted by the Manager, from time to time VBRE may contribute additional cash or other property (which may include interests in one or more business entities) to the Company. Upon any such contribution, the Company will issue additional Class A Units to VBRE in an amount equal to the cash or other property contributed to the Company, as reasonably determined by the Manager (as to the value of the Class A Units issuable and any property contributed, in each case under this Section 3.3(b)).

2. Amendment to Section 4.1(a). Section 4.1(a) of the LLC Agreement is hereby amended to read in its entirety as follows:

"(a) Distributable Cash; Other Distributions. To the extent permitted by applicable Law and hereunder, Distributions to Members may be declared by the Manager out of Distributable Cash or other funds or property legally available therefor, on a *pro rata* and *pari passu* basis, to the Members; provided, however, if mutually acceptable to the Manager and the Member(s) to receive Distributions hereunder, the Company may make disproportionate Distributions to any one or more Members (each an "Over-Distributed Member"), if and only if (i) the amount to be Distributed to such Over-Distributed Member does not exceed such Over-Distributed Member's then current Capital Account balance, (ii) the number of Units held by any Over-Distributed Member is thereupon appropriately reduced by the Manager in an amount, in the Manager's reasonable discretion, to reflect the value of cash or other property Distributed to any such Over Distributed Members."

3. Distribution to VBRE. On or about the date hereof, the Company shall distribute $1,445,039 to VBRE, representing a disproportionate Distribution to VBRE as contemplated by the proviso added to Section 4.1(a) of the LLC Agreement under Section 2 of this Amendment.

4. Adjustment to Units of Holdings. As a consequence of the Distribution to VBRE described in Section 3 of this Amendment, the number of Class A Units held by VBRE shall be reduced by 144,504 Units.

5. Amendment to Schedule A. As a result of the Unit reduction described in Section 4 of this Amendment, Schedule A to the LLC Agreement is hereby amended to read in its entirety as set forth on Schedule A attached hereto.

6. No Other Amendments. Except as specifically set forth above, all terms and conditions of the LLC Agreement shall remain unchanged and in full force and effect and not be affected by this Amendment.

7. Governing Law. This Amendment shall be governed by the internal laws of the State of Texas, without regard to its conflict-of-laws provisions.

[*Signature page follows*.]

IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the date first written above.

MANAGER:

VICTORYBASE CORPORATION

By: /s/Thomas Paquin
Thomas Paquin, President

MEMBERS:

VICTORYBASE CORPORATION

By: /s/Thomas Paquin
Thomas Paquin, President

VICTORYBASE RE, LLC

By: /s/Thomas Paquin
Thomas Paquin, Manager

<u>**Schedule A**</u>

<u>Schedule of Members</u>

<u>of</u>

<u>VICTORYBASE HOLDINGS LLC</u>

As of June 9, 2023

<table>
<tr><th colspan="2">Name and Address of Member</th><th>Number of Units</th><th>Class of Units</th></tr>
<tr><td colspan="2">VictoryBase RE, LLC</td><td>570,562</td><td>Class A</td></tr>
<tr><td>Ph sical address:
[redacted]</td><td>Mailin address:
[redacted]
[redacted]</td><td>30,000</td><td>Class C</td></tr>
<tr><td colspan="2">VictoryBase Corporation</td><td rowspan="2">1</td><td rowspan="2">Class B</td></tr>
<tr><td>Ph sical address:
[redacted]</td><td>Mailin address:
[redacted]
[redacted]</td></tr>
</table>

EX1A-6 MAT CTRCT 5 vb-posqex6z4.htm EXHIBIT 6.4

SECOND AMENDMENT TO

LIMITED LIABILITY COMPANY AGREEMENT

OF

VICTORYBASE HOLDINGS LLC

This SECOND AMENDMENT TO LIMITED LIABILITY COMPANY AGREEMENT (this "Amendment"), dated as of February 10, 2023 (the "Effective Date"), amends the Limited Liability Company Agreement, dated December 9, 2020, of VICTORYBASE HOLDINGS LLC, a Texas limited liability company (the "Company"), as amended by the First Amendment thereto, dated January 1, 2023 (as amended, the "LLC Agreement"), and is hereby adopted by the Manager of the Company. Capitalized terms used but not defined in this Amendment shall have the meanings given to such terms in the LLC Agreement.

Recitals:

A. Sections 3.2 and 3.3 of the LLC Agreement permit the Manager of the Company to (i) create one or more classes or series of Units, (ii) issue such additional Units upon such terms as the Manager shall determine, and (iii) amend the LLC Agreement as necessary in connection with the issuance of additional Units and admission of additional Members without the requirement of any consent or acknowledgement of any other Member;

B. The Manager desires to amend the LLC Agreement for the purposes of (i) creating a new class of Units to be called Class C Units, and (ii) reflecting the issuance of 30,000 Class C Units (as defined below) to VictoryBase RE, LLC, a Texas limited liability company ("VBRE"), and (iii) admitting VBRE as a member of the Company with respect to such Class C Units;

C. As set forth herein, the Class C Units (in whole, but not in part) will be exchangeable at any time and from time to time, with the mutual consent of the Manager and the holder(s) of Class C Units for Class A Units at a conversion ratio that results in the exchanging holder of Class C Units receiving Class A Units with a fair market value equal to the fair market value of the Class C Units being exchanged;

D. Effective October 28, 2022, the Company formed VictoryBase NY1, LLC, a Texas limited liability company ("NY1"), and the Company is the sole holder of common membership interests of NY1;

E. On or about the Effective Date, the Company will be contributing (the "Class C Contribution") an amount equal to $300,000 (the "Class C Contribution Amount") to NY1, and NY1 will use such funds to pay a portion of the purchase price for certain real property in Sackets Harbor, New York (the "NY1 Properties"); and

F. As described more fully below, until the Class C Units are exchanged for Class A Units in accordance with the terms of this Amendment, all profits and losses (and items of income, expenses, gains and losses) related to the Company's ownership of common membership interests in NY1 will be allocated exclusively to the holder(s) of the Class C Units.

NOW, THEREFORE, the LLC Agreement is hereby amended as follows:

1. Creation and Designation of Class C Units. The Manager hereby creates and designates a new class of units to be called Class C Units. The Class C Units shall have the rights and obligations set forth on Exhibit C attached hereto and otherwise enjoy the rights of Units of the Company under the Company Agreement. In exchange for the contribution of the Class C Contribution Amount to the Company on or about the Effective Date, the Company will issue 30,000 Class C Units to VBRE effective as of the Effective Date, and VBRE is hereby admitted as a member of the Company with respect to such Class C Units.

2. Amendments to Article I. Article I of the LLC Agreement is hereby amended to add the following definition thereto:

"Class C Units" means Units representing a fractional part of the Company Interests of the Members and having the rights and obligations specified with respect to the Class C Units in this Agreement.

3. Amendment to Section 4.1. Section 4.1 of the LLC Agreement is hereby amended by added the following introductory phrase prior to paragraph (a) thereof (to apply to paragraphs (a) and (b) thereof):

"Subject to the rights of the holders of Class C Units set forth in Sections 1 and 2 of Exhibit C attached hereto and the rights of holders of any other class of series of Units hereafter created and issued by the Manager,"

4. Amendment to Section 5.2. Section 5.2 of the LLC Agreement is hereby amended by added the following phrase to the end of the introductory sentence thereof:

", subject to the rights of the holders of Class C Units set forth in Section 3 of Exhibit C attached hereto and the rights of holders of any other class of series of Units hereafter created and issued by the Manager"

5. Amendment to Section 5.3. Section 5.3 of the LLC Agreement is hereby amended by added the following phrase prior to paragraph (a) thereof (to apply to paragraphs (a) through (g) thereof):

"Subject to the rights of the holders of Class C Units set forth in Section 4 of Exhibit C attached hereto and the rights of holders of any other class of series of Units hereafter created and issued by the Manager,"

6. Amendment to Section 5.5. Section 5.5 of the LLC Agreement is hereby amended by added the following phrase "prior to paragraph (a) thereof (to apply to paragraphs (a) through (f) thereof):

> "Subject to the rights of the holders of Class C Units set forth in Section 5 of Exhibit C attached hereto and the rights of holders of any other class of series of Units hereafter created and issued by the Manager,"

7. Amendment to Section 11.1. Section 11.1 of the LLC Agreement is hereby amended to (i) re-number the existing Section 11.1 as paragraph (a) of Section 11.1, and (ii) add a new paragraph (b) to Section 11.1 to read in its entirety as follows:

> "(b) Exchange Rights for Class C Units. At any time after the two-year anniversary of the Effective Date (or sooner with the prior written consent of the holders of a majority of the Class C Units then outstanding) the Manager may cause all (but not less than all) of the Class C Units to be exchanged into Class A Units (a "Class C Unit Exchange"). Such Class C Units shall be exchangeable pursuant to this Section 11.1(b) at a conversion ratio that results in each former holder of Class C Units receiving Class A Units with a fair market value equal to the fair market value of the Class C Units being exchanged. The fair market value shall be determined by mutual agreement of the Manager and the holders of a majority of the Class C Units, but if no such agreement can be reached, such fair market value will be determined by an experienced independent appraiser reasonably selected by the Manager."

8. Amendment to Schedule A. Schedule A to the LLC Agreement is hereby amended to read in its entirety as set forth on Schedule A attached hereto.

9. Addition of Exhibit C. A new Exhibit C is hereby to the LLC Agreement to read in its entirety set forth on Exhibit C hereto.

10. No Other Amendments. Except as specifically set forth above, all terms and conditions of the LLC Agreement shall remain unchanged and in full force and effect and not be affected by this Amendment.

11. Governing Law. This Amendment shall be governed by the internal law of the State of Texas, without regard to its conflict-of-laws provisions.

[*Signature page follows.*]

IN WITNESS WHEREOF, the undersigned Manager of the Company has executed this Amendment as of the date first written above.

MANAGER:

VICTORYBASE CORPORATION

By: /s/ Thomas Paquin
Thomas Paquin
Chief Executive Officer

Schedule A

Schedule of Members

of

VICTORYBASE HOLDINGS LLC

As of February 10, 2023

Name and Address of Member		Number of Units	Class of Units
VictoryBase RE, LLC		715,066	Class A
Physical address: [redacted]	Mailing address: [redacted] [redacted]	30,000	Class C
VictoryBase Corporation		1	Class B
Physical address: [redacted]	Mailing address: [redacted] [redacted]		

Exhibit C

Class C Units

The Class C Units shall have the rights and responsibilities as follows:

1. Separate Accounting of NY1 Division. Notwithstanding any provision of the LLC Agreement to the contrary, the Company will separately account for any assets (including without limitation the Class C Contribution) and operations and any Net Profits and/or Net Losses (and related items of income, expenses, gains and losses) related to the Company's ownership of common membership interests of NY1 (including without limitation a reasonable amount of Company overhead allocated thereto) (collectively, the "NY1 Division").

2. Distributions under Section 4.1(a). If the Manager declares Distributions to the Members under Section 4.1(a) of the LLC Agreement, the Company will allocate the aggregate amount of such Distributions as follows:

2.1. Any Distributions of assets of the NY1 Division will be distributed exclusively to the holders of Class C Units, proportionately based upon the number of Class C Units held by such holders of Class C Units; and

2.2. Any Distribution of other assets (not part of the NY1 Division) will be allocated among the holders of Class A Units and Class B Units, in accordance with Section 4.1(a) of the LLC Agreement.

3. Tax Distributions under Section 4.1(b). If the Company makes any Tax Distributions to the Members under Section 4.1(b) of the LLC Agreement, then the Company will allocate the aggregate amount of such Tax Distributions as follows:

3.1. Any Tax Distributions of assets of the NY1 Division will be distributed exclusively to the holders of Class C Units, proportionately based upon the number of Class C Units held by such holders of Class C Units; and

3.2. Any Tax Distributions of other assets (not part of the NY1 Division) will be distributed exclusively to the holders of Class A Units and Class B Units, in accordance with Section 4.1(b) of the LLC Agreement.

4. Allocations under Section 5.2. Notwithstanding any provision of Section 5.2 to the Agreement to the contrary, all Net Profits and Net Losses (and items of income, expenses, gains and losses) of the NY1 Division will be allocated exclusively to the holder(s) of Class C Units. All other Net Profits and Net Losses (and items of income, expenses, gains and losses) for all other assets or operations of the Company (excluding the NY1 Division) will be allocated exclusively to the holders of Class A Units and Class B Units, such Net Profits and Net Losses to be allocated among the Class A Members and Class B Members in accordance with Sections 5.2(a) and 5.2(b) of the Agreement.

5. Regulatory Allocations under Section 5.3. Notwithstanding any provision of Section 5.3 of the Agreement to the contrary, the Company will separately account for the NY1 Division. All regulatory allocations under Section 5.3 of the Agreement related to the NY1 Division will be allocated exclusively to the holder(s) of Class C Units and will be excluded in its entirety from the Net Profits and Net Losses allocated among the holders of Class A Units and Class B Units in accordance with Sections 5.3(a) through 5.2(f) of the Agreement.

6. Tax Allocations under Section 5.5. Notwithstanding any provision of Section 5.5 of the Agreement to the contrary, the Company will separately account for the NY1 Division. All tax allocations related to the NY1 Division will be allocated exclusively to the holder(s) of Class C Units and will be excluded in their entirety from the tax allocations allocated among the holders of Class A Units and Class B Units in accordance with Sections 5.5(a) through 5.5(f) of the Agreement.

7. Liquidation Option. At any time any Class C Units are outstanding, holders of a majority of the outstanding Class C Units shall have the right (the "Liquidation Option") to require the Company to either (i) sell all of the Company's interests in NY1 and distribute the proceeds thereof (net of expenses and a reasonable reserve for future expenses) to the holders of Class C Units (an "NY1 Equity Sale"), or (ii) cause the Company to cause NY1 to sell the NY1 Properties and all other assets held by NY1 and distribute the proceeds thereof (after paying all liabilities of NY1 or making reasonable reserves for any such liabilities) to the members of NY1 (and then the Company shall distribute such distributions received from NY1 (after paying all liabilities of the Company related to the NY1 Division or making reasonable reserves for any such liabilities) to the holders of Class C Units (an "NY1 Liquidation"). Holders of a majority of the Class C Units may exercise their Liquidation Option on behalf of all holders of Class C Units by providing written notice of such exercise to the Company (a "Liquidation Notice"). Upon receipt of a Liquidation Notice, the Company shall use commercially reasonable efforts to expeditiously seek to effectuate an NY1 Equity Sale or an NY1 Liquidation.

[*End of document.*]

EX1SA-6 MAT CTRCT 2 vb-253g2ex6z3.htm EXHIBIT 6.3

FIRST AMENDMENT TO

LIMITED LIABILITY COMPANY AGREEMENT

OF

VICTORYBASE HOLDINGS LLC

This FIRST AMENDMENT TO LIMITED LIABILITY COMPANY AGREEMENT (this "Amendment"), dated as of January 1, 2023 (the "Effective Date"), amends the Limited Liability Company Agreement, dated December 9, 2020 (the "LLC Agreement"), of VICTORYBASE HOLDINGS LLC, a Texas limited liability company (the "Company"), and is hereby adopted by all of the Members of the Company. Capitalized terms used but not defined in this Amendment shall have the meanings given to such terms in the LLC Agreement.

Recitals:

A. Pursuant to the Master Control and Contribution Agreement, dated June 1, 2021, VictoryBase SC1, LLC, a Texas limited liability company ("SC1"), the Company, and VictoryBase RE, LLC, a Texas limited liability company ("VBRE"), VBRE granted the Company the option to require VBRE to contribute to the Company all of its membership interests in SC1 in exchange for the Company's issuance of Class A Units of the Company to VBRE (the "Contribution Option");

B. Contemporaneously with the execution and delivery of this Amendment, the Company and VBRE are entering into the Contribution Agreement, of even date herewith (the "Contribution Agreement"), pursuant to which (i) the Company exercises its Contribution Option, and (ii) VBRE agrees to contribute all of the membership interests of SC1 to the Company, and (iii) the Company Agrees to issue 715,065 Class A Units to VBRE (the "Issuance");

C. The parties are entering into this Amendment pursuant to the terms and conditions of the Contribution Agreement to reflect the transactions contemplated by the Contribution Agreement;

D. Section 16.3 of the LLC Agreement permits the LLC Agreement to be amended with the consent of all of the Members; and

E. Each of the Members desires to amend the LLC Agreement for the purposes of (i) reflecting the issuance of 715,065 Class A Units (the "New Units") to VBRE, and (ii) admitting VBRE as a member of the Company with respect to the New Units;

NOW, THEREFORE, the LLC Agreement is hereby amended as follows:

1. Issuance of New Units; Admission of VBRE as Member; Acceptance of New Units. The Company hereby issues the New Units to VBRE. VBRE is hereby admitted as a Class A Member of the Company with respect to the New Units. VBRE hereby accepts the New Units and agrees to be bound by the terms of the LLC Agreement as a Class A Member of the Company.

2. Amendment to Section 3.1(a). The first sentence of Section 3.1(a) of the LLC Agreement is hereby amended in its entirety to read as follows:

> "The Company shall maintain as Schedule A attached hereto a schedule setting forth: (i) the name and address of each Member; and (ii) the aggregate number of outstanding Units and the number and class of Units held by each Member (such schedule, the "Schedule of Members")."

3. Amendment to Schedule A. As of the Effective Date, and after giving effect to the Issuance, Schedule A to the LLC Agreement is hereby amended in its entirety to read as set forth on Schedule A attached hereto.

4. No Other Amendments. Except as specifically set forth above, all terms and conditions of the LLC Agreement shall remain unchanged and in full force and effect and not be affected by this Amendment.

5. Governing Law. This Amendment shall be governed by the internal law of the State of Texas, without regard to its conflict-of-laws provisions.

[*Signature page follows.*]

IN WITNESS WHEREOF, this Amendment has been executed by the undersigned Members of the Company as of the date first written above.

VBRE:

VICTORYBASE RE, LLC

By: VictoryBase Corporation,
its Manager

By: /s/ Thomas Paquin
Thomas Paquin, President

VBC:

VICTORYBASE CORPORATION

By: /s/ Thomas Paquin
Thomas Paquin, President

Schedule A

Schedule of Members

of

VICTORYBASE HOLDINGS LLC

As of January 1, 2023

Name and Address of Member		Number of Units	Class of Units
VictoryBase RE, LLC		715,066	Class A
Physical address: [redacted]	Mailing address: [redacted]		
VictoryBase Corporation		1	Class B
Physical address: [redacted]	Mailing address: [redacted]		

EX1A-6 MAT CTRCT 7 vbco-1aex6z2.htm EXHIBIT 6.2

LIMITED LIABILITY COMPANY AGREEMENT

OF

VICTORYBASE HOLDINGS LLC

Dated as of December 9, 2020

TABLE OF CONTENTS

LIMITED LIABILITY COMPANY AGREEMENT

OF

VICTORYBASE HOLDINGS LLC

This LIMITED LIABILITY COMPANY AGREEMENT (this "Agreement") of VictoryBase Holdings LLC, a Texas limited liability company (the "Company") dated as of December 9, 2020 (the "Effective Date"), is entered into by and among the Members (as defined herein) of the Company.

WHEREAS, the Company was formed as a limited liability company with the name "VictoryBase Holdings LLC", pursuant to and in accordance with the TBOC (as defined herein) by the filing of the Certificate (as defined herein) with the Secretary of State of the State of Texas on the Effective Date;

WHEREAS, the initial Members shall be VictoryBase RE, LLC, a Texas limited liability company ("VBRE"), which shall hold Class A Units (as defined herein) and VictoryBase Corporation, a Delaware corporation ("VBC"), which shall hold Class B Units (as defined herein); and

WHEREAS, as set forth herein, the Class A Units will be exchangeable at any time and from time to time for shares of VBC Class A Common Stock at a conversion ratio that results in the exchanging holder of Class A Units receiving VBC Class A Common Stock with an indirect economic ownership in the Company that is equal to the direct percentage economic interest in the Company that such Class A Units represented in the hands of such exchanging holder;

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Members, intending to be legally bound, hereby agree as follows:

ARTICLE I.
DEFINITIONS

The following definitions shall be applied to the terms used in this Agreement for all purposes, unless otherwise clearly indicated to the contrary.

"Additional Member" has the meaning set forth in Section 12.2.

"Adjusted Capital Account Deficit" means with respect to the Capital Account of any Member as of the end of any Taxable Year, the amount by which the balance in such Capital Account is less than zero. For this purpose, such Member's Capital Account balance shall be:

(a) reduced for any items described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5), and (6); and

(b) increased for any amount such Member is obligated to contribute or is treated as being obligated to contribute to the Company pursuant to Treasury Regulation Section 1.704-1(b)(2)(ii)(c) (relating to partner liabilities to a partnership) or 1.704-2(g)(1) and 1.704-2(i) (relating to minimum gain).

"Admission Date" has the meaning set forth in Section 10.6.

"Affiliate" (and, with a correlative meaning, "Affiliated") means, with respect to a specified Person, each other Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Person specified. As used in this definition and the definition of Majority Member, "control" (including with correlative meanings, "controlled by" and "under common control with") means possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of voting securities or by contract or other agreement).

"Agreement" has the meaning set forth in the preamble to this Agreement.

"Appraisers" has the meaning set forth in Section 15.2.

"Assignee" means a Person to whom a Company Interest has been transferred but who has not become a Member pursuant to ARTICLE XII.

"Assumed Tax Liability" means the estimated or actual taxable income of the Company, as determined for federal income tax purposes, allocated to a Member pursuant to Section 5.4 for the period to which the Assumed Tax Liability relates as determined for federal income tax purposes multiplied by (i) with respect to a Member that is not taxed as a corporation for federal income tax purposes, the highest combined federal and state marginal income tax rate then applicable to any individual in the United States, regardless of the actual tax rate applicable to such Member, and (ii) with respect to a Member that is taxed as a corporation for federal income tax purposes, the highest combined federal and state marginal income tax rate then applicable to a corporation in the United States, as reasonably determined by the Manager; provided that, in the case of VBC, such Assumed Tax Liability shall be computed without regard to any increases to the tax basis of the Company's property pursuant to Section 743(b) of the Code.

"Base Rate" means, on any date, a variable rate per annum equal to the rate of interest most recently published by The Wall Street Journal as the "prime rate" at large U.S. money center banks.

"Book Value" means, with respect to any Company property, the Company's adjusted basis for U.S. federal income tax purposes, adjusted from time to time to reflect the adjustments required or permitted by Treasury Regulation Section 1.704-1(b)(2)(iv) (d)-(g).

"Business Day" means any day other than a Saturday or a Sunday or a day on which banks located in Dallas, Texas generally are authorized or required by Law to close.

"Capital Account" means the capital account maintained for a Member in accordance with Section 5.1.

"Capital Contribution" means, with respect to any Member, the amount of any cash, cash equivalents, promissory obligations or the Fair Market Value of other property that such Member contributes (or is deemed to contribute) to the Company pursuant to ARTICLE III hereof.

"Capital Transaction" means any sale, exchange, or other disposition of all or any part of any depreciable real property of the Company.

"Certificate" means the Company's Certificate of Formation as filed with the Secretary of State of Texas, as it may be amended from time to time in accordance with this Agreement.

"Change of Control Transaction" means (a) a sale of all or substantially all of the Company's assets determined on a consolidated basis, (b) a sale of a majority of the Company's outstanding Units (other than (i) to VBC or (ii) in connection with an Exchange in accordance with ARTICLE XI). or (c) a sale of a majority of the outstanding voting securities of any Material Subsidiary of the Company; in any such case, whether by merger, recapitalization, consolidation, reorganization, combination or otherwise; provided, however, that neither (w) a transaction solely between the Company or any of its Subsidiaries, on the one hand, and the Company or any of its Subsidiaries, on the other hand, (x) nor a transaction solely for the purpose of changing the jurisdiction of domicile of the Company, nor (y) a transaction solely for the purpose of changing the form of entity of the Company, nor (z) a sale of a majority of the outstanding shares of VBC Class A Common Stock, whether by merger, recapitalization, consolidation, reorganization, combination or otherwise, shall in each case of clauses (w), (x), (y) and (z) constitute a Change of Control Transaction.

"Class A Units" means a Unit representing a fractional part of the Company Interests of the Members and having the rights and obligations specified with respect to the Class A Units in this Agreement.

"Class B Units" means a Unit representing a fractional part of the Company Interests of the Members and having the rights and obligations specified with respect to the Class B Units in this Agreement.

"Code" means the United States Internal Revenue Code of 1986, as amended.

"Company" has the meaning set forth in the preamble to this Agreement.

"Company Interest" means the interest of a Member in Profits, Losses and Distributions.

"Confidential Information" has the meaning set forth in Section 16.2.

"Conversion Ratio" has the meaning set forth in Section 11.1.

"Depreciation" means, for any Fiscal Year, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable for federal income tax purposes with respect to an asset for such Fiscal Year, except that (i) with respect to a Company asset the Book Value of which differs from its adjusted basis for U.S. federal income tax purposes and which difference is being eliminated by use of the "remedial allocation method" as defined in Regulations

Section 1.704-3(d), Depreciation for such period shall be the amount of the book basis recovered for such period under the rules prescribed in Regulations Section 1.704-3(d)(2), and (ii) if the Book Value of a Company asset differs from its adjusted basis for federal income tax purposes at the beginning of such Fiscal Year, Depreciation shall be an amount that bears the same ratio to such beginning Book Value as the federal income tax depreciation, amortization, or other cost recovery deduction allowable for such Fiscal Year bears to such beginning adjusted tax basis, provided, however, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Fiscal Year is zero, Depreciation shall be determined with reference to such beginning Book Value using any reasonable method selected by the Manager.

"Discount" has the meaning set forth in Section 6.6.

"Distributable Cash" shall mean, as of any relevant date on which a determination is being made by the Manager regarding a potential distribution pursuant to Section 4.1(a), the amount of cash of the Company remaining at such time after setting aside reasonable reserves determined by the Manager for working capital, capital expenditures, retirement of outstanding indebtedness and other present or future requirements of the Company, all in accordance with the purposes of the Company or its Subsidiaries, as applicable

"Distribution" (and, with a correlative meaning, "Distribute") means each distribution made by the Company to a Member with respect to such Member's Units, whether in cash, property or securities of the Company and whether by liquidating distribution or otherwise; provided, however, that none of the following shall be a Distribution: (a) any recapitalization that does not result in the distribution of cash or property to Members or any exchange of securities of the Company, and any subdivision (by Unit split or otherwise) or any combination (by reverse Unit split or otherwise) of any outstanding Units or (b) any other payment made by the Company to a Member that is not properly treated as a "distribution" for purposes of Sections 731, 732, or 733 or other applicable provisions of the Code.

"Effective Date" has the meaning set forth in the preamble to this Agreement.

"Equity Securities" means (a) Units or other equity interests in the Company or any Subsidiary of the Company (including other classes or groups thereof having such relative rights, powers and duties as may from time to time be established by the Manager pursuant to the provisions of this Agreement, including rights, powers and/or duties senior to existing classes and groups of Units and other equity interests in the Company or any Subsidiary of the Company), (b) obligations, evidences of indebtedness or other securities or interests convertible or exchangeable into Units or other equity interests in the Company or any Subsidiary of the Company, and (c) warrants, options or other rights to purchase or otherwise acquire Units or other equity interests in the Company or any Subsidiary of the Company.

"Event of Withdrawal" means the expulsion, bankruptcy or dissolution of a Member or the occurrence of any other event that terminates the continued membership of a Member in the Company. "Event of Withdrawal" shall not include an event that (a) terminates the existence of a Member for income tax purposes (including, without limitation, (i) a change in entity classification of a Member under Treasury Regulations Section 301.7701-3, (ii) a sale of assets by, or liquidation

of, a Member pursuant to an election under Code Sections 336 or 338, or (iii) merger, severance, or allocation within a trust or among sub-trusts of a trust that is a Member) but that (b) does not terminate the existence of such Member under applicable state law (or, in the case of a trust that is a Member, does not terminate the trusteeship of the fiduciaries under such trust with respect to all the Company Interests of such trust that is a Member).

"Exchange" has the meaning set forth in Section 11.1.

"Fair Market Value" means, with respect to any asset, its fair market value determined according to ARTICLE XV.

"Fiscal Period" means any interim accounting period within a Taxable Year established by the Company and which is permitted or required by Section 706 of the Code.

"Fiscal Year" means the Company's annual accounting period established pursuant to Section 8.2.

"Governmental Entity" means (a) the United States of America, (b) any other sovereign nation, (c) any state, province, district, territory or other political subdivision of (a) or (b) of this definition, including any county, municipal or other local subdivision of the foregoing, or (d) any entity exercising executive, legislative, judicial, regulatory or administrative functions of government on behalf of (a), (b) or (c) of this definition.

"Indemnified Person" has the meaning set forth in Section 7.4(a).

"Investment Company Act" means the U.S. Investment Company Act of 1940, as amended from time to time.

"IPO" means any initial public offering of VBC or any other event or action by VBC which facilitates the public trading of VBC's capital stock including without limitation the proposed issuance of additional shares of VBC Class A Common Stock to investors pursuant to the exemption from registration afforded by Regulation A+ Tier II, and the quotation of VBC Class A Common Stock on OTC Markets and/or any other registration or listing of such shares for potential public trading.

"Law" means all laws, statutes, ordinances, rules and regulations of the United States, any foreign country and each state, commonwealth, city, county, municipality, regulatory body, agency or other political subdivision thereof.

"Losses" means items of Company loss or deduction determined according to Section 5.1(b).

"Majority Members" means the Members (which may include the Manager) holding a majority of the Voting Units then outstanding.

"Manager" has the meaning set forth in Section 6.1.

"Material Subsidiary" means any direct or indirect Subsidiary of the Company that, as of any date of determination, represents more than (a) 50% of the consolidated net tangible assets of the Company or (b) 50% of the consolidated net income of the Company before interest, taxes, depreciation and amortization.

"Member" means, as of any date of determination, (a) each of the members named on the Schedule of Members and (b) any Person admitted to the Company as a Substituted Member or Additional Member in accordance with ARTICLE XII, but in each case only so long as such Person is shown on the Company's books and records as the owner of one or more Units.

"Minimum Gain" means "partnership minimum gain" determined pursuant to Treasury Regulation Section 1.704-2(d).

"Net Loss" means, with respect to a Fiscal Year, the excess if any, of Losses for such Fiscal Year over Profits for such Fiscal Year (excluding Profits and Losses specially allocated pursuant to Section 5.3).

"Net Profit" means, with respect to a Fiscal Year, the excess if any, of Profits for such Fiscal Year over Losses for such Fiscal Year (excluding Profits and Losses specially allocated pursuant to Section 5.3).

"Officer" has the meaning set forth in Section 6.1(b).

"Other Agreements" has the meaning set forth in Section 10.4.

"Partnership Representative" has the meaning set forth in Section 9.3.

"Partnership Tax Audit Rules" has the meaning set forth in Section 9.3.

"Percentage Interest" means with respect to a Member at a particular time, such Member's percentage interest in the Company determined by dividing such Member's Units by the total Units of all Members at such time. The Percentage Interest of each Member shall be calculated to the 4th decimal place.

"Permitted Transfer" has the meaning set forth in Section 10.2.

"Person" means an individual or any corporation, partnership, limited liability company, trust, unincorporated organization, association, joint venture or any other organization or entity, whether or not a legal entity.

"Pro rata," "pro rata portion," "according to their interests," "ratably," "proportionately," "proportional," "in proportion to," "based on the number of Units held," "based upon the percentage of Units held," "based upon the number of Units outstanding," and other terms with similar meanings, when used in the context of a number of Units of the Company relative to other Units, means as amongst an individual class of Units, pro rata based upon the number of such Units within such class of Units.

"Profits" means items of Company income and gain determined according to Section 5.1(b).

"Regulatory Allocations" has the meaning set forth in Section 5.3(g).

"Schedule of Members" has the meaning set forth in Section 3.1(a).

"SEC" means the U.S. Securities and Exchange Commission, including any governmental body or agency succeeding to the functions thereof.

"Securities Act" means the U.S. Securities Act of 1933, as amended, and applicable rules and regulations thereunder, and any successor to such statute, rules or regulations. Any reference herein to a specific section, rule or regulation of the Securities Act shall be deemed to include any corresponding provisions of future Law.

"Subsidiary" means, with respect to any Person, any corporation, limited liability company, partnership, association or business entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (b) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of the voting interests thereof are at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, references to a "Subsidiary" of the Company shall be given effect only at such times that the Company has one or more Subsidiaries, and, unless otherwise indicated, the term "Subsidiary" refers to a Subsidiary of the Company.

"Substituted Member" means a Person that is admitted as a Member to the Company pursuant to Section 12.1.

"Tax Distribution Date" has the meaning set forth in Section 4.1(b)(i).

"Tax Distributions" has the meaning set forth in Section 4.1(b)(i).

"Taxable Year" means the Company's accounting period for U.S. federal income tax purposes determined pursuant to Section 9.2.

"TBOC" means the Texas Business Organizations Code and any successor code or statute, as amended from time to time.

"Transfer" (and, with a correlative meaning, "Transferring") means any sale, transfer, assignment, pledge, encumbrance or other disposition of (whether directly or indirectly, whether with or without consideration and whether voluntarily or involuntarily or by operation of Law) (a) any interest (legal or beneficial) in any Equity Securities or (b) any equity or other interest (legal or beneficial) in any Member if substantially all of the assets of such Member consist solely of Units. Notwithstanding the foregoing, "Transfer" shall not include an event that terminates the existence of a Member for income tax purposes (including, without limitation, a change in entity

classification of a Member under Treasury Regulations Section 301.7701-3, a sale of assets by, or liquidation of, a Member pursuant to an election under Code Sections 336 or 338, or merger, severance, or allocation within a trust or among sub-trusts of a trust that is a Member), but that does not terminate the existence of such Member under applicable state law (or, in the case of a trust that is a Member, does not terminate the trusteeship of the fiduciaries under such trust with respect to all the Company Interests of such trust that is a Member.

"Treasury Regulations" means the income tax regulations promulgated under the Code and any corresponding provisions of succeeding regulations.

"Unit" means a Company Interest of a Member or a permitted Assignee in the Company representing a fractional part of the Company Interests of all Members and Assignees as may be established by the Manager from time to time in accordance with Section 3.2; provided, however, that any class or group of Units issued shall have the relative rights, powers and duties set forth in this Agreement, and the Company Interest represented by such class or group of Units shall be determined in accordance with such relative rights, powers and duties.

"VBC" has the meaning set forth in the Recitals to this Agreement.

"VBC Class A Common Stock" means VBC's Class A Common Stock, par value $0.001.

"VBC Class B Common Stock" means VBC's Class B Non-Economic Voting Common Stock, par value $0.001.

"Voting Units" means any Units other than Units that by their express terms do not entitle the record holder thereof to vote on any matter presented to the Members generally under this Agreement for approval; provided that (i) no vote by Voting Units shall have the power to override any action taken by the Manager or to remove or replace the Manager, (ii) the Voting Units have no ability to take part in the conduct or control of the Company's business, and (iii) notwithstanding any vote by Voting Units hereunder, the Manager shall retain exclusive management power over the business and affairs of the Company in accordance with Section 6.1(a).

ARTICLE II.
ORGANIZATIONAL MATTERS

Section 2.1 Formation of Company. The Company was formed on the Effective Date pursuant to the provisions of the TBOC.

Section 2.2 Limited Liability Company Agreement. The Members hereby execute this Agreement for the purpose of establishing the affairs of the Company and the conduct of its business in accordance with the provisions of the TBOC. The Members hereby agree that during the term of the Company set forth in Section 2.6 the rights and obligations of the Members with respect to the Company will be determined in accordance with the terms and conditions of this Agreement and the TBOC. On any matter upon which this Agreement is silent, the TBOC shall control. No provision of this Agreement shall be in violation of the TBOC and to the extent any provision of this Agreement is in violation of the TBOC, such provision shall be void and of no

effect to the extent of such violation without affecting the validity of the other provisions of this Agreement; provided, however, that where the TBOC provides that a provision of the TBOC shall apply "unless otherwise provided in a limited liability company agreement" or words of similar effect, the provisions of this Agreement shall in each instance control.

Section 2.3 Name. The name of the Company shall be "VictoryBase Holdings LLC." The Manager in its sole discretion may change the name of the Company at any time and from time to time. Notification of any such change shall be given to all of the Members and, to the extent practicable, to all of the holders of any Equity Securities then outstanding. The Company's business may be conducted under its name and/or any other name or names deemed advisable by the Manager.

Section 2.4 Purpose. The primary business and purpose of the Company shall be to engage in such activities as are permitted under the TBOC and determined from time to time by the Manager in accordance with the terms and conditions of this Agreement.

Section 2.5 Principal Office; Registered Office. The principal office of the Company shall be at such place as the Manager may from time to time designate. The address of the initial registered office of the Company in the State of Texas shall be as set forth in the Certificate, and the initial registered agent for service of process on the Company in the State of Texas at such registered office shall be as set forth in the Certificate. The Manager may from time to time change the Company's registered agent and registered office in the State of Texas.

Section 2.6 Term. The term of the Company commenced upon the filing of the Certificate in accordance with the TBOC and shall continue in existence until termination and dissolution of the Company in accordance with the provisions of ARTICLE XIV.

Section 2.7 No State-Law Partnership. The Members intend that the Company not be a partnership (including, without limitation, a limited partnership) or joint venture, and that no Member be a partner or joint venturer of any other Member by virtue of this Agreement, for any purposes other than as set forth in the last sentence of this Section 2.7, and neither this Agreement nor any other document entered into by the Company or any Member relating to the subject matter hereof shall be construed to suggest otherwise. The Members intend that the Company shall be treated as a partnership for U.S. federal and, if applicable, state or local income tax purposes, and that each Member and the Company shall file all tax returns and shall otherwise take all tax and financial reporting positions in a manner consistent with such treatment.

ARTICLE III.
MEMBERS; UNITS; CAPITALIZATION

Section 3.1 Members.

(a) The Company shall maintain as Schedule A attached hereto a schedule setting forth: (i) the name and address of each Member; (ii) the aggregate number of outstanding Units and the number and class of Units held by each Member; (iii) the aggregate amount of cash Capital

Contributions that has been made by the Members with respect to their Units; and (iv) the Fair Market Value of any Capital Contribution consisting of property other than cash (including, if applicable, a description and the amount of any liability assumed by the Company or to which contributed property is subject) (such schedule, the "Schedule of Members"). The Schedule of Members shall be the definitive record of ownership of each Unit of the Company and all relevant information with respect to each Member. The Company shall be entitled to recognize the exclusive right of a Person registered on its records as the owner of Units for all purposes and shall not be bound to recognize any equitable or other claim to or interest in Units on the part of any other Person, whether or not it shall have express or other notice thereof, except as otherwise provided by the TBOC.

(b) No Member shall be required or, except as approved by the Manager pursuant to Section 6.1 and in accordance with the other provisions of this Agreement, permitted to loan any money or property to the Company or borrow any money or property from the Company.

Section 3.2 Units. Interests in the Company shall be represented by Units, or such other securities of the Company, in each case as the Manager may establish in its discretion in accordance with the terms and subject to the restrictions hereof. The Units will initially consist of Class A Units and Class B Units. The Manager may create one or more additional classes or series of Units.

Section 3.3 Authorization and Issuance of Additional Units.

(a) If permitted by the Manager, from time to time VBC may make additional cash contributions to the Company. Upon any such contribution, the Company will issue additional Class B Units to VBC in an amount equal to the result of (i) the aggregate number of Units outstanding immediately prior to the capital contribution; multiplied by (ii) the amount of the capital contribution; divided by (iii) the fair market value of the Company as a whole immediately prior to the capital contribution, as reasonably determined by the Manager.

(b) If permitted by the Manager, from time to time VBRE may contribute additional cash or other property (which may include interests in one or more business entities) to the Company. Upon any such contribution, the Company will issue additional Class A Units to VBRE in an amount equal to the result of (i) the aggregate number of Units outstanding immediately prior to the capital contribution; multiplied by (ii) the fair market value of the cash or other property contributed to the Company, as reasonably determined by the Manager; divided by (iii) the fair market value of the Company as a whole immediately prior to the capital contribution, as reasonably determined by the Manager.

(c) The Company shall only be permitted to issue additional Units or other Equity Securities in the Company to the Persons and on the terms and conditions provided for in Section 3.2 and this Section 3.3. Subject to the foregoing, the Manager may cause the Company to issue additional Units authorized under this Agreement at such times and upon such terms as the Manager shall determine and the Manager shall amend this Agreement as necessary in connection with the issuance of additional Units and admission of additional Members under this Section 3.3 without the requirement of any consent or acknowledgement of any other Member.

Section 3.4 Certificates Representing Units; Lost, Stolen or Destroyed Certificates; Registration and Transfer of Units.

(a) Units shall not be certificated unless otherwise determined by the Manager. If the Manager determines that one or more Units shall be certificated, each such certificate shall be signed by or in the name of the Company, by the Chief Executive Officer and any other officer designated by the Manager, representing the number of Units held by such holder. Such certificate shall be in such form (and shall contain such legends) as the Manager may determine. Any or all of such signatures on any certificate representing one or more Units may be a facsimile, engraved or printed, to the extent permitted by applicable Law. The Manager agrees that it shall not elect to treat any Unit as a "security" within the meaning of Article 8 of the Uniform Commercial Code unless thereafter all Units then outstanding are represented by one or more certificates.

(b) If Units are certificated, the Manager may direct that a new certificate representing one or more Units be issued in place of any certificate theretofore issued by the Company alleged to have been lost, stolen or destroyed, upon delivery to the Manager of an affidavit of the owner or owners of such certificate, setting forth such allegation. The Manager may require the owner of such lost, stolen or destroyed certificate, or such owner's legal representative, to give the Company a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of any such new certificate.

(c) Upon surrender to the Company or the transfer agent of the Company, if any, of a certificate for one or more Units, duly endorsed or accompanied by appropriate evidence of succession, assignment or authority to transfer, in compliance with the provisions hereof, the Company shall issue a new certificate representing one or more Units to the Person entitled thereto, cancel the old certificate and record the transaction upon its books. Subject to the provisions of this Agreement, the Manager may prescribe such additional rules and regulations as it may deem appropriate relating to the issue, Transfer and registration of Units.

Section 3.5 Negative Capital Accounts. No Member shall be required to pay to any other Member or the Company any deficit or negative balance which may exist from time to time in such Member's Capital Account (including upon and after dissolution of the Company).

Section 3.6 No Withdrawal. No Person shall be entitled to withdraw any part of such Person's Capital Contribution or Capital Account or to receive any Distribution from the Company, except as expressly provided in this Agreement.

Section 3.7 Loans From Members. Loans by Members to the Company shall not be considered Capital Contributions. Subject to the provisions of Section 3.1(b), the amount of any such advances shall be a debt of the Company to such Member and shall be payable or collectible in accordance with the terms and conditions upon which such advances are made.

ARTICLE IV.
DISTRIBUTIONS

Section 4.1 Distributions.

(a) Distributable Cash; Other Distributions. To the extent permitted by applicable Law and hereunder, Distributions to Members may be declared by the Manager out of Distributable Cash or other funds or property legally available therefor, on a *pro rata* and *pari passu* basis, to the Members.

(b) Tax Distributions.

(i) On or about each date (a "Tax Distribution Date") that is five (5) Business Days prior to each due date for the U.S. federal income tax return of an individual calendar year taxpayer (without regard to extensions) (or, if earlier, the due date for the U.S. federal income tax return of VBC, as determined without regard to extensions), the Company shall use its best efforts to make a cash Distribution to each Member in accordance with its Percentage Interest in an amount equal to the excess of such Member's Assumed Tax Liability, if any, for such taxable period over the Distributions previously made to such Member pursuant to this Section 4.1(b) with respect to such taxable period (the "Tax Distributions").

(ii) If, on a Tax Distribution Date, there are insufficient funds on hand to distribute to the Members the full amount of the Tax Distributions to which such Members are otherwise entitled, Distributions pursuant to this Section 4.1(b) shall be made on a *pro rata* and *pari passu* basis to the Members to the extent of available funds in accordance with their Percentage Interests and the Company shall use its best efforts to make future Tax Distributions as soon as funds become available sufficient to pay the remaining portion of the Tax Distributions to which such Members are otherwise entitled.

(iii) In the event of any audit by, or similar event with, a taxing authority that affects the calculation of any Member's Assumed Tax Liability for any taxable year, or in the event the Company files an amended tax return, each Member's Assumed Tax Liability with respect to such year shall be recalculated by giving effect to such event (for the avoidance of doubt, taking into account interest or penalties). The Company shall use its best efforts to cause any shortfall in the amount of Tax Distributions the Members and former Members received for the relevant taxable years based on such recalculated Assumed Tax Liability to be promptly distributed to such Members and the successors of such former Members, except, for the avoidance of doubt, to the extent Distributions were made to such Members and former Members pursuant to Section 4.1(a) and this Section 4.1(b) in the relevant taxable years sufficient to cover such shortfall.

(iv) Notwithstanding the foregoing, Distributions pursuant to this Section 4.1(b), if any, shall be made to a Member only to the extent all previous Distributions to such Member pursuant to Section 4.1(a) with respect to the Fiscal Year are

less than the Distributions such Member otherwise would have been entitled to receive with respect to such Fiscal Year pursuant to this Section 4.1(b).

Section 4.2 Restricted Distributions. Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any Distribution to any Member on account of any Company Interest if such Distribution would violate any applicable Law.

ARTICLE V.
CAPITAL ACCOUNTS; ALLOCATIONS; TAX MATTERS

Section 5.1 Capital Accounts.

(a) The Company shall maintain a separate Capital Account for each Member according to the rules of Treasury Regulation Section 1.704-1(b)(2)(iv). For this purpose, the Company may (in the discretion of the Manager), upon the occurrence of the events specified in Treasury Regulation Section 1.704-1(b)(2)(iv)(f), increase or decrease the Capital Accounts in accordance with the rules of such Treasury Regulation and Treasury Regulation Section 1.704-1(b)(2)(iv)(g) to reflect a revaluation of Company property.

(b) For purposes of computing the amount of any item of Company income, gain, loss or deduction to be allocated pursuant to this ARTICLE V and to be reflected in the Capital Accounts of the Members, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for U.S. federal income tax purposes (including any method of depreciation, cost recovery or amortization used for this purpose); provided, however, that:

(i) The computation of all items of income, gain, loss and deduction shall include those items described in Code Section 705(a)(l)(B) or Code Section 705(a)(2)(B) and Treasury Regulation Section 1.704-1(b)(2)(iv)(i), without regard to the fact that such items are not includable in gross income or are not deductible for U.S. federal income tax purposes.

(ii) If the Book Value of any Company property is adjusted pursuant to Treasury Regulation Section 1.704-1(b) (2)(iv)(f), the amount of such adjustment shall be taken into account as gain or loss from the disposition of such property.

(iii) Items of income, gain, loss or deduction attributable to the disposition of Company property having a Book Value that differs from its adjusted basis for tax purposes shall be computed by reference to the Book Value of such property.

(iv) Items of depreciation, amortization and other cost recovery deductions with respect to Company property having a Book Value that differs from its adjusted basis for tax purposes shall be computed by reference to the property's Book Value in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(g).

(v) To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Sections 732(d), 734(b) or 743(b) is required, pursuant to Treasury

Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis).

Section 5.2 Allocations. Except as otherwise provided in and after having given effect to the special allocations of Section 5.3, Net Profits and Net Losses for any Fiscal Year or Fiscal Period shall be allocated among the Capital Accounts of the Members as follows.

(a) Net Profits. Net Profits shall be allocated:

(i) first, to the Members in proportion to and to the extent of the excess, if any, of: (A) the cumulative Net Losses allocated to each such Member pursuant to Section 5.2(b) hereof for all prior Fiscal Years, over (B) the cumulative Net Profits allocated to each such Member under this Section 5.2(a)(i) for all prior Fiscal Years; and

(ii) the balance, if any, among the Members *pro rata* in accordance with their respective Percentage Interests.

(b) Net Losses. Net Losses shall be allocated:

(i) first, among the Members *pro rata* in accordance with their respective Percentage Interests in an amount equal to the excess, if any of (1) the cumulative Net Profits allocated to the Members pursuant to Section 5.2(a) for all prior Fiscal Years, over (2) the cumulative Net Losses allocated to the Members pursuant to this Section 5.2(b)(i) for all prior Fiscal Years;

(ii) second, among the Members in proportion to and to the extent of their Capital Account balances (after taking into account all distributions and contributions during such Fiscal Year) until the Capital Account balance of each such Member is reduced to zero;

(iii) the balance, if any, among the Members *pro rata* in accordance with their respective Percentage Interests.

Section 5.3 Regulatory Allocations.

(a) If there is a net decrease in the Minimum Gain during any Taxable Year, each Member shall be allocated Profits for such Taxable Year (and, if necessary, for subsequent Taxable Years) in the amounts and of such character as determined according to Treasury Regulation Section 1.704-2(f). This Section 5.3(a) is intended to be a minimum gain chargeback provision that complies with the requirements of Treasury Regulation Section 1.704-2(f), and shall be interpreted in a manner consistent therewith.

(b) Losses attributable to partner nonrecourse debt (as defined in Treasury Regulation Section 1.704-2(b)(4)) shall be allocated in the manner required by Treasury Regulation Section 1.704-2(i). If there is a net decrease during a Taxable Year in partner nonrecourse debt minimum

gain (as defined in Treasury Regulation Section 1.704-2(i)(3)), Profits for such Taxable Year (and, if necessary, for subsequent Taxable Years) shall be allocated to the Members in the amounts and of such character as determined according to Treasury Regulation Section 1.704-2(i)(4). This Section 5.3(b) is intended to be a minimum gain chargeback that complies with the requirements of Treasury Regulations Section 1.704-2(f) and shall be interpreted in a manner consistently therewith.

(c) If any Member that unexpectedly receives an adjustment, allocation or Distribution described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6) has an Adjusted Capital Account Deficit as of the end of any Taxable Year, computed after the application of Section 5.3(a) and Section 5.3(b) but before the application of any other provision of this ARTICLE V, then Profits for such Taxable Year shall be allocated to such Member in proportion to, and to the extent of, such Adjusted Capital Account Deficit. This Section 5.3(c) is intended to be a qualified income offset provision as described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted in a manner consistent therewith.

(d) Nonrecourse deductions (as determined according to Treasury Regulation Section 1.704-2(b)(1)) for any Taxable Year shall be allocated pro rata among the Members in accordance with their Percentage Interests.

(e) If the allocation of Net Losses to a Member as provided in Section 5.2 would create or increase an Adjusted Capital Account Deficit, there shall be allocated to such Member only that amount of Losses as will not create or increase an Adjusted Capital Account Deficit. The Net Losses that would, absent the application of the preceding sentence, otherwise be allocated to such Member shall be allocated to the other Members in accordance with their relative Percentage Interests, subject to this Section 5.3(e).

(f) Profits and Losses described in Section 5.1(b)(v) shall be allocated in a manner consistent with the manner that the adjustments to the Capital Accounts are required to be made pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(j), (k) and (m).

(g) The allocations set forth in Section 5.3(a) through and including Section 5.3(f) (the "Regulatory Allocations") are intended to comply with certain requirements of Sections 1.704-1(b) and 1.704-2 of the Treasury Regulations. The Regulatory Allocations may not be consistent with the manner in which the Members intend to allocate Profit and Loss of the Company or make Distributions. Accordingly, notwithstanding the other provisions of this ARTICLE V, but subject to the Regulatory Allocations, income, gain, deduction and loss shall be reallocated among the Members so as to eliminate the effect of the Regulatory Allocations and thereby cause the respective Capital Accounts of the Members to be in the amounts (or as close thereto as possible) they would have been if Profit and Loss (and such other items of income, gain, deduction and loss) had been allocated without reference to the Regulatory Allocations. In general, the Members anticipate that this will be accomplished by specially allocating other Profit and Loss (and such other items of income, gain, deduction and loss) among the Members so that the net amount of the Regulatory Allocations and such special allocations to each such Member is zero. In addition, if in any Fiscal Year or Fiscal Period there is a decrease in partnership minimum gain, or in partner nonrecourse debt minimum gain, and application of the minimum gain chargeback requirements

set forth in Section 5.3(a) or Section 5.3(b) would cause a distortion in the economic arrangement among the Members, the Members may, if they do not expect that the Company will have sufficient other income to correct such distortion, request the Internal Revenue Service to waive either or both of such minimum gain chargeback requirements. If such request is granted, this Agreement shall be applied in such instance as if it did not contain such minimum gain chargeback requirement.

Section 5.4 Final Allocations. Notwithstanding any contrary provision in this Agreement except Section 5.3, the Manager shall make appropriate adjustments to allocations of Profits and Losses to (or, if necessary, allocate items of gross income, gain, loss or deduction of the Company among) the Members upon the liquidation of the Company (within the meaning of Section 1.704-1(b)(2)(ii)(g) of the Treasury Regulations), the transfer of substantially all the Units (whether by sale or exchange or merger) or sale of all or substantially all the assets of the Company, such that, to the maximum extent possible, the Capital Accounts of the Members are proportionate to the amounts that otherwise would be distributable to each Member under Section 4.1. In each case, such adjustments or allocations shall occur, to the maximum extent possible, in the Fiscal Year of the event requiring such adjustments or allocations.

Section 5.5 Tax Allocations.

(a) The income, gains, losses, deductions and credits of the Company will be allocated, for federal, state and local income tax purposes, among the Members in accordance with the allocation of such income, gains, losses, deductions and credits among the Members for computing their Capital Accounts; provided that if any such allocation is not permitted by the Code or other applicable Law, the Company's subsequent income, gains, losses, deductions and credits will be allocated among the Members so as to reflect as nearly as possible the allocation set forth herein in computing their Capital Accounts.

(b) Items of Company taxable income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall be allocated among the Members in accordance with Code Section 704(c) so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Book Value using the traditional method, as described in Treasury Regulations Section 1.704-3(b).

(c) If the Book Value of any Company asset is adjusted pursuant to Section 5.1(b), subsequent allocations of items of taxable income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Book Value in the same manner as under Code Section 704(c) using the traditional method, as described in Treasury Regulations Section 1.704-3(b).

(d) Allocations of tax credits, tax credit recapture, and any items related thereto shall be allocated to the Members pro rata as determined by the Manager taking into account the principles of Treasury Regulation Section 1.704-1(b)(4)(ii).

(e) For purposes of determining a Member's pro rata share of the Company's "excess nonrecourse liabilities" within the meaning of Treasury Regulation Section 1.752-3(a)(3), each Member's interest in income and gain shall be in proportion to the Units held by such Member.

(f) Allocations pursuant to this Section 5.5 are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits, Losses, Distributions or other Company items pursuant to any provision of this Agreement.

Section 5.6 Indemnification and Reimbursement for Payments on Behalf of a Member. If the Company is obligated to pay any amount to a Governmental Entity (or otherwise makes a payment to a Governmental Entity) that is specifically attributable to a Member or a Member's status as such (including federal withholding taxes, state personal property taxes and state unincorporated business taxes, but excluding payments such as professional association fees and the like made voluntarily by the Company on behalf of any Member based upon such Member's status as an employee of the Company), then such Person shall indemnify the Company in full for the entire amount paid (including interest, penalties and related expenses). The Manager may offset Distributions to which a Person is otherwise entitled under this Agreement against such Person's obligation to indemnify the Company under this Section 5.6. A Member's obligation to make contributions to the Company under this Section 5.6 shall survive the termination, dissolution, liquidation and winding up of the Company, and for purposes of this Section 5.6, the Company shall be treated as continuing in existence. The Company may pursue and enforce all rights and remedies it may have against each Member under this Section 5.6, including instituting a lawsuit to collect such contribution with interest calculated at a rate per annum equal to the sum of the Base Rate plus 300 basis points (but not in excess of the highest rate per annum permitted by Law). Each Member hereby agrees to furnish to the Company such information and forms as required or reasonably requested in order to comply with any laws and regulations governing withholding of tax or in order to claim any reduced rate of, or exemption from, withholding to which the Member is legally entitled.

ARTICLE VI.
MANAGEMENT

Section 6.1 Authority of Manager.

(a) Except for situations in which the approval of any Member(s) is specifically required by this Agreement, (i) all management powers over the business and affairs of the Company shall be exclusively vested in VBC, as the sole managing member of the Company (VBC, in such capacity, the "Manager") and (ii) the Manager shall conduct, direct and exercise full control over all activities of the Company. The Manager shall be the "manager" of the Company for the purposes of the TBOC. Except as otherwise expressly provided for herein and subject to the other provisions of this Agreement, the Members hereby consent to the exercise by the Manager of all such powers and rights conferred on the Members by the TBOC with respect to the management and control of the Company. Any vacancies in the position of Manager shall be filled in accordance with Section 6.4.

(b) The day-to-day business and operations of the Company shall be overseen and implemented by officers of the Company (each, an "Officer" and collectively, the "Officers"), subject to the limitations imposed by the Manager. An Officer may, but need not, be a Member. Each Officer shall be appointed by the Manager and shall hold office until his or her successor shall be duly designated and shall qualify or until his or her death or until he shall resign or shall have been removed in the manner hereinafter provided. Any one Person may hold more than one office. Subject to the other provisions in this Agreement (including in Section 6.7 below), the salaries or other compensation, if any, of the Officers of the Company shall be fixed from time to time by the Manager. The authority and responsibility of the Officers shall include, but not be limited to, such duties as the Manager may, from time to time, delegate to them and the carrying out of the Company's business and affairs on a day-to-day basis. All Officers shall be, and shall be deemed to be, officers and employees of the Company. An Officer may also perform one or more roles as an officer of the Manager.

(c) The Manager shall have the power and authority to effectuate the sale, lease, transfer, exchange or other disposition of any, all or substantially all of the assets of the Company (including the exercise or grant of any conversion, option, privilege or subscription right or any other right available in connection with any assets at any time held by the Company) or the merger, consolidation, reorganization or other combination of the Company with or into another entity.

Section 6.2 Actions of the Manager. The Manager may act through any Officer or through any other Person or Persons to whom authority and duties have been delegated pursuant to Section 6.7.

Section 6.3 Resignation; No Removal. The Manager may resign at any time by giving written notice to the Members. Unless otherwise specified in the notice, the resignation shall take effect upon receipt thereof by the Members, and the acceptance of the resignation shall not be necessary to make it effective. For the avoidance of doubt, the Members have no right under this Agreement to remove or replace the Manager.

Section 6.4 Vacancies. Vacancies in the position of Manager occurring for any reason shall be filled by VBC (or, if VBC has ceased to exist without any successor or assign, then by the holders of a majority in interest of the voting capital stock of VBC immediately prior to such cessation). For the avoidance of doubt, the Members have no right under this Agreement to fill any vacancy in the position of Manager.

Section 6.5 Transactions Between Company and Manager. The Manager may cause the Company to contract and deal with the Manager, or any Affiliate of the Manager, provided such contracts and dealings are on terms comparable to and competitive with those available to the Company from others dealing at arm's length.

Section 6.6 Reimbursement for Expenses. The Manager shall not be compensated for its services as Manager of the Company except as expressly provided in this Agreement. The Members acknowledge and agree that, upon consummation of any IPO, the VBC Class A Common Stock will be publicly traded and therefore VBC will have access to the public capital markets and that such status and the services performed by the Manager will inure to the benefit of the Company

and all Members; therefore, VBC shall be reimbursed by the Company for any reasonable out-of-pocket expenses incurred on behalf of the Company, including without limitation all fees, expenses and costs associated with such IPO and all fees, expenses and costs of being a public company (including without limitation public reporting obligations, proxy statements, stockholder meetings, stock exchange fees, transfer agent fees, SEC and FINRA filing fees and offering expenses) and maintaining VBC's corporate existence. In the event that shares of VBC Class A Common Stock are sold to underwriters in any IPO (or in any subsequent public offering) at a price per share that is lower than the price per share for which such shares of VBC Class A Common Stock are sold to the public in such IPO (or in such subsequent public offering, as applicable) after taking into account underwriters' discounts or commissions and brokers' fees or commissions (such difference, the "Discount"), the Company shall reimburse VBC for such Discount by treating such Discount as an additional Capital Contribution made by VBC to the Company and increasing VBC's Capital Account by the amount of such Discount. To the extent practicable, expenses incurred by VBC on behalf of or for the benefit of the Company shall be billed directly to and paid by the Company and, if and to the extent any reimbursements to VBC or any of its Affiliates by the Company pursuant to this Section 6.6 constitute gross income to such Person (as opposed to the repayment of advances made by such Person on behalf of the Company), such amounts shall be treated as "guaranteed payments" within the meaning of Code Section 707(c) and shall not be treated as distributions for purposes of computing the Members' Capital Accounts.

Section 6.7 Delegation of Authority. The Manager (a) may, from time to time, delegate to one or more Persons such authority and duties as the Manager may deem advisable, and (b) may assign titles (including, without limitation, chief executive officer, president, chief financial officers, chief operating officer, vice president, secretary, assistant secretary, treasurer or assistant treasurer) and delegate certain authority and duties to such Persons as the same may be amended, restated or otherwise modified from time to time. Any number of titles may be held by the same individual. The salaries or other compensation, if any, of such agents of the Company shall be fixed from time to time by the Manager, subject to the other provisions in this Agreement.

Section 6.8 Limitation of Liability of Manager.

(a) Except as otherwise provided herein or in an agreement entered into by such Person and the Company, neither the Manager nor any of the Manager's Affiliates shall be liable to the Company or to any Member that is not the Manager for any act or omission performed or omitted by the Manager in its capacity as the sole managing member of the Company pursuant to authority granted to the Manager by this Agreement; provided, however, that, except as otherwise provided herein, such limitation of liability shall not apply to the extent the act or omission was attributable to the Manager's gross negligence, willful misconduct or knowing violation of Law or for any present or future breaches of any representations, warranties or covenants by the Manager or its Affiliates contained herein or in the other agreements with the Company. The Manager may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and shall not be responsible for any misconduct or negligence on the part of any such agent (so long as such agent was selected in good faith and with reasonable care). The Manager shall be entitled to rely upon the advice of legal counsel, independent public accountants and other experts, including financial advisors, and any

act of or failure to act by the Manager in good faith reliance on such advice shall in no event subject the Manager to liability to the Company or any Member that is not the Manager.

(b) Whenever this Agreement or any other agreement contemplated herein provides that the Manager shall act in a manner which is, or provide terms which are, "fair and reasonable" to the Company or any Member that is not the Manager, the Manager shall determine such appropriate action or provide such terms considering, in each case, the relative interests of each party to such agreement, transaction or situation and the benefits and burdens relating to such interests, any customary or accepted industry practices, and any applicable United States generally accepted accounting practices or principles.

(c) Whenever in this Agreement or any other agreement contemplated herein, the Manager is permitted or required to take any action or to make a decision in its "sole discretion" or "discretion," with "complete discretion" or under a grant of similar authority or latitude, the Manager shall be entitled to consider such interests and factors as it desires, including its own interests, and shall, to the fullest extent permitted by applicable Law, have no duty or obligation to give any consideration to any interest of or factors affecting the Company or other Members.

(d) Whenever in this Agreement the Manager is permitted or required to take any action or to make a decision in its "good faith" or under another express standard, the Manager shall act under such express standard and, to the extent permitted by applicable Law, shall not be subject to any other or different standards imposed by this Agreement or any other agreement contemplated herein, and, notwithstanding anything contained herein to the contrary, so long as the Manager acts in good faith, the resolution, action or terms so made, taken or provided by the Manager shall not constitute a breach of this Agreement or any other agreement contemplated herein or impose liability upon the Manager or any of the Manager's Affiliates.

Section 6.9 Investment Company Act. The Manager shall use its best efforts to ensure that the Company shall not be subject to registration as an investment company pursuant to the Investment Company Act.

ARTICLE VII. RIGHTS AND OBLIGATIONS OF MEMBERS

Section 7.1 Limitation of Liability and Duties of Members.

(a) Except as provided in this Agreement or in the TBOC, no Member (including without limitation, the Manager) shall be obligated personally for any debts, obligation or liability solely by reason of being a Member or acting as the Manager of the Company. Notwithstanding anything contained herein to the contrary, the failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business and affairs under this Agreement or the TBOC shall not be grounds for imposing personal liability on the Members for liabilities of the Company.

(b) In accordance with the TBOC and the laws of the State of Texas, a Member may, under certain circumstances, be required to return amounts previously distributed to such Member.

It is the intent of the Members that no Distribution to any Member pursuant to ARTICLE IV shall be deemed a return of money or other property paid or distributed in violation of the TBOC. The payment of any such money or Distribution of any such property to a Member shall be deemed to be a compromise within the meaning of Section 101.154 of the TBOC, and, to the fullest extent permitted by Law, any Member receiving any such money or property shall not be required to return any such money or property to the Company or any other Person. However, if any court of competent jurisdiction holds that, notwithstanding the provisions of this Agreement, any Member is obligated to make any such payment, such obligation shall be the obligation of such Member and not of any other Member.

(c) Notwithstanding any other provision of this Agreement (subject to Section 6.8 with respect to the Manager), to the extent that, at law or in equity, any Member (or any Member's Affiliate or any manager, managing member, general partner, director, officer, employee, agent, fiduciary or trustee of any Member or of any Affiliate of a Member) has duties (including fiduciary duties) to the Company, to the Manager, to another Member, to any Person who acquires an interest in a Company Interest or to any other Person bound by this Agreement, all such duties (including fiduciary duties) are hereby limited, to the fullest extent permitted by law, and replaced with the duties or standards expressly set forth herein, if any. The limitation of duties (including fiduciary duties) to the Company, the Manager, each of the Members, each other Person who acquires an interest in a Company Interest and each other Person bound by this Agreement and replacement thereof with the duties or standards expressly set forth herein, if any, are approved by the Company, the Manager, each of the Members, each other Person who acquires an interest in a Company Interest and each other Person bound by this Agreement.

Section 7.2 Lack of Authority. No Member, other than the Manager or a duly appointed Officer, in each case in its capacity as such, has the authority or power to act for or on behalf of the Company, to do any act that would be binding on the Company or to make any expenditure on behalf of the Company. The Members hereby consent to the exercise by the Manager of the powers conferred on them by Law and this Agreement.

Section 7.3 No Right of Partition. No Member, other than the Manager, shall have the right to seek or obtain partition by court decree or operation of Law of any Company property, or the right to own or use particular or individual assets of the Company.

Section 7.4 Indemnification.

(a) Subject to Section 5.7, the Company hereby agrees to indemnify and hold harmless any Person (each an "Indemnified Person") to the fullest extent permitted under the TBOC, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Company is providing immediately prior to such amendment), against all expenses, liabilities and losses (including attorneys' fees, judgments, fines, excise taxes or penalties) reasonably incurred or suffered by such Person (or one or more of such Person's Affiliates) by reason of the fact that such Person is or was a Member or is or was serving as the Manager, Officer, employee, Partnership Representative or other agent of the Company or is or was serving at the request of the Company

as a manager, officer, director, principal, member, employee, Partnership Representative or agent of another corporation, partnership, joint venture, limited liability company, trust or other enterprise; provided, however, that no Indemnified Person shall be indemnified for any expenses, liabilities and losses suffered that are attributable to such Indemnified Person's or its Affiliates' gross negligence, willful misconduct or knowing violation of Law or for any present or future breaches of any representations, warranties or covenants by such Indemnified Person or its Affiliates contained herein or in the other agreements with the Company. Expenses, including attorneys' fees, incurred by any such Indemnified Person in defending a proceeding shall be paid by the Company in advance of the final disposition of such proceeding, including any appeal therefrom, upon receipt of an undertaking by or on behalf of such Indemnified Person to repay such amount if it shall ultimately be determined that such Indemnified Person is not entitled to be indemnified by the Company.

(b) The right to indemnification and the advancement of expenses conferred in this Section 7.4 shall not be exclusive of any other right which any Person may have or hereafter acquire under any statute, agreement, bylaw, action by the Manager or otherwise.

(c) The Company may maintain directors' and officers' liability insurance, or substantially equivalent insurance, at its expense, to protect any Indemnified Person (and the investment funds, if any, they represent) against any expense, liability or loss described in Section 7.4(a) whether or not the Company would have the power to indemnify such Indemnified Person against such expense, liability or loss under the provisions of this Section 7.4. The Company shall use its commercially reasonable efforts to purchase and maintain property, casualty and liability insurance in types and at levels customary for companies of similar size engaged in similar lines of business, as determined in good faith by the Manager, and the Company shall use its commercially reasonable efforts to purchase directors' and officers' liability insurance (including employment practices coverage) with a carrier and in an amount determined necessary or desirable as determined in good faith by the Manager.

(d) If this Section 7.4 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Indemnified Person pursuant to this Section 7.4 to the fullest extent permitted by any applicable portion of this Section 7.4 that shall not have been invalidated and to the fullest extent permitted by applicable Law.

Section 7.5 Members Right to Act. For matters that require the approval of the Members, the Members shall act through meetings and written consents as described in paragraphs (a) and (b) below:

(a) Except as otherwise expressly provided by this Agreement, acts by the Members holding a majority of the Units, voting together as a single class, shall be the acts of the Members. Any Member entitled to vote at a meeting of Members or to express consent or dissent to Company action in writing without a meeting may authorize another person or persons to act for it by proxy. An electronic mail, telegram, telex, cablegram or similar transmission by the Member, or a photographic, photostatic, facsimile or similar reproduction of a writing executed by the Member shall (if stated thereon) be treated as a proxy executed in writing for purposes of this Section 7.5(a).

No proxy shall be voted or acted upon after eleven months from the date thereof, unless the proxy provides for a longer period. A proxy shall be revocable unless the proxy form conspicuously states that the proxy is irrevocable and that the proxy is coupled with an interest. Should a proxy designate two or more Persons to act as proxies, unless that instrument shall provide to the contrary, a majority of such Persons present at any meeting at which their powers thereunder are to be exercised shall have and may exercise all the powers of voting or giving consents thereby conferred, or, if only one be present, then such powers may be exercised by that one; or, if an even number attend and a majority do not agree on any particular issue, the Company shall not be required to recognize such proxy with respect to such issue if such proxy does not specify how the votes that are the subject of such proxy are to be voted with respect to such issue.

(b) The actions by the Members permitted hereunder may be taken at a meeting called by the Manager or by the Members holding a majority of the Units entitled to vote on such matter on at least 120 hours' prior written notice to the other Members entitled to vote, which notice shall state the purpose or purposes for which such meeting is being called. The actions taken by the Members entitled to vote or consent at any meeting (as opposed to by written consent), however called and noticed, shall be as valid as though taken at a meeting duly held after regular call and notice if (but not until), either before, at or after the meeting, the Members entitled to vote or consent as to whom it was improperly held signs a written waiver of notice or a consent to the holding of such meeting or an approval of the minutes thereof. The actions by the Members entitled to vote or consent may be taken by vote of the Members entitled to vote or consent at a meeting or by written consent, so long as such consent is signed by Members having not less than the minimum number of Units that would be necessary to authorize or take such action at a meeting at which all Members entitled to vote thereon were present and voted. Prompt notice of the action so taken, which shall state the purpose or purposes for which such consent is required and may be delivered via email, without a meeting shall be given to those Members entitled to vote or consent who have not consented in writing; provided, however, that the failure to give any such notice shall not affect the validity of the action taken by such written consent. Any action taken pursuant to such written consent of the Members shall have the same force and effect as if taken by the Members at a meeting thereof.

Section 7.6 Inspection Rights. The Company shall permit each Member and each of its designated representatives to (i) visit and inspect any of the properties of the Company and its Subsidiaries, all at reasonable times and upon reasonable notice, (ii) examine the corporate and financial records of the Company or any of its Subsidiaries and make copies thereof or extracts therefrom, (iii) consult with the managers, officers, employees and independent accountants of the Company or any of its Subsidiaries concerning the affairs, finances and accounts of the Company or any of its Subsidiaries. The presentation of an executed copy of this Agreement by any Member to the Company's independent accountants shall constitute the Company's permission to its

independent accountants to participate in discussions with such Persons and their respective designated representatives.

ARTICLE VIII.
BOOKS, RECORDS, ACCOUNTING AND REPORTS, AFFIRMATIVE COVENANTS

Section 8.1 Records and Accounting. The Company shall keep, or cause to be kept, appropriate books and records with respect to the Company's business, including all books and records necessary to provide any information, lists and copies of documents required to be provided pursuant to Section 8.3 or pursuant to applicable Laws. All matters concerning (a) the determination of the relative amount of allocations and Distributions among the Members pursuant to ARTICLE III and ARTICLE IV, and (b) accounting procedures and determinations, and other determinations not specifically and expressly provided for by the terms of this Agreement, shall be determined by the Manager, whose determination shall be final and conclusive as to all of the Members absent manifest clerical error.

Section 8.2 Fiscal Year. The Fiscal Year of the Company shall end on December 31st each year or such other date as may be established by the Manager.

Section 8.3 Reports. The Company shall deliver or cause to be delivered, within ninety (90) days after the end of each Fiscal Year, to each Person who was a Member at any time during such Fiscal Year, all information reasonably necessary for the preparation of such Person's United States federal and applicable state income tax returns.

ARTICLE IX.
TAX MATTERS

Section 9.1 Preparation of Tax Returns. The Manager shall arrange for the preparation and timely filing of all tax returns required to be filed by the Company. On or before March 15, June 15, September 15, and December 15 of each Fiscal Year, the Company shall use its best efforts to send to each Person who was a Member at any time during the prior quarter, an estimate of such Member's state tax apportionment information and allocations to the Members of taxable income, gains, losses, deductions and credits for the prior quarter, which estimate shall have been reviewed by the Company's outside tax accountants. In addition, no later than the later of (i) March 15 following the end of the prior Fiscal Year, and (ii) thirty (30) Business Days after the issuance of the final financial statement report for a Fiscal Year by the Company's auditors, the Company shall send to each Person who was a Member at any time during such Fiscal Year, a statement showing such Member's final state tax apportionment information and allocations to the Members of taxable income, gains, losses, deductions and credits for such Fiscal Year and a completed IRS Schedule K-1. Each Member shall notify the other Members upon receipt of any notice of tax examination of the Company by federal, state or local authorities. Subject to the terms and conditions of this Agreement, in its capacity as Partnership Representative, the Manager shall have the authority to prepare the tax returns of the Company using such permissible methods and elections as it determines in its reasonable discretion, including without limitation the use of any

permissible method under Section 706 of the Code for purposes of determining the varying Company Interests of its Members.

Section 9.2 Tax Elections. The Taxable Year shall be the Fiscal Year set forth in Section 8.2. The Company and any eligible Subsidiary shall make an election pursuant to Section 754 of the Code, shall not thereafter revoke such election. Each Member will upon request supply any information reasonably necessary to give proper effect to any such elections. Such election shall be effective solely for federal (and, if applicable, state and local) income tax purposes and shall not result in any adjustment to the Book Value of any Company asset or to the Members' Capital Accounts (except as provided in Treasury Regulations Section 1.704-1(b)(2)(iv)(m)) or in the determination or allocation of Profit or Loss for purposes other than such tax purposes.

Section 9.3 Partnership Representative. The Manager shall designate each year a "partnership representative" of the Company for purposes of Section 6223 of the Code and the Treasury Regulations promulgated thereunder (the "Partnership Representative"), which may be the Manager and shall be the Manager if no other person is designated. The Partnership Representative shall have all of the powers and responsibilities of such position as provided in the Code and any Treasury Regulations thereunder and may take any action contemplated by Sections 6222 through 6241 of the Code, any Treasury Regulations or other guidance thereunder and any comparable state or local law (the "Partnership Tax Audit Rules"). All expenses incurred by the Partnership Representative in connection with the Company shall be borne by the Company. Any amounts paid by the Partnership Representative on behalf of the Company shall constitute an advance to the Company subject to reimbursement and not a contribution to its capital. The Partnership Representative is authorized to employ such accountants, attorneys and agents as it determines are necessary to or useful in the performance of its duties. Any person who serves as Partnership Representative shall not be liable to the Company or any Member for any action it takes or fails to take in such capacity, unless such action or failure to act constitutes bad faith, willful misconduct, gross negligence, fraud or a material breach of this Agreement. Upon the Company's request, each Member shall provide to the Company within the required time frame any information that the Partnership Representative believes may be necessary or appropriate to resolve any tax issue relating to the Company or comply with or be eligible to invoke any aspect of the Partnership Tax Audit Rules. Notwithstanding any provision of this Agreement to the contrary, any taxes, penalties, and interest payable by the Company under the Partnership Tax Audit Rules shall be treated as attributable to the Members, and, to the extent possible, the Partnership Representative shall allocate the burden of any such amounts to those Members to whom such amounts are reasonably attributable. To the extent that any such amount is payable by the Company, at the option of the Partnership Representative, the Members to whom such amounts are reasonably attributable, including persons that were Members in the year that is the subject of such audit, shall (a) be promptly paid to the Company by such Member or (b) be paid by reducing the amount of the current or next succeeding distribution or distributions which would otherwise have been made to such Member. The Company shall indemnify the Partnership Representative as provided in Section 7.4. In the event of a Transfer of a Member's Membership Interest, the transferor Member's obligations under this Section 9.3 shall survive such transfer and such transferor Member shall continue to be liable for any taxes, penalties, and interest payable by the

Company under the Partnership Audit Rules that are reasonably attributable to such transferor Member.

ARTICLE X.
RESTRICTIONS ON TRANSFER OF UNITS; PREEMPTIVE RIGHT

Section 10.1 Transfers by Members. No holder of Units may Transfer any interest in any Units, except Transfers (a) pursuant to and in accordance with Section 10.2 or (b) approved in writing by the Manager.

Section 10.2 Permitted Transfers. The restrictions contained in Section 10.1 shall not apply to any Transfer (each, a "Permitted Transfer") pursuant to (i)(A) a Change of Control Transaction, (B) an Exchange in accordance with ARTICLE XI hereof or (C) a Transfer by a Member to VBC or any of its Subsidiaries (ii) a Transfer by any Member to such Member's spouse, any lineal ascendants or descendants or trusts or other entities in which such Member or Member's spouse, lineal ascendants or descendants hold (and continue to hold while such trusts or other entities hold Units) 50% or more of such entity's beneficial interests, (iii) pursuant to the laws of descent and distribution and (iv) a Transfer to a partner, shareholder, member or Affiliated investment fund of such Member; provided, however, that (A) the restrictions contained in this Agreement will continue to apply to Units after any Permitted Transfer of such Units, and (B) in the case of the foregoing clauses (ii), (iii) and (iv), the transferees of the Units so Transferred shall agree in writing to be bound by the provisions of this Agreement and, the transferor will deliver a written notice to the Company and the Members, which notice will disclose in reasonable detail the identity of the proposed transferee. All Permitted Transfers are subject to the additional limitations set forth in Section 10.7(b).

Section 10.3 Restricted Units Legend. The Units have not been registered under the Securities Act and, therefore, in addition to the other restrictions on Transfer contained in this Agreement, cannot be sold unless subsequently registered under the Securities Act or an exemption from such registration is then available. To the extent such Units have been certificated, each certificate evidencing Units and each certificate issued in exchange for or upon the Transfer of any Units (if such securities remain Units as defined herein after such Transfer) shall be stamped or otherwise imprinted with a legend in substantially the following form:

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), AND MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR AN EXEMPTION FROM REGISTRATION THEREUNDER. THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE ALSO SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER SPECIFIED IN THE LIMITED LIABILITY COMPANY AGREEMENT OF VICTORYBASE HOLDINGS LLC, AS MAY BE AMENDED AND MODIFIED FROM TIME TO TIME, AND VICTORYBASE HOLDINGS LLC RESERVES THE RIGHT TO REFUSE THE TRANSFER OF SUCH SECURITIES UNTIL SUCH CONDITIONS HAVE BEEN FULFILLED WITH RESPECT TO ANY TRANSFER. A COPY OF SUCH CONDITIONS SHALL BE FURNISHED

BY VICTORYBASE HOLDINGS LLC TO THE HOLDER HEREOF UPON WRITTEN REQUEST AND WITHOUT CHARGE."

The Company shall imprint such legend on certificates (if any) evidencing Units or notice of uncertificated Units, if applicable. The legend set forth above shall be removed from the certificates (if any) evidencing any units which cease to be Units in accordance with the definition thereof.

Section 10.4 Transfer. Prior to Transferring any Units (other than pursuant to a Change of Control Transaction), the Transferring Holder of Units shall cause the prospective Transferee to be bound by this Agreement as provided in Section 10.2 and any other agreements executed by the holders of Units and relating to such Units in the aggregate (collectively, the "Other Agreements"), and shall cause the prospective Transferee to execute and deliver to the Company and the other holders of Units counterparts of this Agreement and any applicable Other Agreements. Any Transfer or attempted Transfer of any Units in violation of any provision of this Agreement (including any prohibited indirect Transfers) (a) shall be void, and (b) the Company shall not record such Transfer on its books or treat any purported Transferee of such Units as the owner of such securities for any purpose.

Section 10.5 Assignee's Rights.

(a) The Transfer of a Company Interest in accordance with this Agreement shall be effective as of the date of its assignment (assuming compliance with all of the conditions to such Transfer set forth herein), and such Transfer shall be shown on the books and records of the Company. Profits, Losses and other Company items shall be allocated between the transferor and the Assignee according to Code Section 706, using any permissible method as determined in the reasonable discretion of the Manager. Distributions made before the effective date of such Transfer shall be paid to the transferor, and Distributions made after such date shall be paid to the Assignee.

(b) Unless and until an Assignee becomes a Member pursuant to ARTICLE XII, the Assignee shall not be entitled to any of the rights granted to a Member hereunder or under applicable Law, other than the rights granted specifically to Assignees pursuant to this Agreement; provided, however, that, without relieving the transferring Member from any such limitations or obligations as more fully described in Section 10.6, such Assignee shall be bound by any limitations and obligations of a Member contained herein that a Member would be bound on account of the Assignee's Company Interest (including the obligation to make Capital Contributions on account of such Company Interest).

Section 10.6 Assignor's Rights and Obligations. Any Member who shall Transfer any Company Interest in a manner in accordance with this Agreement shall cease to be a Member with respect to such Units or other interest and shall no longer have any rights or privileges, or, except as set forth in this Section 10.6, duties, liabilities or obligations, of a Member with respect to such Units or other interest (it being understood, however, that the applicable provisions of Section 6.8 and Section 7.4 shall continue to inure to such Person's benefit), except that unless and until the Assignee (if not already a Member) is admitted as a Substituted Member in accordance with the provisions of ARTICLE XII (the "Admission Date"), (i) such assigning Member shall retain all of

the duties, liabilities and obligations of a Member with respect to such Units or other interest, and (ii) the Manager may, in its sole discretion, reinstate all or any portion of the rights and privileges of such Member with respect to such Units or other interest for any period of time prior to the Admission Date. Nothing contained herein shall relieve any Member who Transfers any Units or other interest in the Company from any liability of such Member to the Company with respect to such Company Interest that may exist on the Admission Date or that is otherwise specified in the TBOC and incorporated into this Agreement or for any liability to the Company or any other Person for any materially false statement made by such Member (in its capacity as such) or for any present or future breaches of any representations, warranties or covenants by such Member (in its capacity as such) contained herein or in the other agreements with the Company.

Section 10.7 Overriding Provisions.

(a) Any Transfer in violation of this ARTICLE X shall be null and void *ab initio*, and the provisions of Section 10.5 and Section 10.6 shall not apply to any such Transfers. For the avoidance of doubt, any Person to whom a Transfer is made or attempted in violation of this ARTICLE X shall not become a Member, shall not be entitled to vote on any matters coming before the Members and shall not have any other rights in or with respect to any rights of a Member of the Company. The approval of any Transfer in any one or more instances shall not limit or waive the requirement for such approval in any other or future instance. The Manager shall promptly amend the Schedule of Members to reflect any Permitted Transfer pursuant to this ARTICLE X.

(b) Notwithstanding anything contained herein to the contrary (including, for the avoidance of doubt, the provisions of Section 10.1 and ARTICLE XI and ARTICLE XII), in no event shall any Member Transfer any Units to the extent such Transfer would:

(i) result in the violation of the Securities Act, or any other applicable federal, state or foreign Laws;

(ii) cause the Company to become an Investment Company under the Investment Company Act;

(iii) in the reasonable determination of the Manager, be a violation of or a default (or an event that, with notice or the lapse of time or both, would constitute a default) under, or result in an acceleration of any indebtedness under, any promissory note, mortgage, loan agreement, indenture or similar instrument or agreement to which the Company or the Manager is a party; provided that (x) the payee or creditor to whom the Company or the Manager owes such obligation is not an affiliate of the Company or the Manager and (y) such indebtedness, individually or in the aggregate, has an aggregate principal amount then outstanding that is greater than $25,000,000;

(iv) cause the Company to lose its status as a partnership for federal income tax purposes or, without limiting the generality of the foregoing, such Transfer was effected on or through an "established securities market" or a "secondary market or the substantial equivalent thereof," as such terms are used in Section 1.7704-1 of the Treasury Regulations;

(v) be a Transfer to a Person who is not legally competent or who has not achieved his or her majority under applicable Law (excluding trusts for the benefit of minors);

(vi) cause the Company to be treated as a "publicly traded partnership" or to be taxed as a corporation pursuant to Section 7704 of the Code or successor provision of the Code; or

(vii) result in the Company having more than one hundred (100) partners, within the meaning of Treasury Regulations Section 1.7704-1(h)(1) (determined pursuant to the rules of Treasury Regulations Section 1.7704-1(h)(3)).

ARTICLE XI.
EXCHANGE RIGHTS

Section 11.1 Exchange Rights for Class A Units. Each Class A Unit shall be exchangeable at any time and from time to time for shares of VBC Class A Common Stock. Such Class A Units shall be exchangeable pursuant to this Section 11.1 at a conversion ratio (the "Conversion Ratio") that results in the exchanging holder of Class A Units receiving VBC Class A Common Stock such that the exchanging holder's indirect economic ownership in the Company shall be equal to the direct percentage economic interest in the Company that such Class A Units represented in the hands of the exchanging holder.

Section 11.2 Reservation of Shares of VBC Class A Common Stock; Listing; Certificate of VBC. At all times VBC shall use commercially reasonable efforts to seek to reserve and keep available out of its authorized but unissued VBC Class A Common Stock, solely for the purpose of issuance upon an Exchange, such number of shares of VBC Class A Common Stock as shall be issuable upon any such exchange. VBC shall use its commercially reasonable efforts to ensure that the VBC Class A Common Stock issued pursuant to Section 11.1 is registered for issuance under the Securities Act or issued pursuant to the exemption from registration afforded by Regulation A+ or other applicable exemption. VBC covenants that all VBC Class A Common Stock issued upon an Exchange will, upon issuance, be validly issued, fully paid and non-assessable. The provisions of this ARTICLE XI shall be interpreted and applied in a manner consistent with the corresponding provisions of VBC's certificate of incorporation.

Section 11.3 Effect of Exercise of Exchange Right. This Agreement shall continue notwithstanding the consummation of an Exchange and all governance or other rights set forth herein shall be exercised by the remaining Members. No Exchange shall relieve a Member of any prior breach of this Agreement.

Section 11.4 Tax Treatment. Unless otherwise required by applicable Law, the parties hereto acknowledge and agree that an Exchange will be a taxable transaction for U.S. federal and

applicable state and local income tax purposes whereby the exchanging holder of Class A Units will recognize gain or loss upon the receipt of VBC Class A Common Stock for its Class A Units.

ARTICLE XII.
ADMISSION OF MEMBERS

Section 12.1 Substituted Members. Subject to the provisions of ARTICLE X hereof, in connection with the Permitted Transfer of a Company Interest hereunder, the transferee shall become a substituted Member ("Substituted Member") on the effective date of such Transfer, which effective date shall not be earlier than the date of compliance with the conditions to such Transfer, and such admission shall be shown on the books and records of the Company.

Section 12.2 Additional Members. Subject to the provisions of ARTICLE X hereof, any Person that is not a current Member may be admitted to the Company as an additional Member (any such Person, an "Additional Member") only upon furnishing to the Manager (a) counterparts of this Agreement and any applicable Other Agreements and (b) such other documents or instruments as may be reasonably necessary or appropriate to effect such Person's admission as a Member (including entering into such documents as the Manager may deem appropriate in its reasonable discretion). Such admission shall become effective on the date on which the Manager determines in its reasonable discretion that such conditions have been satisfied and when any such admission is shown on the books and records of the Company.

ARTICLE XIII.
WITHDRAWAL AND RESIGNATION; TERMINATION OF RIGHTS

Section 13.1 Withdrawal and Resignation of Members. No Member shall have the power or right to withdraw or otherwise resign as a Member from the Company prior to the dissolution and winding up of the Company pursuant to ARTICLE XIV. Any Member, however, that attempts to withdraw or otherwise resign as a Member from the Company without the prior written consent of the Manager upon or following the dissolution and winding up of the Company pursuant to ARTICLE XIV, but prior to such Member receiving the full amount of Distributions from the Company to which such Member is entitled pursuant to ARTICLE XIV, shall be liable to the Company for all damages (including all lost profits and special, indirect and consequential damages) directly or indirectly caused by the withdrawal or resignation of such Member. Upon a Transfer of all of a Member's Units in a Transfer permitted by this Agreement, subject to the provisions of Section 10.6, such Member shall cease to be a Member.

ARTICLE XIV.
DISSOLUTION AND LIQUIDATION

Section 14.1 Dissolution. The Company shall not be dissolved by the admission of Additional Members or Substituted Members or the attempted withdrawal or resignation of a Member. The Company shall dissolve, and its affairs shall be wound up, upon:

(a) the approval of the Manager together with the Members that then hold a majority of the Voting Units to dissolve the Company; or

(b) the entry of a decree of judicial dissolution of the Company.

Except as otherwise set forth in this ARTICLE XIV, the Company is intended to have perpetual existence. An Event of Withdrawal shall not cause a dissolution of the Company and the Company shall continue in existence subject to the terms and conditions of this Agreement. Likewise, a decision to revoke a decision to dissolve the Company shall require the approval of the Manager together with the Members that then hold a majority of the Voting Units.

Section 14.2 Liquidation and Termination. On dissolution of the Company, the Manager shall act as liquidator or may appoint one or more Persons as liquidator. The liquidators shall proceed diligently to wind up the affairs of the Company and make final distributions as provided herein and in the TBOC. The costs of liquidation shall be borne as a Company expense. Until final distribution, the liquidators shall continue to operate the Company properties with all of the power and authority of the Manager. The steps to be accomplished by the liquidators are as follows:

(a) as promptly as possible after dissolution and again after final liquidation, the liquidators shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company's assets, liabilities and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable;

(b) the liquidators shall cause the notice described in the TBOC to be mailed to each known creditor of and claimant against the Company in the manner described thereunder;

(c) the liquidators shall pay, satisfy or discharge from Company funds, or otherwise make adequate provision for payment and discharge thereof (including, without limitation, the establishment of a cash fund for contingent liabilities in such amount and for such term as the liquidators may reasonably determine):

(i) first, all expenses incurred in liquidation; and second, all of the debts, liabilities and obligations of the Company; and

(ii) all remaining assets of the Company shall be distributed to the Members in accordance with their positive Capital Accounts.

Section 14.3 Deferment; Distribution in Kind. Notwithstanding the provisions of Section 14.2, but subject to the order of priorities set forth therein, if upon dissolution of the Company the liquidators determine that an immediate sale of part or all of the Company's assets would be impractical or would cause undue loss (or would otherwise not be beneficial) to the Members, the liquidators may, in their sole discretion, defer for a reasonable time the liquidation of any assets except those necessary to satisfy Company liabilities (other than loans to the Company by Members) and reserves. Subject to the order of priorities set forth in Section 14.2, the liquidators may, in their sole discretion, distribute to the Members, in lieu of cash, either (a) all or any portion of such remaining Company assets in-kind in accordance with the provisions of Section 14.2(d), (b) as tenants in common and in accordance with the provisions of Section 14.2(d), undivided interests in all or any portion of such Company assets or (c) a combination of the foregoing. Any such Distributions in kind shall be subject to (y) such conditions relating to the

disposition and management of such assets as the liquidators deem reasonable and equitable and (z) the terms and conditions of any agreements governing such assets (or the operation thereof or the holders thereof) at such time. Any Company assets distributed in kind will first be written up or down to their Fair Market Value, thus creating Profit or Loss (if any), which shall be allocated in accordance with ARTICLE V. The liquidators shall determine the Fair Market Value of any property distributed in accordance with the valuation procedures set forth in ARTICLE XV.

Section 14.4 Certificate of Termination. On completion of the distribution of Company assets as provided herein, the Company is terminated (and the Company shall not be terminated prior to such time), and the Manager (or such other Person or Persons as the TBOC may require or permit) shall file a certificate of termination with the Secretary of State of Texas, cancel any other filings made pursuant to this Agreement that are or should be canceled and take such other actions as may be necessary to terminate the Company. The Company shall be deemed to continue in existence for all purposes of this Agreement until it is terminated pursuant to this Section 14.4.

Section 14.5 Reasonable Time for Winding Up. A reasonable time shall be allowed for the orderly winding up of the business and affairs of the Company and the liquidation of its assets pursuant to Section 14.2 and Section 14.3 in order to minimize any losses otherwise attendant upon such winding up.

Section 14.6 Return of Capital. The liquidators shall not be personally liable for the return of Capital Contributions or any portion thereof to the Members (it being understood that any such return shall be made solely from Company assets).

ARTICLE XV.
VALUATION

Section 15.1 Determination. "Fair Market Value" of a specific Company asset will mean the amount which the Company would receive in an all-cash sale of such asset in an arms-length transaction with a willing unaffiliated third party, with neither party having any compulsion to buy or sell, consummated on the day immediately preceding the date on which the event occurred which necessitated the determination of the Fair Market Value (and after giving effect to any transfer taxes payable in connection with such sale), as such amount is determined by the Manager (or, if pursuant to Section 14.2, the liquidators) in its good faith judgment using all factors, information and data it deems to be pertinent.

Section 15.2 Dispute Resolution. If any Member or Members dispute the accuracy of any determination of Fair Market Value in accordance with Section 15.1, and the Manager and such Member(s) are unable to agree on the determination of the Fair Market Value of any asset of the Company, the Manager and such Member(s) shall each select a nationally or regionally recognized valuation firm experienced in valuing similar assets or securities, as applicable, in the Company's industry (the "Appraisers"), who shall each determine the Fair Market Value of the asset or the Company (as applicable) in accordance with the provisions of Section 15.1. The Appraisers shall be instructed to give written notice of their determination of the Fair Market Value of the asset or the Company (as applicable) within thirty (30) days of their appointment as Appraisers. If Fair Market Value as determined by an Appraiser is higher than Fair Market Value

as determined by the other Appraiser by 10% or more, and the Manager and such Member(s) do not otherwise agree on a Fair Market Value, the original Appraisers shall designate a third Appraiser meeting the same criteria used to select the original two. If Fair Market Value as determined by an Appraiser is within 10% of the Fair Market Value as determined by the other Appraiser (but not identical), and the Manager and such Member(s) do not otherwise agree on a Fair Market Value, the Manager shall select the Fair Market Value of one of the Appraisers. The fees and expenses of the Appraisers shall be borne by the Company.

ARTICLE XVI.
GENERAL PROVISIONS

Section 16.1 Power of Attorney.

(a) Each Member who is an individual hereby constitutes and appoints the Manager (or the liquidator, if applicable) with full power of substitution, as his or her true and lawful agent and attorney-in-fact, with full power and authority in his, her or its name, place and stead, to:

(i) execute, swear to, acknowledge, deliver, file and record in the appropriate public offices (A) this Agreement, all certificates and other instruments and all amendments thereof which the Manager deems appropriate or necessary to form, qualify, or continue the qualification of, the Company as a limited liability company in the State of Texas and in all other jurisdictions in which the Company may conduct business or own property; (B) all instruments which the Manager deems appropriate or necessary to reflect any amendment, change, modification or restatement of this Agreement in accordance with its terms; (C) all conveyances and other instruments or documents which the Manager deems appropriate or necessary to reflect the dissolution and liquidation of the Company pursuant to the terms of this Agreement, including a certificate of cancellation; and (D) all instruments relating to the admission, withdrawal or substitution of any Member pursuant to ARTICLE XII or ARTICLE XIII; and

(ii) sign, execute, swear to and acknowledge all ballots, consents, approvals, waivers, certificates and other instruments appropriate or necessary, in the reasonable judgment of the Manager, to evidence, confirm or ratify any vote, consent, approval, agreement or other action which is made or given by the Members hereunder or is consistent with the terms of this Agreement, in the reasonable judgment of the Manager, to effectuate the terms of this Agreement.

(b) The foregoing power of attorney is irrevocable and coupled with an interest, and shall survive the death, disability, incapacity, dissolution, bankruptcy, insolvency or termination of any Member who is an individual and the transfer of all or any portion of his, her or its Company Interest and shall extend to such Member's heirs, successors, assigns and personal representatives.

Section 16.2 Confidentiality. The Manager and each of the Members agree to hold the Company's Confidential Information in confidence and may not use such information except in furtherance of the business of the Company or as otherwise authorized separately in writing by the Manager or as required by law, including, without limitation, any disclosure required by the

Securities Act. "Confidential Information" as used herein includes, but is not limited to, ideas, financial product structuring, business strategies, innovations and materials, all aspects of the Company's business plan, proposed operation and products, corporate structure, financial and organizational information, analyses, proposed partners, software code and system and product designs, employees and their identities, equity ownership, the methods and means by which the Company plans to conduct its business, all trade secrets, trademarks, tradenames and all intellectual property associated with the Company's business. With respect to the Manager and each Member, Confidential Information does not include information or material that: (a) is rightfully in the possession of the Manager or each Member at the time of disclosure by the Company; (b) before or after it has been disclosed to the Manager or each Member by the Company, becomes part of public knowledge, not as a result of any action or inaction of the Manager or such Member, respectively, in violation of this Agreement; (c) is approved for release by written authorization of the CEO of the Company or of VBC; (d) is disclosed to the Manager or such Member or their representatives by a third party not, to the knowledge of the Manager or such Member, respectively, in violation of any obligation of confidentiality owed to the Company with respect to such information; or (e) is or becomes independently developed by the Manager or such Member or their respective representatives without use or reference to the Confidential Information.

Section 16.3 Amendments. This Agreement may be amended or modified upon the consent of all of the Members. Notwithstanding the foregoing, no amendment or modification (a) to this Section 16.3 may be made without the prior written consent of the Manager and each of the Members, (b) to any of the terms and conditions of this Agreement which terms and conditions expressly require the approval or action of certain Persons may be made without obtaining the consent of the requisite number or specified percentage of such Persons who are entitled to approve or take action on such matter, and (c) to any of the terms and conditions of ARTICLE VI or Section 14.1 (and related definitions as used directly or indirectly therein) may be made without the prior written consent of the Manager, which consent may be given or withheld in the Manager's sole discretion.

Section 16.4 Title to Company Assets. Company assets shall be deemed to be owned by the Company as an entity, and no Member, individually or collectively, shall have any ownership interest in such Company assets or any portion thereof. The Company shall hold title to all of its property in the name of the Company and not in the name of any Member. All Company assets shall be recorded as the property of the Company on its books and records, irrespective of the name in which legal title to such Company assets is held. The Company's credit and assets shall be used solely for the benefit of the Company, and no asset of the Company shall be transferred or encumbered for, or in payment of, any individual obligation of any Member.

Section 16.5 Addresses and Notices. Any notice provided for in this Agreement will be in writing and will be either personally delivered, or received by certified mail, return receipt requested, or sent by reputable overnight courier service (charges prepaid) to the Company at the address set forth below and to any other recipient and to any Member at the address set forth on Schedule A hereto or such other address as indicated by the Company's records, or at such address or to the attention of such other person as the recipient party has specified by prior written notice to the sending party. Notices will be deemed to have been given hereunder when delivered

personally or sent by email (provided confirmation of email transmission is received), three (3) days after deposit in the U.S. mail and one (1) day after deposit with a reputable overnight courier service. The Company's address is:

VictoryBaseHoldings LLC

Physical address:
[redacted]

and

Mailing address:
[redacted]

E-mail: [redacted]

With copy to:

Cantey Hanger LLP
600 West 6th Street, Suite 300
Fort Worth, Texas 76102
Attn: Douglas W. Clayton, Esq.
E-mail: dclayton@canteyhanger.com

and

Hunton Andrews Kurth LLP
1445 Ross Ave, Suite 3700
Dallas, Texas 75202
Attn: Alexander McGeoch, Esq.
E-mail: amcgeoch@hunton.com

Section 16.6 Binding Effect; Intended Beneficiaries. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

Section 16.7 Creditors. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Company or any of its Affiliates, and no creditor who makes a loan to the Company or any of its Affiliates may have or acquire (except pursuant to the terms of a separate agreement executed by the Company in favor of such creditor) at any time as

a result of making the loan any direct or indirect interest in Company Profits, Losses, Distributions, capital or property other than as a secured creditor.

Section 16.8 Waiver. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute a waiver of any such breach or any other covenant, duty, agreement or condition.

Section 16.9 Counterparts. This Agreement may be executed in separate counterparts, each of which will be an original and all of which together shall constitute one and the same agreement binding on all the parties hereto.

Section 16.10 Applicable Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Texas, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Texas or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Texas. Any dispute relating hereto shall be heard in the state or federal courts of the State of Texas, and the parties agree to jurisdiction and venue therein.

Section 16.11 Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or the effectiveness or validity of any provision in any other jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

Section 16.12 Further Action. The parties shall execute and deliver all documents, provide all information and take or refrain from taking such actions as may be reasonably necessary or appropriate to achieve the purposes of this Agreement.

Section 16.13 Delivery by Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement or contemplated hereby, and any amendments hereto or thereto, to the extent signed and delivered by means of an electronic transmission, including by a facsimile machine or via email, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such agreement or instrument, each other party hereto or thereto shall re-execute original forms thereof and deliver them to all other parties. No party hereto or to any such agreement or instrument shall raise the use of electronic transmission by a facsimile machine or via email to deliver a signature or the fact that any signature or agreement or instrument was

transmitted or communicated through such electronic transmission as a defense to the formation of a contract and each such party forever waives any such defense.

Section 16.14 Right of Offset. Whenever the Company is to pay any sum (other than pursuant to ARTICLE IV) to any Member, any amounts that such Member owes to the Company which are not the subject of a good faith dispute may be deducted from that sum before payment.

Section 16.15 Entire Agreement. This Agreement, those documents expressly referred to herein, any indemnity agreements entered into in connection herewith with any member of the board of managers and other documents of even date herewith embody the complete agreement and understanding among the parties and supersede and preempt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

Section 16.16 Remedies. Each Member shall have all rights and remedies set forth in this Agreement and all rights and remedies which such Person has been granted at any time under any other agreement or contract and all of the rights which such Person has under any Law. Any Person having any rights under any provision of this Agreement or any other agreements contemplated hereby shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by Law.

Section 16.17 Descriptive Headings; Interpretation. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a substantive part of this Agreement. Whenever required by the context, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa. The use of the word "including" in this Agreement shall be by way of example rather than by limitation. Reference to any agreement, document or instrument means such agreement, document or instrument as amended or otherwise modified from time to time in accordance with the terms thereof, and if applicable hereof. Without limiting the generality of the immediately preceding sentence, no amendment or other modification to any agreement, document or instrument that requires the consent of any Person pursuant to the terms of this Agreement or any other agreement will be given effect hereunder unless such Person has consented in writing to such amendment or modification. Wherever required by the context, references to a Fiscal Year shall refer to a portion thereof. The use of the words "or," "either" and "any" shall not be exclusive. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Wherever a conflict exists between this Agreement and any other agreement, this Agreement shall control but solely to the extent of such conflict.

[*Signature page follows.*]

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed on their behalf this Limited Liability Company Agreement as of the date first written above.

MEMBERS:

VICTORYBASE RE, LLC

By: /s/ Thomas Paquin
Thomas Paquin, President

VICTORYBASE CORPORATION

By: /s/ Thomas Paquin
Thomas Paquin, President

Schedule A

Schedule of Members

of

VictoryBase Holdings LLC

As of December 9, 2020

Name and Address of Member	Number of Units	Class of Units	Capital Contributions
VictoryBase RE, LLC Physical address: [redacted] and Mailing address: [redacted] E-mail: [redacted]	1	Class A	$10.00
VictoryBase Corporation Physical address: [redacted] and Mailing address: [redacted] E-mail: [redacted]	1	Class B	$10.00

EX1A-6 MAT CTRCT 6 vbco-1aex6z1.htm EXHIBIT 6.1

TAX RECEIVABLE AGREEMENT

by and among

VICTORYBASE CORPORATION,

VICTORYBASE HOLDINGS LLC

and

THE OTHER MEMBERS OF VICTORYBASE HOLDINGS LLC

FROM TIME TO TIME PARTY HERETO

Dated as of December 9, 2020

TABLE OF CONTENTS

Exhibit

TAX RECEIVABLE AGREEMENT

This TAX RECEIVABLE AGREEMENT (this "Agreement"), dated as of December 9, 2020, is entered into by and among VictoryBase Corporation, a Delaware corporation ("VBC"), VictoryBase Holdings LLC, a Texas limited liability company (the "Company") and each of the other Members of the Company from time to time party hereto. Capitalized terms used but not otherwise defined herein have the respective meanings set forth in Section 1.1.

RECITALS

WHEREAS, the Company is treated as a partnership for U.S. federal income tax purposes;

WHEREAS, each of the members of the Company as of the date hereof other than VBC (such members, together with each other Person who becomes party hereto by satisfying the Joinder Requirement, the "Members") owns certain Units (as defined herein);

WHEREAS, VBC is the manager of the Company, and will be the registered owner of Units;

WHEREAS, as of the date hereof, VBC has issued (i) 1,000,000 shares of its Class A VBC Common Stock, par value $0.001 (the "VBC Class A Common Stock") to VictoryBase RE, LLC ("VBRE"), in exchange for a capital contribution by VBRE to VBC, and (ii) 1,000,000 shares of its Class B non-economic voting stock, par value $0.001 (the "VBC Class B Common Stock") to VBRE in exchange for a capital contribution by VBRE to VBC;

WHEREAS, VBC will issue additional shares of VBC Class A Common Stock to investors pursuant to the exemption from registration afforded by Regulation A+ Tier II; and

WHEREAS, as set forth herein, the Class A Units will be exchangeable at any time and from time to time for shares of VBC Class A Common Stock at a conversion ratio that results in the exchanging holder of Class A Units receiving VBC Class A Common Stock with an indirect economic ownership in the Company that is equal to the direct percentage economic interest in the Company that such Class A Units represented in the hands of such exchanging holder (each such transaction constitutes an "Exchange");

WHEREAS, the Company and any direct or indirect subsidiary (owned through a chain of pass-through entities) of the Company that is treated as a partnership for U.S. federal income tax purposes (together with the Company and any direct or indirect subsidiary (owned through a chain of pass-through entities) of the Company that is treated as a disregarded entity for U.S. federal income tax purposes, the "VictoryBase Group") will have in effect an election under Section 754 of the Code (as defined herein) as provided under Section 2.1(b) for the Taxable Year (as defined herein) in which any Exchange occurs, which election will result in an adjustment to VBC's share of the tax basis of the assets owned by the VictoryBase Group as of the date of the Exchange, with a consequent result on the taxable income subsequently derived therefrom; and

WHEREAS, the parties to this Agreement desire to provide for certain payments and make certain arrangements with respect to any tax benefits to be derived by VBC as a result of a Class A Unit holder's Exchange of Class A Units for VBC Class A Common Stock pursuant to Section

11.1 of the LLC Agreement (as defined herein) and to ease administrative burdens, an assumed tax rate shall be used to approximate VBC's state, local and foreign liabilities for Covered Taxes (as defined herein) without regard to such tax benefits for each Taxable Year;

NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements set forth herein, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I.
DEFINITIONS

Section 1.1 Definitions. As used in this Agreement, the terms set forth in this Article I shall have the following meanings (such meanings to be equally applicable to both (i) the singular and plural and (ii) the active and passive forms of the terms defined).

"Actual Interest Amount" is defined in Section 3.1(b)(vii) of this Agreement.

"Actual Tax Liability" means, with respect to any Taxable Year, the liability for Covered Taxes of VBC (a) appearing on Tax Returns of VBC for such Taxable Year, and (b) if applicable, determined in accordance with a Determination (including interest imposed in respect thereof under applicable law).

"Advisory Firm" means an accounting firm that is nationally or regionally recognized as being expert in Covered Tax matters, selected by VBC.

"Affiliate" means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such first Person.

"Agreed Rate" means the Secured Overnight Financing Rate (SOFR) plus 100 basis points.

"Agreement" is defined in the preamble.

"Amended Schedule" is defined in Section 2.4(b) of this Agreement.

"Attributable" is defined in Section 3.1(b)(i) of this Agreement.

"Audit Committee" means the audit committee of the Board, or if no such committee exists then the entire Board.

"Basis Adjustment" means the increase or decrease to, or VBC's share of, the tax basis of the Reference Assets (i) under Section 734(b), 743(b), 754 and 755 of the Code and, in each case, the comparable sections of U.S. state and local tax law (in situations where, following an Exchange, the Company remains in existence as an entity for tax purposes) and (ii) under Sections 732 and 1012 of the Code and, in each case, the comparable sections of U.S. state and local tax law (in situations where, as a result of one or more Exchanges, the Company becomes an entity that is disregarded as separate from its owner for tax purposes), in each case, as a result of any Exchange and any payments made under this Agreement. Notwithstanding any other provision of

this Agreement, the amount of any Basis Adjustment resulting from an Exchange of one or more Units shall be determined without regard to any Pre-Exchange Transfer of such Units and as if any such Pre-Exchange Transfer had not occurred to the extent that such Pre-Exchange Transfer resulted in the partial or complete elimination of a future Basis Adjustment that VBC would have otherwise obtained pursuant to the terms of this Agreement.

"Basis Schedule" is defined in Section 2.2 of this Agreement.

"Beneficial Owner" means, with respect to any security, a Person who directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares: (i) voting power, which includes the power to vote, or to direct the voting of, with respect to such security and/or (ii) investment power, which includes the power to dispose of, or to direct the disposition of, such security.

"Board" means the Board of Directors of VBC.

"Business Day" means any day excluding Saturday, Sunday and any day that is a legal holiday under the laws of the State of Texas or is a day on which banking institutions located in Texas are closed.

"Change of Control" means the occurrence of any of the following events:

(1) any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Exchange Act (excluding any "person" or "group" who is the Beneficial Owner of securities of VBC representing more than fifty percent (50%) of the combined voting power of VBC's then outstanding voting securities)) becomes the Beneficial Owner of securities of VBC representing more than fifty percent (50%) of the combined voting power of VBC's then outstanding voting securities;

(2) the shareholders of VBC approve a plan of complete liquidation or dissolution of VBC or there is consummated an agreement or series of related agreements for the sale or other disposition, directly, or indirectly, by VBC of all or substantially all of VBC's assets (including a sale of assets of the Company), other than such sale or other disposition by VBC of all or substantially all of VBC's assets to an entity at least fifty percent (50%) of the combined voting power of the voting securities of which are owned by shareholders of VBC in substantially the same proportions as their ownership of VBC immediately prior to such sale;

(3) there is consummated a merger or consolidation of VBC or any direct or indirect subsidiary of VBC (including the Company) with any other corporation or other entity, and, immediately after the consummation of such merger or consolidation, either (x) the Board immediately prior to the merger or consolidation does not constitute at least a majority of the board of directors of the company surviving the merger or, if the surviving company is a subsidiary, the ultimate parent thereof, or (y) all of the Persons who were the respective Beneficial Owners of the voting securities of VBC immediately prior to such merger or consolidation do not Beneficially Own, directly or indirectly, more than 50% of the combined voting power of the then outstanding voting securities of the Person resulting from such merger or consolidation;

(4) the following individuals cease for any reason to constitute a majority of the number of directors of VBC then serving: individuals who were directors of VBC on the date of the consummation of this Agreement and any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including but not limited to a consent solicitation, relating to the election of directors of VBC) whose appointment or election by the board of directors of VBC or nomination for election by VBC's shareholders was (i) approved or recommended by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors of VBC on the date of the consummation of this Agreement or whose appointment, election or nomination for election was previously so approved or recommended by the directors referred to in this clause 4, or (ii) holders of a majority of VBC's Class B Common Stock; or

(5) a "change of control" or similar defined term in any agreement governing indebtedness of the Company or any of its Subsidiaries with aggregate principal amount or aggregate commitments outstanding in excess of $25,000,000.

Notwithstanding the foregoing, a "Change of Control" shall not be deemed to have occurred by virtue of the consummation of any transaction or series of integrated transactions immediately following which the record holders of the VBC Class A Common Stock immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in and voting control over, and own substantially all of the shares of, an entity which owns all or substantially all of the assets of VBC immediately following such transaction or series of transactions.

"Class A Units" means a Unit representing a fractional part of the Company Interests of the Members and having the rights and obligations specified with respect to the Class A Units in the LLC Agreement.

"Class B Units" means a Unit representing a fractional part of the Company Interests of the Members and having the rights and obligations specified with respect to the Class B Units in the LLC Agreement.

"Code" means the U.S. Internal Revenue Code of 1986, as amended.

"Company" is defined in the Recitals to this Agreement.

"Company Interests" means the interests of a Member in the Profits, Losses, and Distributions (each as defined in the LLC Agreement) of the Company.

"Control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

"Covered Taxes" means any and all U.S. federal, state, local and foreign taxes, assessments or similar charges that are based on or measured with respect to net income or profits, whether as an exclusive or an alternative basis (including for the avoidance of doubt, franchise taxes), and any interest imposed in respect thereof under applicable law.

"Cumulative Net Realized Tax Benefit" is defined in Section 3.1(b)(iii) of this Agreement.

"Default Rate" means the SOFR plus 500 basis points.

"Default Rate Interest" is defined in Section 3.1(b)(ix) of this Agreement.

"Determination" shall have the meaning ascribed to such term in Section 1313(a) of the Code or similar provision of U.S. state, local or foreign tax law, as applicable, or any other event (including the execution of IRS Form 870-AD) that finally and conclusively establishes the amount of any liability for tax.

"Dispute" is defined in Section 7.8(a) of this Agreement.

"Early Termination Effective Date" means the date of an Early Termination Notice for purposes of determining the Early Termination Payment.

"Early Termination Notice" is defined in Section 4.2 of this Agreement.

"Early Termination Payment" is defined in Section 4.3(b) of this Agreement.

"Early Termination Rate" means the Agreed Rate.

"Early Termination Reference Date" is defined in Section 4.2 of this Agreement.

"Early Termination Schedule" is defined in Section 4.2 of this Agreement.

"Exchange" is defined in the Recitals to this Agreement.

"Exchange Act" means the Securities and Exchange Act of 1934, as amended, or any successor provisions thereto.

"Exchange Date" means the date of any Exchange.

"Expert" is defined in Section 7.9 of this Agreement.

"Extension Rate Interest" is defined in Section 3.1(b)(viii) of this Agreement.

"Final Payment Date" means any date on which a payment is required to be made pursuant to this Agreement. For the avoidance of doubt, the Final Payment Date in respect of a Tax Benefit Payment is determined pursuant to Section 3.1(a) of this Agreement.

"Hypothetical Federal Tax Liability" means, with respect to any Taxable Year, the hypothetical liability of VBC that would arise in respect of U.S. federal Covered Taxes, using the same methods, elections, conventions and similar practices used on the actual relevant U.S. federal Tax Returns of VBC but (i) calculating depreciation, amortization, or other similar deductions, or otherwise calculating any items of income, gain, or loss, using the Non-Adjusted Tax Basis as reflected on the Basis Schedule, including amendments thereto for such Taxable Year, (ii) excluding any deduction attributable to Imputed Interest for such Taxable Year and (iii) deducting actual state, local and foreign tax liabilities for such Taxable Year for purposes of determining

U.S. federal taxable income. For the avoidance of doubt, the Hypothetical Federal Tax Liability shall be determined without taking into account the carryover or carryback of any tax item (or portions thereof) that is attributable to any of the items described in clauses (i), (ii) and (iii) of the previous sentence.

"Hypothetical Other Tax Liability" means, with respect to any Taxable Year, U.S. federal taxable income determined in connection with calculating the Hypothetical Federal Tax Liability for such Taxable Year, *plus* the amount used for purposes of clause (ii) of the definition of Hypothetical Federal Tax Liability" with respect to such Taxable Year, the sum of which is *multiplied by* six percent (6%).

"Hypothetical Tax Liability" means, with respect to any Taxable Year, the Hypothetical Federal Tax Liability for such Taxable Year, *plus* the Hypothetical Other Tax Liability for such Taxable Year.

"Imputed Interest" is defined in Section 3.1(b)(vi) of this Agreement.

"IRS" means the U.S. Internal Revenue Service.

"Joinder" means a joinder to this Agreement, in form and substance substantially similar to Exhibit A to this Agreement.

"Joinder Requirement" is defined in Section 7.6(a) of this Agreement.

"LLC Agreement" means that certain Limited Liability Company Agreement of the Company, dated as of December 9, 2020, as such agreement may be further amended, restated, supplemented and/or otherwise modified from time to time.

"Market Value" shall mean the per share market trading price for VBC Class A Common Stock, or if the VBC Class A Common Stock is not then publicly traded at a price per share reasonably determined by the Board in its sole discretion.

"Member Advisory Firm" means an accounting firm that is nationally or regionally recognized as being expert in Covered Tax matters, selected by the applicable Member; provided that such accounting firm shall be different from the accounting firm serving as the Advisory Firm.

"Members" is defined in the Recitals to this Agreement.

"Net Tax Benefit" is defined in Section 3.1(b)(ii) of this Agreement.

"Non-Adjusted Tax Basis" means, with respect to any Reference Asset at any time, the tax basis that such asset would have had at such time if no Basis Adjustments had been made.

"Objection Notice" is defined in Section 2.4(a)(i) of this Agreement.

"Parties" means the parties named on the signature pages to this agreement and each additional party that satisfies the Joinder Requirement, in each case with their respective successors and assigns.

"Person" means any individual, corporation, firm, partnership, joint venture, limited liability company, estate, trust, business association, organization, governmental entity or other entity.

"Pre-Exchange Transfer" means any transfer of one or more Units (including upon the death of a Member or upon the issuance of Units resulting from the exercise of an option to acquire such Units) (i) that occurs prior to an Exchange of such Units and (ii) to which Section 734(b) or Section 743(b) of the Code applies.

"Realized Tax Benefit" is defined in Section 3.1(b)(iv) of this Agreement.

"Realized Tax Detriment" is defined in Section 3.1(b)(v) of this Agreement.

"Reconciliation Dispute" is defined in Section 7.9 of this Agreement.

"Reconciliation Procedures" is defined in Section 2.4(a) of this Agreement.

"Reference Asset" means any asset of the Company or any of its successors or assigns, and whether held directly by the Company or indirectly by the Company through a member of the VictoryBase Group, at the time of an Exchange. A Reference Asset also includes any asset the tax basis of which is determined, in whole or in part, by reference to the tax basis of an asset that is described in the preceding sentence, including "substituted basis property" within the meaning of Section 7701(a)(42) of the Code.

"Schedule" means any of the following: (i) a Basis Schedule, (ii) a Tax Benefit Schedule, or (iii) the Early Termination Schedule, and, in each case, any amendments thereto.

"Secured Overnight Financing Rate" or "SOFR" means the daily Secured Overnight Financing Rate published by the Federal Reserve Bank of New York, as the administrator of the rate (or a successor administrator), on the website Federal Reserve Bank of New York (currently http://www.newyorkfed.org), or any successor website.

"Senior Obligations" is defined in Section 5.1 of this Agreement.

"Subsidiary" means, with respect to any Person and as of any determination date, any other Person as to which such first Person (i) owns, directly or indirectly, or otherwise controls, more than 50% of the voting power or other similar interests of such other Person or (ii) is the sole general partner interest, or managing member or similar interest, of such Person.

"Subsidiary Stock" means any stock or other equity interest in any subsidiary entity of VBC that is treated as a corporation for U.S. federal income tax purposes.

"Tax Benefit Payment" is defined in Section 3.1(b) of this Agreement.

"Tax Benefit Schedule" is defined in Section 2.3(a) of this Agreement.

"Tax Return" means any return, declaration, report or similar statement required to be filed with respect to taxes (including any attached schedules), including, without limitation, any information return, claim for refund, amended return and declaration of estimated tax.

"Taxable Year" means a taxable year of VBC as defined in Section 441(b) of the Code or comparable section of U.S. state or local tax law, as applicable (and, therefore, for the avoidance of doubt, may include a period of less than 12 months for which a Tax Return is made), ending on or after the date of this Agreement.

"Taxing Authority" shall mean any national, federal, state, county, municipal, or local government, or any subdivision, agency, commission or authority thereof, or any quasi-governmental body, or any other authority of any kind, exercising regulatory or other authority in relation to tax matters.

"Termination Objection Notice" is defined in Section 4.2 of this Agreement.

"Treasury Regulations" means the final, temporary, and (to the extent they can be relied upon) proposed regulations under the Code, as promulgated from time to time (including corresponding provisions and succeeding provisions) as in effect for the relevant taxable period.

"Two-Thirds Member Approval" means written approval by Members whose rights under this Agreement are attributable to at least two-thirds (2/3) of the Units outstanding (and not held by VBC) (as appropriately adjusted for any subsequent changes to the number of outstanding Units). For purposes of this definition, a Member's rights under this Agreement shall be attributed to Units as of the time of a determination of Two-Thirds Member Approval. For the avoidance of doubt, (i) an Exchanged Unit shall be attributed only to the Member entitled to receive Tax Benefit Payments with respect to such Unit (i.e., the transferor or the assignee of its rights hereunder) and (ii) an outstanding Unit that has not yet been Exchanged shall be attributed only to the Member entitled to receive Tax Benefit Payments upon such Exchange or transfer of such Unit (i.e., the member of the Company or the assignee of its rights hereunder).

"U.S." means the United States of America.

"Units" means a Company Interest of a Member or a permitted assignee in representing a fractional part of the Company Interests of all Members and assignees as may be established by the managing member of the Company from time to time in accordance with Section 3.2 of the LLC Agreement.

"Valuation Assumptions" shall mean, as of an Early Termination Effective Date, the assumptions that:

(1) in each Taxable Year ending on or after such Early Termination Effective Date, VBC will have taxable income sufficient to fully use the deductions arising from the Basis Adjustments and the Imputed Interest during such Taxable Year or future Taxable Years (including, for the avoidance of doubt, Basis Adjustments and Imputed Interest that would result from future Tax Benefit Payments that would be paid in accordance with the Valuation Assumptions) in which such deductions would become available;

(2) the U.S. federal income tax rates that will be in effect for each such Taxable Year will be those specified for each such Taxable Year by the Code and other law as in effect on the Early Termination Effective Date, except to the extent any change to such tax rates for such Taxable Year have already been enacted into law;

(3) all taxable income of VBC will be subject to the maximum applicable tax rates for each Covered Tax throughout the relevant period;

(4) any loss carryovers or carrybacks generated by any Basis Adjustment or Imputed Interest (including such Basis Adjustment and Imputed Interest generated as a result of payments under this Agreement) and available as of the date of the Early Termination Schedule will be used by VBC ratably in each Taxable Year from the date of the Early Termination Schedule through the scheduled expiration date of such loss carryovers or carrybacks; by way of example, if on the date of the Early Termination Schedule VBC had $100 of net operating losses with a carryforward period of ten (10) years, $10 of such net operating losses would be used in each of the ten (10) consecutive Taxable Years beginning in the Taxable Year of such Early Termination Schedule;

(5) any non-amortizable assets (other than Subsidiary Stock) will be disposed of on the earlier of (i) the fifteenth anniversary of the applicable Basis Adjustment and (ii) the Early Termination Effective Date;

(6) any Subsidiary Stock will be deemed never to be disposed of;

(7) if, on the Early Termination Effective Date, any Member has Units that have not been Exchanged, then such Units shall be deemed to be Exchanged for the Market Value of the shares of Class A Common Stock that would be received by such Member if such Units had been Exchanged on the Early Termination Effective Date, and such Member shall be deemed to receive the amount of cash such Member would have been entitled to pursuant to Section 4.3(a) had such Units actually been Exchanged on the Early Termination Effective Date and

(8) any payment obligations pursuant to this Agreement will be satisfied on the date that any Tax Return to which such payment obligation relates is required to be filed excluding any extensions.

"VBC" is defined in the preamble to this Agreement.

"VBC Letter" means a letter prepared by VBC in connection with the performance of its obligations under this Agreement, which states that the relevant Schedules, notices or other information to be provided by VBC to the Members, along with all supporting schedules and work papers, were prepared in a manner that is consistent with the terms of this Agreement and, to the extent not expressly provided in this Agreement, on a reasonable basis in light of the facts and law in existence on the date such Schedules, notices or other information were delivered by VBC to the Members.

"VictoryBase Group" is defined in the Recitals to this Agreement.

Section 1.2 Rules of Construction. Unless otherwise specified herein:

(a) The meanings of defined terms are equally applicable to the singular and plural forms of the defined terms.

(b) For purposes of interpretation of this Agreement:

(i) The words "herein," "hereto," "hereof" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision thereof.

(ii) References in this Agreement to a Schedule, Article, Section, clause or sub-clause refer to the appropriate Schedule to, or Article, Section, clause or subclause in, this Agreement.

(iii) References in this Agreement to dollars or "$" refer to the lawful currency of the United States of America.

(iv) The term "including" is by way of example and not limitation.

(v) The term "documents" includes any and all instruments, documents, agreements, certificates, notices, reports, financial statements and other writings, however evidenced, whether in physical or electronic form.

(c) In the computation of periods of time from a specified date to a later specified date, the word "from" means "from and including;" the words "to" and "until" each mean "to but excluding;" and the word "through" means "to and including."

(d) Section headings herein are included for convenience of reference only and shall not affect the interpretation of this Agreement.

(e) Unless otherwise expressly provided herein, (a) references to organization documents (including the LLC Agreement), agreements (including this Agreement) and other contractual instruments shall be deemed to include all subsequent amendments, restatements, extensions, supplements and other modifications thereto, but only to the extent that such amendments, restatements, extensions, supplements and other modifications are permitted hereby; and (b) references to any law (including the Code and the Treasury Regulations) shall include all statutory and regulatory provisions consolidating, amending, replacing, supplementing or interpreting such Law.

ARTICLE II.
DETERMINATION OF REALIZED TAX BENEFIT

Section 2.1 Basis Adjustments; Company 754 Election.

(a) Basis Adjustments. The Parties acknowledge and agree that each Exchange will give rise to Basis Adjustments. In connection with any Exchange, the Parties acknowledge and agree that, pursuant to applicable law, VBC's share of the basis in the Reference Assets shall be

increased (or decreased) by the excess (or deficiency), if any, of (A) the sum of (x) the Market Value of VBC Class A Common Stock or the cash transferred to a Member pursuant to an Exchange as payment for the Units exchanged, (y) the amount of payments made pursuant to this Agreement with respect to such Exchange, and (z) the amount of liabilities allocated to the Units acquired pursuant to the Exchange, over (B) VBC's proportionate share of the basis of the Reference Assets immediately after the Exchange attributable to the Units exchanged, determined as if each member of the VictoryBase Group (including, for the avoidance of doubt, the Company) remains in existence as an entity for tax purposes and no member of the VictoryBase Group (including, for the avoidance of doubt, the Company) made the election provided by Section 754 of the Code. For the avoidance of doubt, payments made under this Agreement shall not be treated as resulting in a Basis Adjustment to the extent such payments are treated as Imputed Interest or are Actual Interest Amounts. Further, the Parties intend that Basis Adjustments be calculated in accordance with Treasury Regulations Section 1.743-1 or Section 1.734-2, as applicable.

(b) Company Section 754 Election. In its capacity as the sole manager of the Company, VBC will ensure that, on and after the date hereof and continuing throughout the term of this Agreement, the Company and each of its direct and indirect Subsidiaries that is treated as a partnership for U.S. federal income tax purposes will have in effect an election under Section 754 of the Code (and under any similar provisions of applicable U.S. state or local law) for each Taxable Year.

Section 2.2 Basis Schedules. Within one hundred fifty (150) calendar days after the filing of the U.S. federal income Tax Return of VBC for each relevant Taxable Year, VBC shall deliver to the Members a schedule (the "Basis Schedule") that shows, in reasonable detail as necessary in order to understand the calculations performed under this Agreement: (a) the Non-Adjusted Tax Basis of the Reference Assets as of each applicable Exchange Date, as applicable; (b) the Basis Adjustments with respect to the Reference Assets as a result of the relevant Exchanges effected in such Taxable Year, calculated (I) in the aggregate (including, for the avoidance of doubt, Exchanges by all Members) and (II) solely with respect to Exchanges by the applicable Member; (c) the period (or periods) over which the Reference Assets are amortizable and/or depreciable; and (d) the period (or periods) over which each Basis Adjustment is amortizable and/or depreciable. The Basis Schedule will become final and binding on the Parties pursuant to the procedures set forth in Section 2.4(a) and may be amended by the Parties pursuant to the procedures set forth in Section 2.4(b).

Section 2.3 Tax Benefit Schedules.

(a) Tax Benefit Schedule. Within one hundred fifty (150) calendar days after the filing of the U.S. federal income Tax Return of VBC for any Taxable Year in which there is a Realized Tax Benefit or Realized Tax Detriment, VBC shall provide to the Members a schedule showing, in reasonable detail, the calculation of the Realized Tax Benefit or Realized Tax Detriment for such Taxable Year (a "Tax Benefit Schedule"). The Tax Benefit Schedule will become final and binding on the Parties pursuant to the procedures set forth in Section 2.4(a), and may be amended by the Parties pursuant to the procedures set forth in Section 2.4(b).

(b) Applicable Principles. Subject to the provisions of this Agreement, the Realized Tax Benefit or Realized Tax Detriment for each Taxable Year is intended to measure the decrease or increase in the Actual Tax Liability of VBC for such Taxable Year attributable to the Basis Adjustments and Imputed Interest, as determined using a "with and without" methodology described in Section 2.4(a). Carryovers or carrybacks of any tax item attributable to any Basis Adjustment or Imputed Interest shall be considered to be subject to the rules of the Code and the Treasury Regulations or the appropriate provisions of U.S. state and local tax law, as applicable, governing the use, limitation and expiration of carryovers or carrybacks of the relevant type. If a carryover or carryback of any tax item includes a portion that is attributable to a Basis Adjustment or Imputed Interest (a "TRA Portion") and another portion that is not (a "Non-TRA Portion"), such portions shall be considered to be used in accordance with the "with and without" methodology so that: (i) the amount of any Non-TRA Portion is deemed utilized first, followed by the amount of any TRA Portion (with the TRA Portion being applied on a proportionate basis consistent with the provisions of Section 3.3(a)); and (ii) in the case of a carryback of a Non-TRA Portion, such carryback shall not affect the original "with and without" calculation made in the prior Taxable Year. The Parties agree that, subject to the penultimate sentence of Section 2.1(a), all Tax Benefit Payments attributable to an Exchange will be treated as subsequent upward purchase price adjustments that give rise to further Basis Adjustments for VBC beginning in the Taxable Year of payment, and as a result, such additional Basis Adjustments will be incorporated into such Taxable Year continuing for future Taxable Years until any incremental Basis Adjustment benefits with respect to a Tax Benefit Payment equals an immaterial amount.

Section 2.4 Procedures; Amendments.

(a) Procedures. Each time VBC delivers an applicable Schedule to the Members under this Agreement, including any Amended Schedule delivered pursuant to Section 2.4(b), but excluding any Early Termination Schedule or amended Early Termination Schedule delivered pursuant to the procedures set forth in Section 4.2, VBC shall also: (x) deliver supporting schedules and work papers, as determined by VBC or as reasonably requested by any Member, that provide a reasonable level of detail regarding the data and calculations that were relevant for purposes of preparing the Schedule; (y) deliver a VBC Letter supporting such Schedule; and (z) allow the Members and their advisors to have reasonable access to the appropriate representatives, as determined by VBC or as reasonably requested by the Members, at VBC and the Advisory Firm in connection with a review of such Schedule. Without limiting the generality of the preceding sentence, VBC shall ensure that any Tax Benefit Schedule that is delivered to the Members, along with any supporting schedules and work papers, provides a reasonably detailed presentation of the calculation of the Actual Tax Liability of VBC for the relevant Taxable Year (the "with" calculation) and the Hypothetical Tax Liability of VBC for such Taxable Year (the "without" calculation), and identifies any material assumptions or operating procedures or principles that were used for purposes of such calculations. An applicable Schedule or amendment thereto shall become final and binding on the Parties thirty (30) calendar days from the date on which the Members first received the applicable Schedule or amendment thereto unless:

(i) a Member within thirty (30) calendar days after receiving the applicable Schedule or amendment thereto, provides VBC with (A) written notice of a material objection to such Schedule that is made in good faith and that sets forth in reasonable detail

such Member's material objection (an "Objection Notice") and (B) a letter from a Member Advisory Firm in support of such Objection Notice; or

(ii) each Member provides a written waiver of its right to deliver an Objection Notice within the time period described in clause (i) above, in which case such Schedule or amendment thereto becomes binding on the date the waiver from all Members is received by VBC.

In the event that a Member timely delivers an Objection Notice pursuant to clause (i) above, and if the Parties, for any reason, are unable to successfully resolve the issues raised in the Objection Notice within thirty (30) calendar days after receipt by VBC of the Objection Notice, VBC and the Member shall employ the reconciliation procedures as described in Section 7.9 of this Agreement (the "Reconciliation Procedures"). For the avoidance of doubt, and notwithstanding anything to the contrary herein, the expense of preparing and obtaining the letter from a Member Advisory Firm referenced in clause (i) above shall be borne solely by the relevant Member and VBC shall have no liability with respect to such letter or any of the expenses associated with its preparation and delivery.

(b) Amended Schedule. The applicable Schedule for any Taxable Year may be amended from time to time by VBC: (i) in connection with a Determination affecting such Schedule; (ii) to correct inaccuracies in the Schedule identified as a result of the receipt of additional factual information relating to a Taxable Year after the date the Schedule was originally provided to the Member; (iii) to comply with an Expert's determination under the Reconciliation Procedures applicable to this Agreement; (iv) to reflect a change in the Realized Tax Benefit or Realized Tax Detriment for such Taxable Year attributable to a carryback or carryforward of a loss or other Tax item to such Taxable Year; (v) to reflect a change in the Realized Tax Benefit or Realized Tax Detriment for such Taxable Year attributable to an amended Tax Return filed for such Taxable Year; or (vi) to adjust a Basis Schedule to take into account any Tax Benefit Payments made pursuant to this Agreement (any such Schedule, an "Amended Schedule").

ARTICLE III.
TAX BENEFIT PAYMENTS

Section 3.1 Timing and Amount of Tax Benefit Payments.

(a) Timing of Payments. Subject to Sections 3.2 and 3.3, within three (3) Business Days following the date on which each Tax Benefit Schedule that is required to be delivered by VBC to the Members pursuant to Section 2.3(a) of this Agreement becomes final in accordance with Section 2.4(a) of this Agreement (such date, the "Final Payment Date" in respect of any Tax Benefit Payment), VBC shall pay to each relevant Member the Tax Benefit Payment as determined pursuant to Section 3.1(b). Each such Tax Benefit Payment shall be made by wire transfer of immediately available funds to the bank account previously designated by such Members or as otherwise agreed by VBC and such Members. For the avoidance of doubt, the Members shall not be required under any circumstances to return any portion of any Tax Benefit Payment previously paid by VBC to the Members (including any portion of any Early Termination Payment).

(b) Amount of Payments. For purposes of this Agreement, a "Tax Benefit Payment" with respect to any Member means an amount, not less than zero, equal to the sum of: (i) the Net Tax Benefit that is Attributable to such Member and (ii) the Actual Interest Amount.

(i) Attributable. A Net Tax Benefit is "Attributable" to a Member to the extent that it is derived from any Basis Adjustment or Imputed Interest that is attributable to an Exchange undertaken by or with respect to such Member.

(ii) Net Tax Benefit. The "Net Tax Benefit" for a Taxable Year equals the amount of the excess, if any, of

(x) 85% of the Cumulative Net Realized Tax Benefit Attributable to such Member as of the end of such Taxable Year over,

(y) the aggregate amount of all Tax Benefit Payments previously made to such Member under this Section 3.1. For the avoidance of doubt, if the Cumulative Net Realized Tax Benefit as of the end of any Taxable Year is less than the aggregate amount of all Tax Benefit Payments previously made to a Member, such Member shall not be required to return any portion of any Tax Benefit Payment previously made by VBC to such Member.

(iii) Cumulative Net Realized Tax Benefit. The "Cumulative Net Realized Tax Benefit" for a Taxable Year equals the cumulative amount of Realized Tax Benefits for all Taxable Years of VBC, up to and including such Taxable Year, net of the cumulative amount of Realized Tax Detriments for the same period. The Realized Tax Benefit and Realized Tax Detriment for each Taxable Year shall be determined based on the most recent Tax Benefit Schedule or Amended Schedule, if any, in existence at the time of such determination.

(iv) Realized Tax Benefit. The "Realized Tax Benefit" for a Taxable Year equals the excess, if any, of the Hypothetical Tax Liability over the Actual Tax Liability for such Taxable Year. If all or a portion of the Actual Tax Liability for such Taxable Year arises as a result of an audit or similar proceeding by a Taxing Authority of any Taxable Year, such liability shall not be included in determining the Realized Tax Benefit unless and until there has been a Determination.

(v) Realized Tax Detriment. The "Realized Tax Detriment" for a Taxable Year equals the excess, if any, of the Actual Tax Liability over the Hypothetical Tax Liability for such Taxable Year. If all or a portion of the Actual Tax Liability for such Taxable Year arises as a result of an audit or similar proceeding by a Taxing Authority of any Taxable Year, such liability shall not be included in determining the Realized Tax Detriment unless and until there has been a Determination.

(vi) Imputed Interest. The principles of Sections 1272, 1274, or 483 of the Code, as applicable, and the principles of any similar provision of U.S. state and local law, will apply to cause a portion of any Net Tax Benefit payable by VBC to a Member under this Agreement to be treated as imputed interest ("Imputed Interest"). For the avoidance of doubt, the deduction for the amount of Imputed Interest as determined with respect to any

Net Tax Benefit payable by VBC to a Member shall be excluded in determining the Hypothetical Tax Liability of VBC for purposes of calculating Realized Tax Benefits and Realized Tax Detriments pursuant to this Agreement.

(vii) Actual Interest Amount. The "Actual Interest Amount" calculated in respect of the Net Tax Benefit for a Taxable Year will equal the amount of any Extension Rate Interest.

(viii) Extension Rate Interest. The amount of "Extension Rate Interest" calculated in respect of the Net Tax Benefit (including previously accrued Imputed Interest) for a Taxable Year will equal interest calculated at the Agreed Rate from the due date (without extensions) for filing the U.S. federal income Tax Return of VBC for such Taxable Year until the date on which VBC makes a timely Tax Benefit Payment to the Member on or before the Final Payment Date as determined pursuant to Section 3.1(a).

(ix) Default Rate Interest. In the event that VBC does not make timely payment of all or any portion of a Tax Benefit Payment to a Member on or before the Final Payment Date as determined pursuant to Section 3.1(a), the amount of "Default Rate Interest" calculated in respect of the Net Tax Benefit (including previously accrued Imputed Interest and Extension Rate Interest) for a Taxable Year will equal interest calculated at the Default Rate from the Final Payment Date for a Tax Benefit Payment as determined pursuant to Section 3.1(a) until the date on which VBC makes such Tax Benefit Payment to such Member. For the avoidance of doubt, the amount of any Default Rate Interest as determined with respect to any Net Tax Benefit payable by VBC to a Member shall be included in the Hypothetical Tax Liability of VBC for purposes of calculating Realized Tax Benefits and Realized Tax Detriments pursuant to this Agreement.

(x) VBC and the Members hereby acknowledge and agree that, as of the date of this Agreement and as of the date of any future Exchange that may be subject to this Agreement, the aggregate value of the Tax Benefit Payments cannot be reasonably ascertained for U.S. federal income or other applicable tax purposes.

(c) Interest. The provisions of Section 3.1(b) are intended to operate so that interest will effectively accrue in respect of the Net Tax Benefit for any Taxable Year as follows:

(i) first, at the applicable rate used to determine the amount of Imputed Interest under the Code (from the relevant Exchange Date until the due date (without extensions) for filing the U.S. federal income Tax Return of VBC for such Taxable Year);

(ii) second, at the Agreed Rate in respect of any Extension Rate Interest (from the due date (without extensions) for filing the U.S. federal income Tax Return of VBC for such Taxable Year until the Final Payment Date for a Tax Benefit Payment as determined pursuant to Section 3.1(a)); and

(iii) third, at the Default Rate in respect of any Default Rate Interest (from the Final Payment Date for a Tax Benefit Payment as determined pursuant to Section 3.1(a) until the date on which VBC makes the relevant Tax Benefit Payment to a Member).

Section 3.2 No Duplicative Payments. It is intended that the provisions of this Agreement will not result in the duplicative payment of any amount (including interest) that may be required under this Agreement, and the provisions of this Agreement shall be consistently interpreted and applied in accordance with that intent. For purposes of this Agreement, and also for the avoidance of doubt, no Tax Benefit Payment shall be calculated or made in respect of any estimated tax payments, including, without limitation, any estimated U.S. federal income tax payments.

Section 3.3 Pro-Ration of Payments as Between the Members.

(a) Insufficient Taxable Income. Notwithstanding anything in Section 3.1(b) to the contrary, if the aggregate potential Covered Tax benefit of VBC as calculated with respect to the Basis Adjustments and Imputed Interest (in each case, without regard to the Taxable Year of origination) is limited in a particular Taxable Year because VBC does not have sufficient actual taxable income, then the available Covered Tax benefit for VBC shall be allocated among the Members in proportion to the respective Tax Benefit Payment that would have been payable if VBC had in fact had sufficient taxable income so that there had been no such limitation. As an illustration of the intended operation of this Section 3.3(a), if VBC had $200 of aggregate potential Covered Tax benefits with respect to the Basis Adjustments and Imputed Interest in a particular Taxable Year (with $50 of such Covered Tax benefits being attributable to Member 1 and $150 of such Covered Tax benefits being attributable to Member 2), such that Member 1 would have potentially been entitled to a Tax Benefit Payment of $42.50 and Member 2 would have been entitled to a Tax Benefit Payment of $127.50 if VBC had $200 of taxable income, and if at the same time VBC only had $100 of actual taxable income in such Taxable Year, then $25 of the aggregate $100 actual Covered Tax benefit for VBC for such Taxable Year would be allocated to Member 1 and $75 of the aggregate $100 actual Covered Tax benefit for VBC would be allocated to Member 2, such that Member 1 would receive a Tax Benefit Payment of $21.25 and Member 2 would receive a Tax Benefit Payment of $63.75.

(b) Late Payments. If for any reason VBC is not able to timely and fully satisfy its payment obligations under this Agreement in respect of a particular Taxable Year, then Default Rate Interest will begin to accrue pursuant to Section 5.2 and VBC and the other Parties agree that (i) VBC shall pay the Tax Benefit Payments due in respect of such Taxable Year to each Member pro rata in accordance with the principles of Section 3.3(a), and (ii) no Tax Benefit Payment shall be made in respect of any Taxable Year until all Tax Benefit Payments to all Members in respect of all prior Taxable Years have been made in full.

ARTICLE IV.
TERMINATION

Section 4.1 Early Termination of Agreement; Breach of Agreement.

(a) VBC's Early Termination Right. VBC may completely terminate this Agreement, as and to the extent provided herein, with respect to all amounts payable to the Members pursuant to this Agreement by paying to the Members the Early Termination Payment; provided that Early Termination Payments may be made pursuant to this Section 4.1(a) only if made to all Members that are entitled to such a payment simultaneously, and provided further, that VBC may withdraw

any notice to execute its termination rights under this Section 4.1(a) prior to the time at which any Early Termination Payment has been paid. Upon VBC's payment of the Early Termination Payment, VBC shall not have any further payment obligations under this Agreement, other than with respect to any: (i) prior Tax Benefit Payments that are due and payable under this Agreement but that still remain unpaid as of the date of the Early Termination Notice; and (ii) current Tax Benefit Payment due for the Taxable Year ending on or including the date of the Early Termination Notice (except to the extent that the amount described in clause (ii) is included in the calculation of the Early Termination Payment). If an Exchange subsequently occurs with respect to Units for which VBC has exercised its termination rights under this Section 4.1(a), VBC shall have no obligations under this Agreement with respect to such Exchange.

(b) Acceleration Upon Change of Control. In the event of a Change of Control, all obligations hereunder shall be accelerated and such obligations shall be calculated pursuant to this Article IV as if an Early Termination Notice had been delivered on the closing date of the Change of Control and utilizing the Valuation Assumptions by substituting the phrase "the closing date of a Change of Control" in each place where the phrase "Early Termination Effective Date" appears. Such obligations shall include, but not be limited to, (1) the Early Termination Payment calculated as if an Early Termination Notice had been delivered on the closing date of the Change of Control, (2) any Tax Benefit Payments agreed to by VBC and the Members as due and payable but unpaid as of the Early Termination Notice and (3) any Tax Benefit Payments due for any Taxable Year ending prior to, with or including the closing date of a Change of Control (except to the extent that any amounts described in clauses (2) or (3) are included in the Early Termination Payment). For the avoidance of doubt, Sections 4.2 and 4.3 shall apply to a Change of Control, *mutadis mutandi.*

(c) Acceleration Upon Breach of Agreement. In the event that VBC materially breaches any of its material obligations under this Agreement, whether as a result of failure to make any payment when due, failure to honor any other material obligation required hereunder, or by operation of law as a result of the rejection of this Agreement in a case commenced under the Bankruptcy Code or otherwise, then all obligations hereunder shall be accelerated and become immediately due and payable upon notice of acceleration from such Member (provided that in the case of any proceeding under the Bankruptcy Code or other insolvency statute, such acceleration shall be automatic without any such notice), and such obligations shall be calculated as if an Early Termination Notice had been delivered on the date of such notice of acceleration (or, in the case of any proceeding under the Bankruptcy Code or other insolvency statute, on the date of such breach) and shall include, but not be limited to: (i) the Early Termination Payment calculated as if an Early Termination Notice had been delivered on the date of such acceleration; (ii) any prior Tax Benefit Payments that are due and payable under this Agreement but that still remain unpaid as of the date of such acceleration; and (iii) any current Tax Benefit Payment due for the Taxable Year ending with or including the date of such acceleration. Notwithstanding the foregoing, in the event that VBC breaches this Agreement and such breach is not a material breach of a material obligation, a Member shall still be entitled to enforce all of its rights otherwise available under this Agreement, including potentially seeking an acceleration of amounts payable under this Agreement. For purposes of this Section 4.1(c), and subject to the following sentence, the Parties agree that the failure to make any payment due pursuant to this Agreement within thirty (30) days of the relevant Final Payment Date shall be deemed to be a material breach of a material obligation under this Agreement for all purposes of this Agreement, and that it will not be considered to be a material breach of a material obligation under this Agreement to make a payment due pursuant

to this Agreement within thirty (30) days of the relevant Final Payment Date. Notwithstanding anything in this Agreement to the contrary, it shall not be a material breach of a material obligation of this Agreement if VBC fails to make any Tax Benefit Payment within thirty (30) days of the relevant Final Payment Date to the extent that VBC has insufficient funds, or cannot take commercially reasonable actions to obtain sufficient funds, to make such payment; provided that the interest provisions of Section 5.2 shall apply to such late payment (unless VBC does not have sufficient funds to make such payment as a result of limitations imposed by any Senior Obligations, in which case Section 5.2 shall apply, but the Default Rate shall be replaced by the Agreed Rate).

Section 4.2 Early Termination Notice. If VBC chooses to exercise its right of early termination under Section 4.1 above, VBC shall deliver to the Members a notice of VBC's decision to exercise such right (an "Early Termination Notice") and a schedule (the "Early Termination Schedule") showing in reasonable detail the calculation of the Early Termination Payment. VBC shall also (x) deliver supporting schedules and work papers, as determined by VBC or as reasonably requested by a Member, that provide a reasonable level of detail regarding the data and calculations that were relevant for purposes of preparing the Early Termination Schedule; (y) deliver a VBC Letter supporting such Early Termination Schedule; and (z) allow the Members and their advisors to have reasonable access to the appropriate representatives, as determined by VBC or as reasonably requested by the Members, at VBC and the Advisory Firm in connection with a review of such Early Termination Schedule. The Early Termination Schedule shall become final and binding on each Party thirty (30) calendar days from the first date on which the Members received such Early Termination Schedule unless:

(i) a Member within thirty (30) calendar days after receiving the Early Termination Schedule, provides VBC with (A) notice of a material objection to such Early Termination Schedule made in good faith and setting forth in reasonable detail such Member's material objection (a "Termination Objection Notice"), and (B) a letter from a Member Advisory Firm in support of such Termination Objection Notice; or

(ii) each Member provides a written waiver of such right of a Termination Objection Notice within the period described in clause (i) above, in which case such Early Termination Schedule becomes binding on the date the waiver from all Members is received by VBC.

In the event that a Member timely delivers a Termination Objection Notice pursuant to clause (i) above, and if the Parties, for any reason, are unable to successfully resolve the issues raised in the Termination Objection Notice within thirty (30) calendar days after receipt by VBC of the Termination Objection Notice, VBC and such Member shall employ the Reconciliation Procedures. For the avoidance of doubt, and notwithstanding anything to the contrary herein, the expense of preparing and obtaining the letter from a Member Advisory Firm referenced in clause (i) above shall be borne solely by such Member and VBC shall have no liability with respect to such letter or any of the expenses associated with its preparation and delivery. The date on which the Early Termination Schedule becomes final in accordance with this Section 4.2 shall be the "Early Termination Reference Date."

Section 4.3 Payment Upon Early Termination.

(a) Timing of Payment. Within three (3) Business Days after the Early Termination Reference Date, VBC shall pay to each Member an amount equal to the Early Termination Payment for such Member. Such Early Termination Payment shall be made by VBC by wire transfer of immediately available funds to a bank account or accounts designated by the Members or as otherwise agreed by VBC and the Members.

(b) Amount of Payment. The "Early Termination Payment" payable to a Member pursuant to Section 4.3(a) shall equal the present value, discounted at the Early Termination Rate as determined as of the Early Termination Reference Date, of all Tax Benefit Payments that would be required to be paid by VBC to such Member, whether payable with respect to Units that were Exchanged prior to the Early Termination Effective Date or on or after the Early Termination Effective Date, beginning from the Early Termination Effective Date and using the Valuation Assumptions. For the avoidance of doubt, an Early Termination Payment shall be made to each Member, regardless of whether all of such Member's Units have been Exchanged as of the Early Termination Effective Date.

ARTICLE V.
SUBORDINATION AND LATE PAYMENTS

Section 5.1 Subordination. Notwithstanding any other provision of this Agreement to the contrary, any Tax Benefit Payment or Early Termination Payment required to be made by VBC to the Members under this Agreement shall rank subordinate and junior in right of payment to any principal, interest, or other amounts due and payable in respect of any obligations owed in respect of secured indebtedness for borrowed money of VBC and its Subsidiaries ("Senior Obligations") and shall rank *pari passu* in right of payment with all current or future unsecured obligations of VBC that are not Senior Obligations. To the extent that any payment under this Agreement is not permitted to be made at the time payment is due as a result of this Section 5.1 and the terms of the agreements governing Senior Obligations, such payment obligation nevertheless shall accrue for the benefit of the Members and VBC shall make such payments at the first opportunity that such payments are permitted to be made in accordance with the terms of the Senior Obligations.

Section 5.2 Late Payments by VBC. The amount of all or any portion of any Tax Benefit Payment or Early Termination Payment not made to the Members when due under the terms of this Agreement, whether as a result of Section 5.1 and the terms of the Senior Obligations or otherwise, shall be payable together with Default Rate Interest, which shall accrue beginning on the Final Payment Date and be computed as provided in Section 3.1(b)(ix).

ARTICLE VI.
TAX MATTERS; CONSISTENCY; COOPERATION

Section 6.1 Participation in VBC's and the Company's Tax Matters. Except as otherwise provided herein, and except as provided in Article IX of the LLC Agreement, VBC shall have full responsibility for, and sole discretion over, all tax matters concerning VBC and the Company, including without limitation the preparation, filing or amending of any Tax Return and defending, contesting or settling any issue pertaining to taxes. Notwithstanding the foregoing, VBC shall notify the Members of, and keep them reasonably informed with respect

to, the portion of any tax audit of VBC or the Company, or any of the Company's Subsidiaries, the outcome of which is reasonably expected to materially affect the Tax Benefit Payments payable to such Members under this Agreement, and any Member holding directly and/or indirectly at least ten percent (10%) of the outstanding Units, provided that the Company has knowledge that such Member holds directly and/or indirectly at least ten percent (10%) of the outstanding Units (a "10% Member"), shall have the right to participate in and to monitor at their own expense (but, for the avoidance of doubt, not to control) any such portion of any such Tax audit; provided that VBC shall not settle or fail to contest any issue pertaining to Covered Taxes that is reasonably expected to materially adversely affect the Members' rights and obligations under this Agreement without the consent of each 10% Member, such consent not to be unreasonably withheld or delayed.

Section 6.2 Consistency. All calculations and determinations made hereunder, including, without limitation, any Basis Adjustments, the Schedules, and the determination of any Realized Tax Benefits or Realized Tax Detriments, shall be made in accordance with the elections, methodologies or positions taken by VBC and the Company on their respective Tax Returns. Each Member shall prepare its Tax Returns in a manner that is consistent with the terms of this Agreement, and any related calculations or determinations that are made hereunder, including, without limitation, the terms of Section 2.1 of this Agreement and the Schedules provided to the Members under this Agreement. In the event that an Advisory Firm is replaced with another Advisory Firm acceptable to the Audit Committee, such replacement Advisory Firm shall perform its services under this Agreement using procedures and methodologies consistent with the previous Advisory Firm, unless otherwise required by law or unless VBC and all of the Members agree to the use of other procedures and methodologies.

Section 6.3 Cooperation.

(a) Each Member shall (i) furnish to VBC in a timely manner such information, documents and other materials as VBC may reasonably request for purposes of making any determination or computation necessary or appropriate under this Agreement, preparing any Tax Return or contesting or defending any audit, examination or controversy with any Taxing Authority, (ii) make itself available to VBC and its representatives to provide explanations of documents and materials and such other information as VBC or its representatives may reasonably request in connection with any of the matters described in clause (i) above, and (iii) reasonably cooperate in connection with any such matter.

(b) VBC shall reimburse the Members for any reasonable and documented out-of-pocket costs and expenses incurred pursuant to Section 6.3(a).

ARTICLE VII.
MISCELLANEOUS

Section 7.1 Notices. All notices, requests, consents and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by courier service, by electronic mail (delivery receipt requested) or by certified or registered mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be as specified in a

notice given in accordance with this Section 7.1). All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the Party to receive such notice:

If to VBC, to:

VictoryBase Corporation

Physical address:
[redacted]

and

Mailing address:
[redacted]

E-mail: [redacted]

with a copy (which shall not constitute notice to VBC) to:

Cantey Hanger LLP
600 West 6th Street, Suite 300
Fort Worth, Texas 76102
Attn: Douglas W. Clayton, Esq.
E-mail: dclayton@canteyhanger.com

and

Hunton Andrews Kurth LLP
1445 Ross Ave, Suite 3700
Dallas, Texas 75202
Attn: Alexander McGeoch, Esq.
E-mail: amcgeoch@hunton.com

If to a Member, the address, facsimile number and e-mail address specified on such Member's signature page to this Agreement.

Any Party may change its address, fax number or e-mail address by giving each of the other Parties written notice thereof in the manner set forth above.

Section 7.2 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to

the other Parties, it being understood that all Parties need not sign the same counterpart. Delivery of an executed signature page to this Agreement by facsimile transmission shall be as effective as delivery of a manually signed counterpart of this Agreement.

Section 7.3 Entire Agreement; No Third Party Beneficiaries. This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. This Agreement shall be binding upon and inure solely to the benefit of each Party hereto and their respective successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 7.4 Governing Law. This Agreement shall be governed by, and construed in accordance with, the law of the State of Texas, without regard to the conflicts of laws principles thereof that would mandate the application of the laws of another jurisdiction.

Section 7.5 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 7.6 Assignments; Amendments; Successors; No Waiver.

(a) Assignment. No Member may assign, sell, pledge, or otherwise alienate or transfer any interest in this Agreement, including the right to receive any Tax Benefit Payments under this Agreement, to any Person without the prior written consent of VBC, which consent shall not be unreasonably withheld, conditioned, or delayed, and without such Person executing and delivering a Joinder agreeing to succeed to the applicable portion of such Member's interest in this Agreement and to become a Party for all purposes of this Agreement (the "Joinder Requirement"); provided, however, that to the extent any Member sells, exchanges, distributes, or otherwise transfers Units to any Person (other than VBC or the Company) in accordance with the terms of the LLC Agreement, the Members shall have the option to assign to the transferee of such Units its rights under this Agreement with respect to such transferred Units, provided that such transferee has satisfied the Joinder Requirement. For the avoidance of doubt, if a Member transfers Units in accordance with the terms of the LLC Agreement but does not assign to the transferee of such Units its rights under this Agreement with respect to such transferred Units, such Member shall continue to be entitled to receive the Tax Benefit Payments arising in respect of a subsequent Exchange of such Units. Notwithstanding anything to the contrary in this Agreement, VBRE may assign any portion of its interests in this Agreement, including the right to receive any Tax Benefit Payments, to any of its members, provided that each such transferee has satisfied the Joinder Requirement. VBC may not assign any of its rights or obligations under this Agreement to any

Person without Two-Thirds Member Approval (and any purported assignment without such consent shall be null and void).

(b) Amendments. No provision of this Agreement may be amended unless such amendment is approved in writing by VBC and made with Two-Thirds Member Approval. No provision of this Agreement may be waived unless such waiver is in writing and signed by the Party against whom the waiver is to be effective.

(c) Successors. All of the terms and provisions of this Agreement shall be binding upon, and shall inure to the benefit of and be enforceable by, the Parties hereto and their respective successors, assigns, heirs, executors, administrators and legal representatives. VBC shall require and cause any direct or indirect successor (whether by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of VBC, by written agreement, expressly to assume and agree to perform this Agreement in the same manner and to the same extent that VBC would be required to perform if no such succession had taken place.

(d) Waiver. No failure by any Party to insist upon the strict performance of any covenant, duty, agreement, or condition of this Agreement, or to exercise any right or remedy consequent upon a breach thereof, shall constitute a waiver of any such breach or any other covenant, duty, agreement, or condition.

Section 7.7 Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

Section 7.8 Resolution of Disputes.

(a) Except for Reconciliation Disputes subject to Section 7.9, any and all disputes which cannot be settled after substantial good-faith negotiation, including any ancillary claims of any Party, arising out of, relating to or in connection with the validity, negotiation, execution, interpretation, performance or non-performance of this Agreement (including the validity, scope and enforceability of this arbitration provision) (each a "Dispute") shall be finally resolved by arbitration in accordance with commercial arbitration rules of the American Arbitration Association by a panel of three arbitrators, of which VBC shall designate one arbitrator and the Members party to such Dispute shall designate one arbitrator in accordance with the "screened" appointment procedure provided in Resolution Rule 5.4. The arbitration shall be governed by the Federal Arbitration Act, 9 U.S.C. §§ 1 *et seq.*, and judgment upon the award rendered by the arbitrators may be entered by any court having jurisdiction thereof. The place of the arbitration shall be Dallas, Texas.

(b) Notwithstanding the provisions of paragraph (a), any Party may bring an action or special proceeding in any court of competent jurisdiction for the purpose of compelling another Party to arbitrate, seeking temporary or preliminary relief in aid of an arbitration hereunder, and/or enforcing an arbitration award and, for the purposes of this paragraph (b), each Party (i) expressly consents to the application of paragraph (c) of this Section 7.8 to any such action or proceeding, and (ii) agrees that proof shall not be required that monetary damages for breach of the provisions of this Agreement would be difficult to calculate and that remedies at law would be inadequate.

For the avoidance of doubt, this Section 7.8 shall not apply to Reconciliation Disputes to be settled in accordance with the procedures set forth in Section 7.9.

(c) Each Party hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the courts of the State of Texas sitting in Dallas, Texas, and of the U.S. District Court for the Northern District of Texas sitting in Dallas, Texas, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or for recognition or enforcement of any judgment, and each of the Parties hereto irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such Texas State court or, to the fullest extent permitted by applicable law, in such U.S. District Court. Each Party agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

(d) Each Party irrevocably and unconditionally waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement in any court referred to in Section 7.8(c). Each Party irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of any such suit, action or proceeding in any such court.

(e) Each Party irrevocably consents to service of process by means of notice in the manner provided for in Section 7.1. Nothing in this Agreement shall affect the right of any Party to serve process in any other manner permitted by law.

(f) WAIVER OF RIGHT TO TRIAL BY JURY. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY).

(g) Any dispute as to whether a dispute is a Reconciliation Dispute within the meaning of Section 7.9, or a Dispute within the meaning of this Section 7.8, shall be decided and resolved as a Dispute subject to the procedures set forth in this Section 7.8.

Section 7.9 Reconciliation. In the event that VBC and any Member are unable to resolve a disagreement with respect to a Schedule (other than an Early Termination Schedule) prepared in accordance with the procedures set forth in Section 2.4, or with respect to an Early Termination Schedule prepared in accordance with the procedures set forth in Section 4.2, within the relevant time period designated in this Agreement (a "Reconciliation Dispute"), the Reconciliation Dispute shall be submitted for determination to a nationally or regionally recognized expert (the "Expert") in the particular area of disagreement mutually acceptable to both Parties. The Expert shall be a partner or principal in a nationally or regionally recognized accounting firm, and unless VBC and such Member agree otherwise, the Expert shall not, and the firm that employs the Expert shall not, have any material relationship with VBC or such Member or other actual or potential conflict of interest. If the Parties are unable to agree on an Expert within fifteen (15) calendar days of receipt by the respondent(s) of written notice of a Reconciliation

Dispute, the selection of an Expert shall be treated as a Dispute subject to Section 7.8 and an arbitration panel shall pick an Expert from a nationally or regionally recognized accounting firm that does not have any material relationship with VBC or such Member or other actual or potential conflict of interest. The Expert shall resolve any matter relating to the Basis Schedule or an amendment thereto, or the Early Termination Schedule or an amendment thereto within thirty (30) calendar days and shall resolve any matter relating to a Tax Benefit Schedule or an amendment thereto within fifteen (15) calendar days or as soon thereafter as is reasonably practicable, in each case after the matter has been submitted to the Expert for resolution. Notwithstanding the preceding sentence, if the matter is not resolved before any payment that is the subject of a disagreement would be due (in the absence of such disagreement) or any Tax Return reflecting the subject of a disagreement is due, the undisputed amount shall be paid on the date prescribed by this Agreement and such Tax Return may be filed as prepared by VBC, subject to adjustment or amendment upon resolution. The costs and expenses relating to the engagement of such Expert or amending any Tax Return shall be borne by VBC except as provided in the next sentence. VBC and the Members shall bear their own costs and expenses of such proceeding, unless (i) the Expert adopts the Member's position, in which case VBC shall reimburse the Member for any reasonable and documented out-of-pocket costs and expenses in such proceeding, or (ii) the Expert adopts VBC's position, in which case the Member shall reimburse VBC for any reasonable and documented out-of-pocket costs and expenses in such proceeding. The Expert shall finally determine any Reconciliation Dispute and the determinations of the Expert pursuant to this Section 7.9 shall be binding on VBC and the Members and may be entered and enforced in any court having competent jurisdiction.

Section 7.10 Withholding. VBC shall be entitled to deduct and withhold from any payment that is payable to any Member pursuant to this Agreement such amounts as VBC is required to deduct and withhold with respect to the making of such payment under the Code or any provision of U.S. state, local or foreign tax law. To the extent that amounts are so withheld and paid over to the appropriate Taxing Authority by VBC, such withheld amounts shall be treated for all purposes of this Agreement as having been paid by VBC to the relevant Member. Each Member shall promptly provide VBC with any applicable tax forms and certifications reasonably requested by VBC in connection with determining whether any such deductions and withholdings are required under the Code or any provision of U.S. state, local or foreign tax law.

Section 7.11 Admission of VBC into a Consolidated Group; Transfers of Corporate Assets.

(a) If VBC is or becomes a member of an affiliated or consolidated group of corporations that files a consolidated income Tax Return pursuant to Section 1501 or other applicable Sections of the Code governing affiliated or consolidated groups, or any corresponding provisions of U.S. state or local law, then: (i) the provisions of this Agreement shall be applied with respect to the group as a whole; and (ii) Tax Benefit Payments, Early Termination Payments, and other applicable items hereunder shall be computed with reference to the consolidated taxable income of the group as a whole.

(b) If any entity that is obligated to make a Tax Benefit Payment or Early Termination Payment hereunder transfers one or more assets to a corporation (or a Person classified as a corporation for U.S. income tax purposes) with which such entity does not file a consolidated Tax

Return pursuant to Section 1501 of the Code, such entity, for purposes of calculating the amount of any Tax Benefit Payment or Early Termination Payment due hereunder, shall be treated as having disposed of such asset in a fully taxable transaction on the date of such contribution. The consideration deemed to be received by such entity shall be equal to the fair market value of the contributed asset. For purposes of this Section 7.11, a transfer of a partnership interest shall be treated as a transfer of the transferring partner's share of each of the assets and liabilities of that partnership.

Section 7.12 Confidentiality. Each Member and its assignees acknowledges and agrees that the information of VBC is confidential and, except in the course of performing any duties as necessary for VBC and its Affiliates, as required by law or legal process or to enforce the terms of this Agreement, such Person shall keep and retain in the strictest confidence and not disclose to any Person any confidential matters, acquired pursuant to this Agreement, of VBC and its Affiliates and successors, learned by any Member heretofore or hereafter. This Section 7.12 shall not apply to (i) any information that has been made publicly available by VBC or any of its Affiliates, becomes public knowledge (except as a result of an act of any Member in violation of this Agreement) or is generally known to the business community, (ii) the disclosure of information to the extent necessary for a Member to prosecute or defend claims arising under or relating to this Agreement, and (iii) the disclosure of information to the extent necessary for a Member to prepare and file its Tax Returns, to respond to any inquiries regarding the same from any Taxing Authority or to prosecute or defend any action, proceeding or audit by any Taxing Authority with respect to such Tax Returns. Notwithstanding anything to the contrary herein, the Members and each of their assignees (and each employee, representative or other agent of the Members or their assignees, as applicable) may disclose at their discretion to any and all Persons, without limitation of any kind, the tax treatment and tax structure of VBC, the Members and any of their transactions, and all materials of any kind (including tax opinions or other tax analyses) that are provided to the Members relating to such tax treatment and tax structure. If a Member or an assignee commits a breach, or threatens to commit a breach, of any of the provisions of this Section 7.12, VBC shall have the right and remedy to have the provisions of this Section 7.12 specifically enforced by injunctive relief or otherwise by any court of competent jurisdiction without the need to post any bond or other security, it being acknowledged and agreed that any such breach or threatened breach shall cause irreparable injury to VBC or any of its Subsidiaries and that money damages alone shall not provide an adequate remedy to such Persons. Such rights and remedies shall be in addition to, and not in lieu of, any other rights and remedies available at law or in equity.

Section 7.13 Change in Law. Notwithstanding anything herein to the contrary, if, in connection with an actual or proposed change in law, a Member reasonably believes that the existence of this Agreement could cause income (other than income arising from receipt of a payment under this Agreement) recognized by such Member (or direct or indirect equity holders in such Member) in connection with any Exchange to be treated as ordinary income rather than capital gain (or otherwise taxed at ordinary income rates) for U.S. federal income tax purposes or would have other material adverse tax consequences to such Member or any direct or indirect owner of such Member, then at the written election of such Member in its sole discretion (in an instrument signed by such Member and delivered to VBC) and to the extent specified therein by such Member, this Agreement shall cease to have further effect and shall not apply to an Exchange occurring after a date specified by such Member, or may be amended by in a manner reasonably determined by such Member, provided that such amendment shall not result in an increase in any

payments owed by VBC under this Agreement at any time as compared to the amounts and times of payments that would have been due in the absence of such amendment.

Section 7.14 Interest Rate Limitation. Notwithstanding anything to the contrary contained herein, the interest paid or agreed to be paid hereunder with respect to amounts due to any Member hereunder shall not exceed the maximum rate of non-usurious interest permitted by applicable Law (the "Maximum Rate"). If any Member shall receive interest in an amount that exceeds the Maximum Rate, the excess interest shall be applied to the Tax Benefit Payment or Early Termination Payment, as applicable (but in each case exclusive of any component thereof comprising interest) or, if it exceeds such unpaid non-interest amount, refunded to VBC. In determining whether the interest contracted for, charged, or received by any Member exceeds the Maximum Rate, such Member may, to the extent permitted by applicable Law, (a) characterize any payment that is not principal as an expense, fee, or premium rather than interest, (b) exclude voluntary prepayments and the effects thereof, and (c) amortize, prorate, allocate, and spread in equal or unequal parts the total amount of interest throughout the contemplated term of the payment obligations owed by VBC to such Member hereunder. Notwithstanding the foregoing, it is the intention of the Parties to conform strictly to any applicable usury laws.

Section 7.15 Independent Nature of Rights and Obligations. The rights and obligations of each Member hereunder are several and not joint with the rights and obligations of any other Person. A Member shall not be responsible in any way for the performance of the obligations of any other Person hereunder, nor shall a Member have the right to enforce the rights or obligations of any other Person hereunder (other than VBC). The obligations of a Member hereunder are solely for the benefit of, and shall be enforceable solely by, VBC. Nothing contained herein or in any other agreement or document delivered at any closing, and no action taken by any Member pursuant hereto or thereto, shall be deemed to constitute the Members acting as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Members are in any way acting in concert or as a group with respect to such rights or obligations or the transactions contemplated hereby, and VBC acknowledges that the Members are not acting in concert or as a group and will not assert any such claim with respect to such rights or obligations or the transactions contemplated hereby.

[*Signature page follows.*]

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first written above.

VBC:

VICTORYBASE CORPORATION

By: /s/ Thomas Paquin
Thomas Paquin, President

COMPANY:

VICTORYBASE HOLDINGS LLC

By: VictoryBase Corporation,
its Manager

By: /s/ Thomas Paquin
Thomas Paquin, President

MEMBER:

VICTORYBASE RE, LLC

By: /s/ Thomas Paquin
Thomas Paquin, Manager

Address: [redacted]

Email address: [redacted]

Exhibit A

FORM OF JOINDER AGREEMENT

This JOINDER AGREEMENT, dated as of [_____], 20[__] (this "Joinder"), is delivered pursuant to that certain Tax Receivable Agreement, dated as of [_____], 202[__] (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the "Tax Receivable Agreement") by and among VictoryBase Corporation, a Delaware corporation ("VBC"), VictoryBase Holdings LLC, a Texas limited liability company (the "Company"), and each of the other Members from time to time party thereto. Capitalized terms used but not otherwise defined herein have the respective meanings set forth in the Tax Receivable Agreement.

1. Joinder to the Tax Receivable Agreement. The undersigned hereby represents and warrants to VBC that, as of the date hereof, the undersigned has been assigned an interest in the Tax Receivable Agreement from a Member.

2. Joinder to the Tax Receivable Agreement. Upon the execution of this Joinder by the undersigned and delivery hereof to VBC, the undersigned hereby is and hereafter will be a Member under the Tax Receivable Agreement and a Party thereto, with all the rights, privileges and responsibilities of a Member thereunder. The undersigned hereby agrees that it shall comply with and be fully bound by the terms of the Tax Receivable Agreement as if it had been a signatory thereto as of the date thereof.

3. Incorporation by Reference. All terms and conditions of the Tax Receivable Agreement are hereby incorporated by reference in this Joinder as if set forth herein in full.

4. Address. All notices under the Tax Receivable Agreement to the undersigned shall be direct to:

[Name]
[Address]
[City, State, Zip Code]
Attn:
E-mail:

[*Signature page follows.*]

IN WITNESS WHEREOF, the undersigned has duly executed and delivered this Joinder as of the day and year first above written.

[NAME OF NEW PARTY]

By: ___________________________

Name: _________________________

Title: __________________________

Acknowledged and agreed
as of the date first set forth above:

VICTORYBASE CORPORATION

By: ________________________________
Name: ______________________________
Title: _______________________________

MULTIFAMILY NOTE

US $9,361,000.00 June 2, 2023

FOR VALUE RECEIVED, the undersigned ("**Borrower**") promises to pay to the order of **WALKER & DUNLOP, LLC**, a Delaware limited liability company ("**Lender**"), the principal amount of **NINE MILLION THREE HUNDRED SIXTY-ONE THOUSAND AND 00/100 DOLLARS (US $9,361,000.00)** (the "**Mortgage Loan**"), together with interest thereon accruing at the Interest Rate on the unpaid principal balance from the date the Mortgage Loan proceeds are disbursed until fully paid in accordance with the terms hereof and of that certain Multifamily Loan and Security Agreement dated as of the date hereof, by and between Borrower and Lender (as the same may be amended, restated, replaced, supplemented or otherwise modified from time to time, the "**Loan Agreement**").

1. Defined Terms.

Capitalized terms used and not specifically defined in this Multifamily Note (this "**Note**") have the meanings given to such terms in the Loan Agreement.

2. Repayment.

Borrower agrees to pay the principal amount of the Mortgage Loan and interest on the principal amount of the Mortgage Loan from time to time outstanding at the Interest Rate or such other rate or rates and at the times specified in the Loan Agreement, together with all other amounts due to Lender under the Loan Documents. The outstanding balance of the Mortgage Loan and all accrued and unpaid interest thereon shall be due and payable on the Maturity Date, together with all other amounts due to Lender under the Loan Documents.

3. Security.

The Mortgage Loan evidenced by this Note, together with all other Indebtedness is secured by, among other things, the Security Instrument, the Loan Agreement and the other Loan Documents. All of the terms, covenants and conditions contained in the Loan Agreement, the Security Instrument and the other Loan Documents are hereby made part of this Note to the same extent and with the same force as if they were fully set forth herein. In the event of a conflict or inconsistency between the terms of this Note and the Loan Agreement, the terms and provisions of the Loan Agreement shall govern.

4. Acceleration.

In accordance with the Loan Agreement, if an Event of Default has occurred and is continuing, the entire unpaid principal balance of the Mortgage Loan, any accrued and unpaid interest, including interest accruing at the Default Rate, the Prepayment Premium (if applicable), and all other amounts payable under this Note, the Loan Agreement and any other Loan Document shall at once become due and payable, at the option of Lender, without any prior notice to

Borrower, unless applicable law requires otherwise (and in such case, after satisfactory notice has been given).

5. Personal Liability.

The provisions of Article 3 (Personal Liability) of the Loan Agreement are hereby incorporated by reference into this Note to the same extent and with the same force as if fully set forth herein.

6. Governing Law.

This Note shall be governed in accordance with the terms and provisions of Section 15.01 (Governing Law; Consent to Jurisdiction and Venue) of the Loan Agreement.

7. Waivers.

Presentment, demand for payment, notice of nonpayment and dishonor, protest and notice of protest, notice of acceleration, notice of intent to demand or accelerate payment or maturity, presentment for payment, notice of nonpayment, and grace and diligence in collecting the Indebtedness are waived by Borrower, for and on behalf of itself, Guarantor and Key Principal, and all endorsers and guarantors of this Note and all other third party obligors or others who may become liable for the payment of all or any part of the Indebtedness.

8. Commercial Purpose.

Borrower represents that the Indebtedness is being incurred by Borrower solely for the purpose of carrying on a business or commercial enterprise or activity, and not for agricultural, personal, family or household purposes.

9. Construction; Joint and Several (or Solidary, as applicable) Liability.

(a) Section 15.08 (Construction) of the Loan Agreement is hereby incorporated herein as if fully set forth in the body of this Note.

(b) If more than one Person executes this Note as Borrower, the obligations of each such Person executing this Note shall be joint and several (solidary instead for purposes of Louisiana law).

10. Notices.

All Notices required or permitted to be given by Lender to Borrower pursuant to this Note shall be given in accordance with Section 15.02 (Notice) of the Loan Agreement.

11. Time is of the Essence.

Borrower agrees that, with respect to each and every obligation and covenant contained in this Note, time is of the essence.

12. Loan Charges Savings Clause.

Borrower agrees to pay an effective rate of interest equal to the sum of the Interest Rate and any additional rate of interest resulting from any other charges of interest or in the nature of interest paid or to be paid in connection with the Mortgage Loan and any other fees or amounts to be paid by Borrower pursuant to any of the other Loan Documents. Neither this Note, the Loan Agreement nor any of the other Loan Documents shall be construed to create a contract for the use, forbearance or detention of money requiring payment of interest at a rate greater than the maximum interest rate permitted to be charged under applicable law. It is expressly stipulated and agreed to be the intent of Borrower and Lender at all times to comply with all applicable laws governing the maximum rate or amount of interest payable on the Indebtedness evidenced by this Note and the other Loan Documents. If any applicable law limiting the amount of interest or other charges permitted to be collected from Borrower is interpreted so that any interest or other charge or amount provided for in any Loan Document, whether considered separately or together with other charges or amounts provided for in any other Loan Document, or otherwise charged, taken, reserved or received in connection with the Mortgage Loan, or on acceleration of the maturity of the Mortgage Loan or as a result of any prepayment by Borrower or otherwise, violates that law, and Borrower is entitled to the benefit of that law, that interest or charge is hereby reduced to the extent necessary to eliminate any such violation. Amounts, if any, previously paid to Lender in excess of the permitted amounts shall be applied by Lender to reduce the unpaid principal balance of the Mortgage Loan without the payment of any prepayment premium (or, if the Mortgage Loan has been or would thereby be paid in full, shall be refunded to Borrower), and the provisions of the Loan Agreement and any other Loan Documents immediately shall be deemed reformed and the amounts thereafter collectible under the Loan Agreement and any other Loan Documents reduced, without the necessity of the execution of any new documents, so as to comply with any applicable law, but so as to permit the recovery of the fullest amount otherwise payable under the Loan Documents. For the purpose of determining whether any applicable law limiting the amount of interest or other charges permitted to be collected from Borrower has been violated, all Indebtedness that constitutes interest, as well as all other charges made in connection with the Indebtedness that constitute interest, and any amount paid or agreed to be paid to Lender for the use, forbearance or detention of the Indebtedness, shall be deemed to be allocated and spread ratably over the stated term of the Mortgage Loan. Unless otherwise required by applicable law, such allocation and spreading shall be effected in such a manner that the rate of interest so computed is uniform throughout the stated term of the Mortgage Loan.

13. WAIVER OF TRIAL BY JURY.

TO THE MAXIMUM EXTENT PERMITTED BY LAW, EACH OF BORROWER AND LENDER (A) AGREES NOT TO ELECT A TRIAL BY JURY WITH RESPECT TO ANY ISSUE ARISING OUT OF THIS NOTE OR THE RELATIONSHIP BETWEEN THE PARTIES AS LENDER AND BORROWER THAT IS TRIABLE OF RIGHT BY A JURY AND (B) WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO SUCH ISSUE TO THE EXTENT THAT ANY SUCH RIGHT EXISTS NOW OR IN THE FUTURE. THIS WAIVER OF RIGHT TO TRIAL BY JURY IS SEPARATELY GIVEN BY EACH PARTY, KNOWINGLY AND VOLUNTARILY WITH THE BENEFIT OF COMPETENT LEGAL COUNSEL.

14. Receipt of Loan Documents.

Borrower acknowledges receipt of a copy of each of the Loan Documents.

15. Incorporation of Schedules.

The schedules, if any, attached to this Note are incorporated fully into this Note by this reference and each constitutes a substantive part of this Note.

ATTACHED SCHEDULE. The following Schedule is attached to this Note:

☐	Schedule 1	Modifications to Note

[Remainder of Page Intentionally Blank]

IN WITNESS WHEREOF, Borrower has signed and delivered this Note under seal (where applicable) or has caused this Note to be signed and delivered under seal (where applicable) by its duly authorized representative. Where applicable law so provides, Borrower intends that this Note shall be deemed to be signed and delivered as a sealed instrument.

BORROWER:

VICTORYBASE SC1, LLC, a
Texas limited liability company

By:________________________(SEAL)
Name: Thomas Paquin
Title: Authorized Signatory

PAY TO THE ORDER OF FANNIE MAE

WITHOUT RECOURSE.

LENDER:

WALKER & DUNLOP, LLC, a
Delaware limited liability company

By: (SEAL)
Name: Natalie Hamilton Miller
Title: Vice President

Fannie Mae Commitment No.: 970119

EX1SA-6 MAT CTRCT 5 vb-253g2ex6z7.htm EXHIBIT 6.7

CONTRIBUTION AGREEMENT

This Contribution Agreement (this "Agreement") is made and entered into to be effective as of January 1, 2023 (the "Effective Date"), by and between VICTORYBASE HOLDINGS LLC, a Texas limited liability company ("VBH"), and VictoryBase RE, LLC, a Texas limited liability company ("VBRE").

Background:

A. VBRE is the sole member and sole manager of VictoryBase SC1, LLC, a Texas limited liability company ("SC1");

B. VBRE and VictoryBase Corporation, a Delaware corporation ("VBC"), represent all of the members of VBH;

C. VBH and VBRE and parties to the Master Control and Contribution Agreement, dated June 1, 2021 (the "Control Agreement"), among SC1, VBH and VBRE;

D. Pursuant to the Control Agreement, VBRE has granted VBH the option to require VBRE to contribute VBRE's 100% membership interests in SC1 (the "Contributed Interests") to VBH in exchange for VBH's issuance of Class A Units (as defined in the Limited Liability Company Agreement of VBH, dated December 9, 2020 (the "VBH LLC Agreement")) of membership interests of VBH (the "Option"); and

E. VBH desires exercise the Option, and VBRE desires to accept such exercise, in each case upon the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the premises and mutual covenants set forth in this Agreement, and such other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each of the parties hereto agrees as follows:

1. Option Exercise. Effective as of the Effective Date, and subject to the terms and conditions set forth in this Agreement, VBH hereby exercises the Option.

2. Contribution. Effective as of the Effective Date, and subject to the terms and conditions set forth in this Agreement, and as a result of VBH's exercise of the Option, VBRE hereby agrees to assign, transfer, convey, and deliver the Contributed Interests to VBH as contribution to the equity capital of VBH (the "Contribution"), and VBH hereby accepts the Contribution.

3. Issuance of VBH Interests. Effective as of the Effective Date, and subject to the terms and conditions set forth in this Agreement, in consideration for the Contribution, VBH hereby agrees to issue to VBRE 715,065 Class A Units (the "Issued Units") (the "Issuance").

4. Conveyance Documents. Contemporaneously with the execution and delivery of this Agreement, in order to effectuate the Contribution and the Issuance, (i) VBH and VBC, in their capacities as the members of VBH, will execute and deliver the Amendment to Limited Liability Company Agreement of VBH in substantially the form set forth on Exhibit A attached hereto (the "Amendment of LLC Agreement of VBH"), and (ii) VBRE and VBH will execute and deliver the Assignment of Membership Interests and Amendment to Limited Liability Company Agreement of SC1 in substantially the form set forth on Exhibit B attached hereto (the "Assignment and Amendment of LLC Agreement of SC1"). The Assignment and Amendment of LLC Agreement of SC1 will also change the sole manager of SC1 from VBRE to VBH.

5. **Valuation; Conflict with Control Agreement.** The parties acknowledge and agree that (i) the number of Issued Units issuable under Section 3 of this Agreement is based upon the formula established in Section 2 of the Control Agreement, and (ii) the valuation of each variable contributing to such formula is set forth on Exhibit C attached hereto. The parties further acknowledge and agree that (1) the valuations set forth on Exhibit C attached hereto represent fair and reasonable estimates of the actual value of each item identified on Exhibit C attached hereto, and (2) the calculations set forth on Exhibit C attached hereto correctly implement the formula required by Section 2 of the Control Agreement. To the extent there is any conflict between the terms and conditions of the Control Agreement, including without limitation the calculations set forth in Section 2 thereof, and the terms and conditions of this Agreement, including without limitation the calculations set forth on Exhibit C attached hereto, this Agreement will control for all purposes.

6. **Closing of Books; Distributions Effective Pre-Closing**. The parties acknowledge and agree as follows:

(a) SC1 has committed to distribute (and/or will distribute promptly upon determination of the amount of the Net Working Capital (as defined below)) to VBRE (as SC1's sole member immediately prior to the transactions contemplated by this Agreement) an amount equal to the amount of SC1's Net Working Capital as of the Effective Date. As used in this Agreement, "Net Working Capital" shall mean the difference of (i) SC1's current assets, such as cash, cash equivalents, accounts receivable, etc., minus (ii) SC1's current liabilities, such as accounts payable and debts. Any rents, utilities, prepaid items, and other applicable items with respect to SC1's working capital will be prorated as of the Effective Date. If Net Working Capital is a positive number, VBH shall cause SC1 to pay to VBRE an amount equal to the Net Working Capital. If the Estimated Working Capital Adjustment is a negative number, VBRE shall contribute to SC1 an amount equal to the Net Working Capital. The parties acknowledge and agree that the obligation to make the payments required by this Section 6(a) arose immediately prior to the Effective Date, even if actual payment from SC1 to VBRE (or from VBRE to SC1) occurs after the Effective Date.

(b) SC1 has committed to distribute to VBRE, effective on or before the Effective Date, any and all personal property of SC1, including without limitation any intangible assets, including without limitation any marketing material, rights to services, including without limitation security systems, and App technology.

(c) As a result of the distributions described in Sections 6(a) and 6(b) above, the only assets to be held by SC1 as of the Contribution on the Effective Date will be (i) real property, and (ii) an amount of current assets necessary to make SC1's Net Working Capital equal to zero.

7. **Termination of Control Agreement.** In accordance with Section 4 of the Control Agreement, the Control Agreement is hereby terminated as of the Effective Date.

8. **Representations and Warranties**. Each party hereto represents and warrants to the other that (i) it has full power and authority to execute and deliver this Agreement, (ii) the execution and delivery of this Agreement and the performance by it of its obligations hereunder have been authorized by all necessary action of such party, (iii) this Agreement has been duly and validly executed and delivered and constitutes a legal, valid and binding obligation of such party, and (iv) this Agreement is enforceable against such party in accordance with its terms.

9. **Entire Agreement**. This Agreement and each of the instruments referenced in Section 4 of this Agreement constitute the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and arrangements both oral and written among the parties with respect to such subject matter. The Agreement may not be amended or modified by any manner, except by a written instrument executed by each of the parties hereto.

10. **Headings**. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of any or all of the provisions hereof.

11. **Counterparts.** This Agreement may be executed in any number of counterparts and by separate counterparts, each of which shall be deemed to constitute an original and all of which shall be deemed to constitute the one and the same instrument. Execution of a facsimile or scanned copy will have the same force and effect as execution of an original, and a facsimile or scanned signature will be deemed an original and valid signature.

12. **Governing Law; Venue**. **THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS APPLICABLE TO CONTRACTS MADE AND TO BE PERFORMED WHOLLY WITHIN THAT STATE. ANY DISPUTE WHICH MAY ARISE BETWEEN THE PARTIES HERETO ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT SHALL BE ADJUDICATED BEFORE ANY UNITED STATES OR STATE COURT LOCATED IN TARRANT COUNTY, TEXAS, AND THEY HEREBY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF TEXAS AND OF THE FEDERAL COURTS IN TARRANT COUNTY, TEXAS WITH RESPECT TO ANY ACTION OR LEGAL PROCEEDING COMMENCED BY ANY PARTY, AND IRREVOCABLY WAIVE ANY OBJECTION THEY NOW OR HEREAFTER MAY HAVE RESPECTING THE VENUE OF ANY SUCH ACTION OR PROCEEDING BROUGHT IN SUCH COURT OR RESPECTING THE FACT THAT SUCH COURT IS AN INCONVENIENT FORUM, RELATING TO OR ARISING OUT OF THIS AGREEMENT OR ANY ACTS OR OMISSIONS RELATING TO THE TRANSACTIONS CONTEMPLATED HEREBY.**

13. **Binding Effect**. This Agreement shall be binding upon and inure to the benefit of the parties hereto and to their respective successors and assigns.

14. **Expenses.** All fees and expenses (including all fees of counsel, actuaries, and accountants) incurred by any party in connection with the negotiation and execution of this Agreement shall be borne by such party.

15. **Further Assurances.** From time to time, at the request of either party and without further consideration, each party, at its own expense, will execute and deliver such other documents, and take such other action, as may be reasonably requested by either party to this agreement in order to consummate more effectively the transactions contemplated hereby.

16. **Legal Representation.** Each of the parties hereto acknowledge and agree that this Agreement and other documents prepared in connection with the transactions contemplated by this Agreement (collectively, the "Transaction Documents") have been prepared by Cantey Hanger LLP (the "Law Firm") on behalf of VictoryBase Corporation, a Delaware corporation ("VBC"), a member of VBH, and not on behalf of any of the parties hereto or any other party. There is an inherent conflict of interest among the parties to this Agreement because this Agreement and the other Transaction Documents establish the rights and obligations of each of the parties to such Transaction Documents. Due to such potential conflicts of interest, the Law Firm has advised, and hereby advises each of the parties that it would be in their best interest to retain the services of their own independent legal counsel to review this document. Notwithstanding the fact that the Law Firm has prepared this Agreement and the Transaction Documents and has provided legal advice to VBC in preparation of this Agreement and in related matters, the parties hereby waive any potential conflict of interest that may arise as a result of the above actions by the Law Firm, whether or not one or more of the parties to this Agreement may have consulted with separate legal counsel concerning this Agreement. THEREFORE, TO THE EXTENT ANY PARTY EXECUTES THIS AGREEMENT OR ANY OTHER TRANSACTION DOCUMENT, SUCH PARTY DOES SO EITHER (I) FOLLOWING THE RECEIPT OF SUCH PARTY'S OWN INDEPENDENT LEGAL ADVICE, OR (II) WITH KNOWLEDGE THAT SUCH PARTY VOLUNTARILY WAIVED THE RIGHT AND OPPORTUNITY TO RECEIVE INDEPENDENT LEGAL ADVICE PRIOR TO EXECUTING THIS AGREEMENT OR SUCH OTHER TRANSACTION DOCUMENTS.

[*Signature page follows.*]

IN WITNESS WHEREOF, the parties have executed this Agreement to be effective as of the date first written above.

VBH:

VICTORYBASE HOLDINGS LLC

By: VictoryBase Corporation,
its Manager

By: /s/ Thomas Paquin
Thomas Paquin, President

VBRE:

VICTORYBASE RE, LLC

By: /s/ Thomas Paquin
Thomas Paquin, President

Exhibit A

Amendment of LLC Agreement of VBH

Exhibit B

Assignment and Amendment of LLC Agreement of SC1

Exhibit C

Calculation of Number of Class A Units Issuable to VBRE

X = A * (B - C - D) / E

Where:

Item	Description	Amount
X	number of new Class A Units issuable to VBRE upon the Contribution	715,065
A	total number of Units (Class A Units and Class B Units (as defined in the VBH LLC Agreement)) of VBH issued and outstanding immediately prior to the Contribution	2
B	fair market value of the Contributed Interests immediately prior to the Contribution	$15,000,000
C	the amount of any return of capital (cash) returned to VBRE by VBH in connection with the Contribution	$0
D	any indebtedness of SC1 or VBRE or other liability, in each case solely to the extent (i) assumed by VBH in connection with the Contribution, and (ii) not already considered in determining the fair market value of the Contributed Interests under Item "B" above	$7,849,351
E	fair market value of 100% of the membership interests of VBH immediately prior to the Contribution	$20.00

X = 2 * ($15,000,000 – $7,849,351 – 0) / 20 = 715,065 Class A Units

LIMITED LIABILITY COMPANY AGREEMENT

of Wefunder SPV, LLC

THIS LIMITED LIABILITY COMPANY AGREEMENT, dated as of March 15, 2021, is entered into by and among (i) Wefunder Admin, LLC, a Delaware limited liability company, as manager of the Company (the "*Manager*") and with respect to one or more Series (as defined below), including the Series the terms of which are set forth in Exhibit A, and (ii) Wefunder, Inc., a Delaware corporation, as the initial Member (the "*Initial Member*") of the Series the terms of which are set forth in Exhibit A, together with any other Persons who become Members in the Company associated with any Series or the Company generally as provided herein.

WHEREAS, the parties hereto have determined to establish and designate separate series of limited liability company interests and related assets and liabilities of the Company in accordance with Section 18-215 of the Delaware Act;

NOW, THEREFORE, in consideration of the covenants, conditions and agreementscontained herein, the parties hereto do hereby agree as follows:

ARTICLE I: DEFINITIONS

Section 1.1 *Definitions.*

The following definitions shall be for all purposes, unless otherwise clearly indicated tothe contrary, applied to the terms used in this Agreement.

"*Adjusted Capital Account*" means the Capital Account maintained for a Member with respect to a Series, (i) increased by any amounts that such Member is obligated to restore or is treated as obligated to restore under Treasury Regulation Sections 1.704-1(b)(2)(ii)(c), 1.704-2(g)(1) and 1.704-2(i)(5) and (ii) decreased by any amounts described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6) with respect to such Member.

"*Affiliate*" means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with the Person in question. As used herein, the term "control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

"*Agreed Value*" of property contributed by a Member to the Company with respect to a Series means the fair market value of such property or other consideration at the time of contribution as reasonably determined by the Manager. The Manager shall use such method as it determines to be appropriate to allocate the aggregate Agreed

Value of properties contributed by a Member to the Company with respect to a Series in a single or integrated transaction amongeach separate property on a basis proportional to the fair market value of each contributed property.

"*Agreement*" means this Limited Liability Company Agreement of Wefunder SPV, LLC, including all exhibits hereto, as it may be amended, supplemented or restated from time to time.

"*Book Value*" means, with respect to any property associated with a Series, such property's adjusted basis for U.S. federal income tax purposes, except as follows:

(a) the initial Book Value of any property contributed by a Member to the Companywith respect to a Series shall be the Agreed Value of such property;

(b) the Book Values of all properties of a Series shall be adjusted to equal their respective fair market values as determined by the Manager in connection with (i) the acquisition of an interest in such Series by any new or existing Member in exchange for more than a *de minimis* capital contribution, (ii) the distribution to a Member of more than a *de minimis* amount of property of a Series as consideration for an interest in such Series, (iii) the grant of an interest in such Series (other than a *de minimis* interest) as consideration for the provision of services to or for the benefit of such Series by an existing Member acting in a Member capacity, or by a newMember acting in a Member capacity or in anticipation of becoming a Member, (iv) the liquidation of the Company or any Series within the meaning of Treasury Regulation Section 1.704-1(b)(2)(ii)(g)(1) (other than pursuant to Section 708(b)(1)(B) of the Code), or (v) any other event to the extent determined by the Manager to be necessary to properly reflectBook Values in accordance with the standards set forth in Treasury Regulation Section 1.704-1(b)(2)(iv)(q);

(c) the Book Value of any property of a Series distributed to a Member shall be the fair market value of such property as reasonably determined by the Manager; and

(d) the Book Values of all properties of a Series shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such property pursuant to Code Section 734(b) orCode Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts attributable to such Series pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m) and clause (f) of the definition of Profits and Losses or Section 6.1(b)(vii); *provided, however,* Book Value shall not be adjusted pursuant to this clause (d) to the extent the Manager reasonably determines that an adjustment pursuant to clause (b) hereof is necessary or appropriate in connection with the transaction that would otherwiseresult in an adjustment pursuant to this clause (d). If the Book Value of any property has been determined or adjusted pursuant to clauses (b) or (d) hereof, such Book Value shall thereafter be adjusted by the Depreciation taken into account with respect to such property for purposes of computing Profits and Losses and otheritems allocated pursuant to Article VI.

"*Business Day*" means Monday through Friday of each week, except that a legal holidayrecognized as such by the government of the United States of America or the State of Californiashall not be regarded as a Business Day.

"*Capital Account*" means the capital account maintained for a Member with respect to a Series pursuant to Section 5.2.

"*Capital Contribution*" means, with respect to any Member, the amount of money and the Net Agreed Value of any property contributed by such Member to the Company with respect to a Series. Any reference in this Agreement to the Capital Contribution of a Member shall include its pro rata share of any Capital Contribution of its predecessors in interest.

"*Certificate of Formation*" means the Certificate of Formation of the Company filed with the Secretary of State of the State of Delaware on even date herewith as referenced in
Section 2.1, as such Certificate of Formation may be amended, supplemented or restated fromtime to time.

"*Claims*" has the meaning assigned to such term in Section 7.5(a).

"*Code*" means the U.S. Internal Revenue Code of 1986, as amended from time to time. All references herein to sections of the Code shall include any corresponding provision orprovisions of succeeding law.

"*Commission*" means the U.S. Securities and Exchange Commission.

"*Company*" means Wefunder SPV, LLC, a Delaware limited liability company, formed on even date herewith pursuant to the Delaware Act upon the filing of the Certificate of Formationin the office of the Secretary of State of the State of Delaware and the entry into of this Agreement.

"*Company generally*" means, with respect to the Company, the "limited liability company generally" as such phrase is used in Section 18-215 of the Delaware Act.

"*Company Interest*" means a limited liability company interest (within the meaning of theDelaware Act) in the Company generally, together with all of the rights, powers and preferences associated therewith hereunder, including the obligation to comply with the terms hereof.

"*Damages*" has the meaning assigned to such term in Section 7.5(a).

"*Delaware Act*" means the Delaware Limited Liability Company Act, 6 Del C. Section 18-101, *et seq.*, as amended, supplemented or restated from time to time, and any successor to such statute.

"*Depreciation*" means, for each taxable year, an amount equal to the depreciation, amortization or other cost recovery deduction allowable for U.S. federal

income tax purposes with respect to property for such taxable year, except that with respect to any property the Book Value of which differs from its adjusted tax basis for U.S. federal income tax purposes,

Depreciation for such taxable year shall be the amount of book basis recovered for such taxableyear under the rules prescribed by Treasury Regulation Section 1.704-3(d)(2).

"*Economic Risk of Loss*" has the meaning assigned to such term in Treasury RegulationSection 1.752-2(a).

"*Entity*" means a corporation, firm, limited liability company, partnership (general or limited), joint venture, trust, business trust, unincorporated organization, cooperative, associationor other legal entity.

"*Indebtedness*" means (a) debt for money borrowed and similar monetary obligations evidenced by bonds (excluding surety and performance bonds), notes, debentures or other similarinstruments, (b) reimbursement obligations with respect to letters of credit and (c) guaranties, endorsements and other contingent obligations whether direct or indirect in respect of liabilities of others of any of the types described in clauses (a) and (b) above (other than endorsements for collection or deposit in the ordinary course of business). For the avoidance of doubt, the term "Indebtedness" excludes trade accounts payable in the ordinary course of business.

"*Indemnified Series*" has the meaning assigned to such term in Section 7.6.

"*Indemnifying Series*" has the meaning assigned to such term in Section 7.6.

"*Indemnitee*" means, with respect to a Series, (a) any Person who is or was a Manager of such Series or a Manager of the Company generally, (b) any Person who is or was a delegate ofany such Manager (including without limitation pursuant to Section 7.2 of this Agreement), (c) any Person who is or was an Affiliate of any such Manager or delegate, and (d) any Person who is or was a member, Member, director, officer, employee, fiduciary or trustee of any of the foregoing.

"*Initial Member*" means Wefunder, Inc.

"*Interest*" means a Company Interest or a Series Interest, as the context may require.

"*Liability*" means any debt, liability, expense or other obligation.

"*Liquidation Date*" means (a) in the case of an event giving rise to the dissolution of theCompany or termination of a Series of the type described in Sections 11.1(a)(iv), 11.1(a)(v) or 11.2(a)(iv), the date on which the applicable time period during which the Members have the right to elect to continue the business of the Company or Series, as applicable, has expired without such an election being made and (b) in the case

of any other event giving rise to the dissolution of the Company or termination of a Series, the date on which such event occurs.

"*Manager*" means Wefunder Admin, LLC, in its capacity as manager (within the meaning of the Delaware Act) of the Company, and any successor in interest, and, with respect to a Series, the related Series Manager.

"*Majority in Interest*" means, with respect to a Series, one or more Members of such Series holding Interests in such Series that in the aggregate exceed fifty percent (50%) of all Percentage Interests owned by Members of such Series.

"*Member*" means any Member of any Series or of the Company generally, as the context may require.

"*Member Nonrecourse Debt*" has the meaning assigned to the term "partner nonrecourse debt" in Treasury Regulation Section 1.704-2(b)(4).

"*Member Nonrecourse Debt Minimum Gain*" has the meaning assigned to "partnernonrecourse debt minimum gain in Treasury Regulation Section 1.704-2(i)(2).

"*Member Nonrecourse Deductions*" has the meaning assigned to "partner nonrecourse deductions" in Treasury Regulation Section 1.704-2(i)(1).

"*Members*" means: (i) with respect to the Company, each Member of each Series; and (ii)with respect to a Series, the related Series Manager (or Series Managers) and the related Series Members.

"*Minimum Gain*" has the meaning assigned to the term "partnership minimum gain" in Treasury Regulation Section 1.704-2(d).

"*Net Agreed Value*" means, (a) in the case of any property contributed by a Member to the Company with respect to a Series, the Agreed Value of such property reduced by any liabilities either assumed by such Series upon such contribution or to which such property is subject when contributed and (b) in the case of any property of a Series distributed to a Member, the Book Value of such property at the time such property is distributed, reduced by any indebtedness either assumed by such Member upon such distribution or to which such property issubject at the time of distribution, in either case, as determined under Section 752 of the Code.

"*Nonrecourse Deductions*" has the meaning assigned to such term in Treasury RegulationSection 1.704-2(b).

"*Percentage Interest*" means, with respect to any Member of a Series, the percentage of the Series Interests of the applicable Series held by such Member relative to the total outstanding Series Interests of such Series. The Percentage Interest of each Member with respect to each Series will be recorded in the books and records of the Manager and available for inspection by a Member upon reasonable request. Unless otherwise determined by the Manager of the relevant Series, the Percentage Interests of

the Members of any Series shall be adjusted as follows immediately following (i) the admission of any Person as a new Member of such Series or (ii) any Capital Contribution to such Series that is not Pro Rata among the Members of such Series, to reflect the quotient, expressed as a percentage, obtained by dividing (A) such Member's Capital Account balance with respect to such Series by (B) the sum of all Members 'Capital Account balances with respect to such Series, in each case, taking into account any prior adjustments pursuant to clause (a) of this definition. Upon the adjustment of the Percentage Interests in the manner set forth in this definition, the books and records of the Manager will be updated to reflect such adjusted Percentage Interests. The Percentage Interest of any Member of the Company generally shall at all times be zero.

"*Permitted Transferee*" means, with respect to any Person, an Affiliate of such Person; provided that the term "Permitted Transferee" shall not include any Affiliate that, at the date of determination, such Person or any of its Affiliates intends or expects to sell, assign, exchange orotherwise cease to own or control.

"*Person*" means an individual, Entity or government agency or political subdivisionthereof.

"*Pro Rata*" means apportioned among all Members of a particular Series in accordance with their relative Percentage Interests in such Series.

"*Profits*" or "*Losses*" means, for each taxable year with respect to any Series, an amount equal to such Series' taxable income or loss for such taxable year, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments (without duplication):

(a) any income of such Series that is exempt from U.S. federal income tax and nototherwise taken into account in computing Profits and Losses pursuant to this definition of "Profits" and "Losses" shall be added to such taxable income or loss;

(b) any expenditures of such Series described in Code Section 705(a)(2)(B) or treatedas Code Section 705(a)(2)(B) expenditures pursuant to Treasury Regulation Section 1.704- 1(b)(2)(iv)(i) and not otherwise taken into account in computing Profits or Losses pursuant to this definition of "Profits" and "Losses" shall be subtracted from such taxable income or loss;

(c) in the event the Book Value of any asset is adjusted pursuant to clause (b) or clause (c) of the definition of Book Value, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the Book Value of the asset) or an item of loss (if the adjustment decreases the Book Value of the asset) from the disposition of such asset and shall be taken into account for purposes of computing Profits or Losses;

(d) gain or loss resulting from any disposition of property with respect to which gainor loss is recognized for U.S. federal income tax purposes shall be computed by reference to theBook Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Book Value;

(e) in lieu of the depreciation, amortization and other cost recovery deductions takeninto account in computing such taxable income or loss, there shall be taken into account Depreciation for such taxable year;

(f) to the extent an adjustment to the adjusted tax basis of any asset pursuant to Code Section 734(b) is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Account balances for such Series as a result of a distribution other than in liquidation of a Member's Series Interest with respect to such Series, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases thebasis of the asset) or an item of loss (if the adjustment decreases such basis) from the dispositionof such asset and shall be taken into account for purposes of computing Profits or Losses; and

(g) any items that are allocated pursuant to Sections 6.1(b) and 6.1(c) shall be determined by applying rules analogous to those set forth in clauses (a) through (g) hereof butshall not be taken into account in computing Profits and Losses.

"*Proportionate Share of Shared Liabilities*" has the meaning assigned to such term in Section 3.5(c).

"*Quarter*" means, unless the context requires otherwise, a fiscal quarter of the Company.

"*Regulatory Allocations*" means the allocations set forth in Sections 6.1(b).

"*Securities Act*" means the Securities Act of 1933, as amended, supplemented or restatedfrom time to time and any successor to such statute.

"*Series*" means any series of the Company established pursuant to this Agreement, the terms of which are as set forth in this Agreement and in the applicable Series Appendix for that Series.

"*Series Appendix*" means an appendix to this Agreement (including without limitation Exhibit A), which may but need not be in the form attached to this Agreement as Exhibit B, and which sets forth the terms applicable to one or more Series, and the Series Manager and the Members of that Series or those Series. The terms of each Series Appendix shall be establishedby the Manager, and may be amended from time to time by any Series Manager for that Series, in its sole discretion, except to the extent provided by this Agreement and the relevant Series Appendix. Notwithstanding anything in this Agreement to the contrary, if the terms of a Series Appendix conflict with the terms of this Agreement, the terms of the Series Appendix shall prevail with respect to the applicable Series.

"*Series Interest*" means a limited liability company interest (within the meaning of theDelaware Act) in a Series, together with all of the rights, powers and preferences associated therewith hereunder, including the obligation to comply with the terms hereof.

"*Series Manager*" means, with respect to each Series, the manager or managers (within the meaning of the Delaware Act) of that Series, as appointed from time to time by the Manager. For the sake of clarity, the Manager may be a Series Manager for one or more Series. The Manager may, in its sole discretion, appoint, terminate, and replace any Series Manager at any time and for any reason without the vote of any Members or other Series Managers.

"*Series Members*" means, with respect to each Series, the Members of that Series.

"*Shared Asset*" means an asset used by the Company or the Manager on behalf of the Company for the benefit of more than one Series.

"*Subsidiary*" means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directlyor indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary of such Person is, at the date of determination, a general or limited partnerof such partnership, but only if more than 50% of the partnership interests of such partnership (considering all of the partnership interests of the partnership as a single class) is owned, directlyor indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person, or a combination thereof or (c) any other Person (other than a corporation or a partnership) in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

"*Transfer*" means, with respect to any Interest, a transaction by which the holder of an Interest assigns such Interest to another Person, and includes a sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, exchange or any other disposition by law or merger orotherwise.

Section 1.2 *Construction.*

Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns,pronouns and verbs shall include the plural and vice versa; (b) references to Articles and Sections refer to Articles and Sections of this Agreement; (c) the terms "include," "includes," "including" or words of like import shall be deemed to be followed by the words "without limitation"; and (d) the terms "hereof," "herein" or

"hereunder" refer to this Agreement as a whole and not to any particular provision of this Agreement. The headings contained in this Agreement are for reference purposes only, and shall not affect in any way the meaning or interpretation of this Agreement.

ARTICLE II: ORGANIZATION

Section 2.1 *Formation.*

The parties hereto hereby agree to form the Company as a limited liability company under the laws of the State of Delaware. Simultaneously with the execution of this Agreement, the Manager, as an authorized person (within the meaning of the Delaware Act) shall execute and cause to be filed the Certificate of Formation in accordance with the Delaware Act, which contains a notice of the limitation of liabilities of the Series in conformity with Section 18-215 ofthe Delaware Act. This Agreement shall be effective as of the date set forth in the introductory paragraph of this Agreement. Except as modified in this Agreement, the rights, duties (including fiduciary duties), liabilities and obligations of the Manager, Series Manager(s) and Members, and the administration, dissolution and termination of the Company or any Series shall be governed by the Delaware Act.

Section 2.2 *Name.*

The name of the Company shall be "Wefunder SPV, LLC." Subject to applicable law, the Company's business may be conducted under any other name or names as determined by the Manager, including the name of a Manager. Each Series 'business shall be conducted under the name of the Company on behalf of such Series, the name of such Series or, subject to applicable law, any other name or names as determined by a Series Manager for that Series, including the name of a Series Manager. The words "limited liability company," "LLC" or similar words or letters shall be included in the Company's or any Series 'name where necessary for the purpose of complying with the laws of any jurisdiction that so requires. Without the consent of any Member being required, the Manager may amend this Agreement and the Certificate of Formation to change the name of the Company and any Series at any time and from time to time.

Section 2.3 *Principal Office; Registered Office.*

(a) The principal office of the Company and each Series shall be at 996 Skyland Dr, Glenbrook, NV, or such other place as the Manager of the Company generally may from time to time designate. The Company and each Series may maintain offices at such other places as the Manager or a relevant Series Manager, as applicable,deems advisable.

(b) The address of the Company's registered office in the State of Delaware shall be 2711Centreville Road, Suite 400, Wilmington, Delaware 19808, and the Company's registered agent for service of process on the Company in the State of Delaware shall be Corporation Service Company. Without the consent of any Member being required, the Manager may amend this Agreement and the Certificate of Formation to change the

address of the Company's registered office or the Company's registered agent for service of process at any time and from time to time.

Section 2.4 *Purpose and Business.*

The purpose and nature of the business to be conducted by the Company and each Series shall be to engage in any lawful activity for which limited liability companies may be organizedunder the Delaware Act.

Section 2.5 *Powers.*

The Company and each Series shall be empowered to do any and all acts and things necessary or appropriate for the furtherance and accomplishment of the purposes and business described in Section 2.4 and for the protection and benefit of the Company or any Series.

Section 2.6 *Term.*

The term of the Company shall commence on the date hereof and shall continue in existence until the dissolution of the Company in accordance with the provisions of Article XI. The existence of the Company as a separate legal entity shall continue until the cancellation of the Certificate of Formation as provided in the Delaware Act. Each Series shall have a perpetual

existence until the earlier of the dissolution of the Company or the termination of such Series inaccordance with the provisions of Article XI.

Section 2.7 *Title to Assets.*

Subject to applicable law, record title to any or all of the assets of any Series may be heldin the name of the Company, such Series, the Manager or one or more of its nominees, or one ormore Series Managers or one or more of their respective nominees, as may be determined by theManager or, with respect to any Series, the related Series Manager. Each Manager hereby declares and warrants that the assets of any Series for which record title is held in the name of the Manager or one or more nominees shall be held in trust by the Manager or such nominee for the use and benefit of the applicable Series in accordance with the provisions of this Agreement.

ARTICLE III: ESTABLISHMENT AND DESIGNATION OF SERIES

Section 3.1 *Establishment and Designation of Series.*

(a) The Interests in the Company shall be divided into the Series provided for in Exhibit A to this Agreement, and such other Series as the Manager shall determine by its execution of a Series Appendix with respect each such Series. Each Series shall constitute a separate series of limited liability company interests in accordance with Section 18-215 of the Delaware Act, having separate rights, powers, duties and obligations as set forth herein and in each applicable Series Appendix, with each such

Series comprised of Interests, as set forth in Article V. Unless otherwise provided in a Series Appendix, a Series may have an unlimited number of related Interests.

(b) The Manager may from time to time and at any time establish one or more new or additional Series, with any terms it determines are appropriate for that Series (as reflected in the applicable Series Appendix), and the Manager and the relevant Series Manager may take any actions either of them determine are necessary or advisable in connection with establishing, offering Interests in, operating, maintaining, winding up, or otherwise relating to, any such Series. The Manager, or a Series Manager for a Series, may admit Members to a Series on such terms as that Manager determines and as set forth in the relevant Series Appendix.

(c) Each Series shall be separate and distinct from each other Series, and separate anddistinct records shall be maintained for each Series. The records maintained for each Series shall account for the assets and Liabilities associated with such Series separately from the assets and Liabilities associated with any other Series or the Company generally. Records maintained for a Series that reasonably identify its assets, including by specific listing, category, type, quantity, computational or allocation formula or procedure (including a percentage or share of any asset orassets) or by any other method where the identity of such assets is objectively determinable, will be deemed to account for the assets associated with such Series separately from the assets associated with any other Series. Without limiting the generality of the foregoing, the Series Appendices may constitute records as described in the preceding sentence. Except as may be expressly agreed to by a Series or by the Company generally, no Liability of a Series shall be a Liability of any other Series or the Company generally. To the fullest extent permitted by applicable law, except as may be expressly agreed to by a Series or the Company generally, all of the Liabilities incurred, contracted for or otherwise now or hereafter existing with respect to aparticular Series shall be enforceable against the assets of such Series only or the relevant SeriesManager, and not against the assets of any other Series, of any other Series Manager, of the Company generally, of the Manager, or of any Series Manager not associated with such Series, and, except as may be expressly agreed to by a Series or the Company generally, none of the Liabilities incurred, contracted for or otherwise existing with respect to any other Series shall be enforceable against the assets of such Series. The Certificate of Formation shall contain a noticeof the limitation of liabilities of the Series and of the Company generally in conformity with Section 18-215 of the Delaware Act.

(d) Each Series shall have the power and capacity to, in its own name, contract, holdtitle to assets (including real, personal and intangible property), grant liens and security interestsand sue and be sued.

Section 3.2 *Allocation Among Series.*

(a) The Company may acquire assets only to the extent that they are acquired by the Company with respect to one or more particular Series and not with respect to the Company generally. To the extent commercially feasible, all Liabilities contractually created or incurred oramended by any Series shall be made expressly non-recourse to (i)

the Company generally and any other Series and (ii) the Members of the Company generally or any Series (in their respective capacities as such).

(b) The Manager shall establish procedures designed to ensure that, to the extent commercially feasible, all contracts of a Series entered into or amended after the date hereof, (i) expressly acknowledge the separateness of the Company generally and each Series, (ii) notify the contract counterparty of the identity of the obligor or obligors thereunder (and if more than one obligor, the obligation of each obligor, which obligation may be joint and several or may be several depending on the facts and circumstances) and (iii) are properly executed and delivered by a duly authorized Person on behalf of the Company generally and/or such Series, as applicable.

(c) The Manager shall, in its sole and good faith discretion, determine the portion ofthe Liabilities associated with or arising from the use, ownership or operation of the Shared Assets to be designated as Liabilities of each Series.

ARTICLE IV: TRANSFER OF LIMITED LIABILITY COMPANY INTERESTS

Section 4.1 *Transfers Generally.*

(a) Transfers of Interests may be made only in strict compliance with all applicable terms of this Agreement, and any purported Transfer of Interests that does not so comply with allapplicable provisions of this Agreement shall, to the fullest extent permitted by law, be null and void and of no force or effect. No Manager shall be required to recognize or be bound by any such purported Transfer or effect any such purported Transfer on the transfer books of the

Company generally or any Series. The Members agree that the restrictions contained in this Article IV are fair and reasonable and in the best interests of the Company, each Series and theMembers.

(b) Notwithstanding anything herein to the contrary, no Transfer by a Member of all or any part of its Interest to another Person shall be permitted unless (i) the transferee agrees in writing to assume the rights and duties of such Member under this Agreement and to be bound by the provisions of this Agreement and (ii) such transferee shall be admitted to the Company asa Member with respect to the Company generally or a Series, as applicable, pursuant to
Section 4.1(c) immediately prior to the transferor ceasing to be a Member with respect to thetransferred portion of the Interest, and the business of the Company and each Series shall continue without dissolution or termination, respectively.

(c) To effect the admission of any Member to the Company generally or any Series, the Manager (with respect to the Company generally) or the Series Manager (with respect to the related Series) shall take all steps necessary or appropriate under the Delaware Act to amend the records of the Company and the applicable Series to reflect such admission and, if necessary, notwithstanding Sections 12.1 or 12.2, to prepare and

adopt as soon as practicable an amendmentto this Agreement. The transferee shall be admitted to the Company with respect to the Companygenerally or the applicable Series, as the case may be, as a Member upon satisfaction of the requirements of Section 4.1(b) and this Section 4.1(c), without the consent of any other Member being required.

(d) No Member shall have any right to withdraw from the Company or any Series; *provided, however*, that when a transferee of a Member's Interest is admitted to the Company orany Series in accordance with Section 4.1(c) with respect to the Interest so transferred, the transferring Member shall cease to be a Member with respect to the Interest so transferred.

Section 4.2 *General Restrictions on Transfers of Interests.*

(a) Notwithstanding the other provisions of this Article IV, no Transfer of any Interests shall be made if such Transfer would (i) violate the then applicable federal or state securities laws or rules and regulations of the Commission, any state securities commission or any other governmental authority with jurisdiction over such Transfer, (ii) unless permitted by the Manager, terminate the existence or qualification of the Company or any Series under the laws of the State of Delaware or (iii) unless permitted by the Manager, cause the Company or any Series to be treated as an association taxable as a corporation or otherwise to be taxed as anentity for U.S. federal income tax purposes (to the extent not already so treated or taxed).

(b) The Manager, and each Series Manager with respect to a Series for which it serves as Series Manager, may impose restrictions on or prohibit the Transfer of Interests for any reason or no reason, in its sole discretion. Without limiting the generality of the foregoing, each such Manager may impose restrictions on or prohibit the Transfer of Interests if it determines, inits sole discretion, that such restrictions are necessary to avoid a significant risk of adverse consequences to the Company or one or more Series, including without limitation to avoid a significant risk of the Company or any Series: (i) being required to register Interests under the Securities Act; (ii) being required to register a class of Interests under section 12 or section 15 of the Securities Exchange Act of 1934, as amended; (iii) becoming required to register as an investment company under the Investment Company Act of 1940, as amended; (iv) being deemed to be plan assets, within the meaning of the Employee Retirement Income Security Act of 1974, as amended; or (v) becoming taxable as a corporation or otherwise becoming taxable asan entity for U.S. federal income tax purposes. Notwithstanding anything to the contrary in this Agreement, the Manager may impose such restrictions by unilaterally amending this Agreementor an applicable Series Appendix.

(c) Unless otherwise provided in the applicable Series Appendix for a Series, any Series Member who proposes to Transfer any Interest in that Series must provide a written request to the relevant Series Manager identifying the portion of the Interest proposed to be transferred, the proposed purchaser or other recipient of the Interest, the consideration proposed to be paid for the Interest, and any other information requested by the Series Manager. The Series Manager shall use reasonable efforts to determine whether to permit or deny the proposedTransfer in no more than 10 Business

Days from the time the Series Manager determines, in its sole discretion, that it has received all information it requires to make that determination. All communications related to the proposed Transfer shall be made, to the extent practical, through the Wefunder.com website.

Section 4.3 *Specific Performance.*

Each Member acknowledges that it shall be inadequate or impossible, or both, to measure in money the damage to the Company, any Series or the Members, if any of them or any transferee or any legal representative of any party hereto fails to comply with any of the restrictions or obligations imposed by this Article IV, that every such restriction and obligation is material, and that in the event of any such failure, the Company, the Series and the Members shall not have an adequate remedy at law or in damages. Therefore, each Member consents to the issuance of an injunction or the enforcement of other equitable remedies against such Member atthe suit of an aggrieved party without the posting of any bond or other security, to compel specific performance of all of the terms of this Article IV and to prevent any transfer of Interests in contravention of any terms of this Article IV, and waives any defenses thereto, including the defenses of: (i) failure of consideration; (ii) breach of any other provision of this Agreement and
(iii) availability of relief in damages.

ARTICLE V: CAPITAL CONTRIBUTIONS; COMPANY INTERESTS; FUTURE CAPITAL REQUIREMENTS

Section 5.1 *Series Interests and Capital Contributions.*

(a) On the date hereof, the Initial Member is making the Capital Contribution identified on Exhibit A to the related Series in immediately available U.S. dollars, in return forthe Percentage Interest in that Series set forth opposite its name on Exhibit A. Upon its execution of this Agreement and the making of such Capital Contribution, the Initial Member shall be admitted as a Member of such Series.

(b) Upon the admission of a Member to a Series, the Transfer of an Interest, an additional Capital Contribution to a Series by an existing Member, or any other action or event that causes a change in the Members or Percentage Interests in a Series, the Manager or the Series Manager for that Series shall reflect the name and Percentage Interest of each such Member in the books and records of the Manager. The creation, amendment or termination of a Series Appendix shall not act as a termination of the Company or in any way affect the Companyin general (except as may be specifically provided in this Agreement) or any Series other than a Series to which that Series Appendix relates.

Section 5.2 *Capital Accounts.*

(a) A separate Capital Account shall be established and maintained for each Memberwith respect to each Series in accordance with the requirements of Treasury Regulation
Section 1.704-1(b)(2)(iv). A Member that owns an Interest in more than one Series shall have a separate Capital Account with respect to each such Series. The Capital Accounts with respect to any Series shall be maintained for each Member in accordance with the requirements of TreasuryRegulation Section 1.704-1(b)(2)(iv).

(b) Each Capital Account for each Member with respect to any Series shall be increased by (i) the amount of money contributed by that Member to the Company with respect to that Series, (ii) the Book Value of property contributed by that Member to the Company with respect to that Series (net of liabilities secured by such contributed property that the Company isconsidered to assume or take subject to under Section 752 of the Code), and (iii) allocations to that Member of Profits and any other items of income and gain attributable to that Series, and shall be decreased by (iv) the amount of money of that Series distributed to that Member, (v) theBook Value of property of that Series distributed to that Member (net of liabilities secured by such distributed property that such Member is considered to assume or take subject to under Section 752 of the Code), and (vi) allocations to that Member of Losses and any other items of loss and deduction attributable to that Series.

(c) The Members 'Capital Accounts shall also be maintained and adjusted as permitted by the provisions of Treasury Regulation § 1.704-1(b)(2)(iv)(f) and as required by theother provisions of Treasury Regulation §§ 1.704-1(b)(2)(iv) and 1.704-1(b)(4).

(d) Whenever the fair market value of property of a Series is required to be determined pursuant to this Section 5.2, the Manager shall establish the fair market value in itssole discretion.

(e) On a Transfer of all or part of a Member's Interest with respect to any Series, the transferor's Capital Account with respect to that Series shall carry over to the transferee Memberin accordance with the provisions of Treasury Regulation § 1.704-1(b)(2)(iv)(1).

ARTICLE VI: ALLOCATIONS AND DISTRIBUTIONS

Section 6.1 Allocations for Capital Account Purposes.

(a) *Allocations*.

(i) For purposes of maintaining the Capital Accounts pursuant to Section 5.2 and in determining the rights of the Members among themselves with respect to each Series, after making all of the allocations under Sections 6.1(b) and 6.1(c), Profits and Losses and itemsthereof with respect to a Series shall be allocated among the Members of that Series in each taxable year (or portion thereof) Pro Rata.

(ii) Notwithstanding Sections 6.1(a)(i), in the event of the dissolution andliquidation of the Company or the termination of a Series, allocations of Profit and Loss, anditems thereof in connection with the liquidation shall be made in accordance with Section 11.3(a). Losses and other items of deduction and loss specially allocated to a Member with respect to a Series shall not exceed the maximum amount of Losses and items of deduction and loss that can be allocated without causing such Member to have a deficit in its Adjusted Capital Account for such Series at the end of any taxable year or other period. In the event that some but not all of theMembers would have a deficit in their Adjusted Capital Accounts for such Series as a consequence of an allocation pursuant to this Section 6.1, the limitation set forth in the preceding sentence shall be applied on a Member by Member basis, and Losses or items of deduction and loss not allocable to any Member as a result of such limitation shall be allocated to the other Members of such Series in accordance with and to the extent of the relative positive balances in such Members 'Adjusted Capital Accounts attributable to such Series. Any excess Losses or other items of deduction and loss remaining shall be allocated, Pro Rata, to the Members of any other Series whose Adjusted Capital Accounts for such other Series have positive balances to theextent of such positive balances.

(b) *Special Allocations*. Notwithstanding any other provisions of this Section 6.1, thefollowing special allocations shall be made on a Series by Series basis in the following order foreach taxable period:

(i) Notwithstanding any other provision of this Section 6.1, if there is a net decrease in Minimum Gain attributable to a Series during any taxable year, each Member of suchSeries shall be allocated items of income and gain attributable to such Series for such year (and, if necessary, subsequent taxable years) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(f)(6), (g)(2) and (j)(2)(i). For purposes of this Section 6.1(b), each Member's Adjusted Capital Account balance for such Series shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1 with respect to such taxable year. This Section 6.1(b)(i) is intended to comply with the minimum gain chargeback requirement inTreasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(ii) Notwithstanding the other provisions of this Section 6.1 (other than Section 6.1(b)(i) above), if there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Series during any taxable year, any Member with a share of such Member Nonrecourse Debt Minimum Gain at the beginning of such taxable year shall be allocated items of income and gain attributable to such Series for such year (and, if necessary, subsequent taxable years) in the manner and amounts provided in Treasury Regulation Section 1.704-2(i)(4)and (j)(2)(ii). For purposes of this Section 6.1(b), each Member's Adjusted Capital Account balance shall be determined, and the allocation of income and gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1, other than Section 6.1(b)(i) above, with respect to such taxable year. This Section 6.1(b)(ii) is intended to comply with the partner nonrecourse debt minimum gain chargeback requirement in

Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(iii) Except as provided in Sections 6.1(b)(i) and 6.1(b)(ii) above, in the eventany Member unexpectedly receives an adjustment, allocation or distribution described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), (5) or (6) attributable to a Series, items of income and gain of such Series shall be allocated to such Member in an amount and manner sufficient to eliminate, to the extent required by such Treasury Regulation, the deficit balance, ifany, in its Adjusted Capital Account attributable to such Series created by such adjustment, allocation or distribution as quickly as possible unless such deficit balance is otherwise eliminated pursuant to Sections 6.1(b)(i), 6.1(b)(ii), 6.1(b)(iv) or 6.1(b)(v). This Section 6.1(b)(iii) is intended to constitute a qualified income offset described in TreasuryRegulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(iv) In the event any Member has a deficit balance in its Adjusted Capital Account attributable to a Series at the end of any taxable year, such Member shall be allocated items of gross income and gain of such Series in the amount of such excess as quickly as possible; *provided, however*, that an allocation pursuant to this Section 6.1(b)(iv) shall be made only if and to the extent that such Member would have a deficit balance in its Adjusted Capital Account for such Series after all other allocations provided in this Section 6.1(b) (other than Section 6.1(b)(iii)) have been tentatively made as if Section 6.1(b)(iii) and this Section 6.1(b)(iv) were not in this Agreement.

(v) Nonrecourse Deductions attributable to a Series for any taxable year shall be allocated to the Members of such Series in accordance with their Percentage Interests for suchSeries.

(vi) Member Nonrecourse Deductions with respect to a Member Nonrecourse Debt for any taxable year shall be allocated 100% to the Member that bears the Economic Risk of Loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulation Section 1.704-2(i). If more than one Member bears the Economic Risk of Loss with respect to a Member Nonrecourse Debt, Member Nonrecourse Deductions attributable thereto shall be allocated between or among such Members in accordance with the ratios in which they share such Economic Risk of Loss. This Section 6.1(b)(vi) is intended to comply with the provisions of Treasury Regulation Section 1.704-2(i) and shall be interpreted consistently therewith.

(vii) To the extent an adjustment to the adjusted tax basis of any asset pursuantto Code Sections 734(b) or 743(b) is required, pursuant to Treasury Regulation Section 1.704- 1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts as a result of a distribution in liquidation of a Member's Interest in a Series, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such item of gain or loss shall be allocated to the Members in a manner

consistent with the manner in which their CapitalAccounts are required to be adjusted pursuant to such provisions.

(c) *Curative Allocation*. The Regulatory Allocations are intended to comply with certain requirements of the Treasury Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations attributable to a Series shall be offset either with otherRegulatory Allocations attributable to such Series, or with special allocations of other items of income, gain, loss or deduction attributable to such Series pursuant to this Section 6.1(c). Therefore, notwithstanding any other provision of this Article VI (other than the Regulatory Allocations), but subject to the Code and the Treasury Regulations, the Manager of the applicable Series shall make such offsetting special allocations of income, gain, loss or deductionin whatever manner it determines appropriate so that, after such offsetting allocations are made, each Member's applicable Capital Account balance is, to the extent possible, equal to the balancesuch Member would have had if the Regulatory Allocations were not part of this Agreement. In exercising its discretion under this Section 6.1(c), the Manager of the applicable Series shall takeinto account future Regulatory Allocations that, although not yet made, are likely to offset other Regulatory Allocations previously made.

(d) *Income Tax Allocations*.

(i) Except as otherwise provided in this Section 6.1, each item of income,gain, loss and deduction of a Series shall be allocated among the Members of such Series for U.S. federal income tax purposes in the same manner as such items are allocated under Sections6.1(a), 6.1(b) and 6.1(c).

(ii) For U.S. federal income tax purposes, income, gain, loss and deduction with respect to property contributed to a Series by a Member or the Book Value of which is adjusted pursuant to clause (b) or (d) of the definition of Book Value shall be allocated among the Members of such Series in a manner that takes into account the variation between the adjusted tax basis of such property and its Book Value, as required by Section 704(c) of the Codeand Treasury Regulation Section 1.704-1(b)(4)(i), using the remedial allocation method permitted by Treasury Regulation Section 1.704-3(d).

(iii) All items of income, gain, loss, deduction and credit allocated to the Members in accordance with the provisions hereof and basis adjustments recognized by a Seriesfor U.S. federal income tax purposes shall be determined without regard to any election under Code Section 754 that may be made by the Series.

(iv) If any deductions for depreciation or cost recovery are recaptured as ordinary income upon the sale or other disposition of property of a Series, the ordinary income character of the gain from such sale or disposition shall be allocated among the Members of suchSeries in the same ratio as the deductions giving rise to such ordinary income character were allocated.

(e) If the Series Manager for a Series determines, in its sole discretion, that, for tax or regulatory reasons, any Member in that Series should not participate in the Profits or Losses, if any, attributable to any investment or type of investment, or to any other transaction, such Profits or Losses may be set forth in a separate memorandum account, in which event such Profits or Losses shall be allocated only to the Capital Accounts of the Members who the Series Managerdetermines may participate in such an investment, type of investment or transaction. Notwithstanding Section 6.2 of this Agreement: (i) no distributions of the net income and capital gains included in such Profits shall be made to any such non-participating Member, and (ii) all such income and gains shall be distributed to the participating Members in proportion to their Capital Account balances. Allocations of Profits or Losses, and any corresponding distributions, attributable to other Series investments, types of investment, or transactions shall be adjusted as necessary, as determined by the Series Manager in its sole discretion, to reflect the increased investment therein by each non-participating Member.

Section 6.2 *Distributions*.

(a) A Series Manager for a Series may at any time, in its sole discretion, cause theSeries to distribute Pro Rata to the Members of that Series any or all cash, securities or other property legally available for distribution.

(b) Notwithstanding Section 6.2(a), in the event of the dissolution and liquidation ofthe Company or the termination of a Series, all distributions shall be made in accordance with Section 11.3(a).

ARTICLE VII: MANAGEMENT AND OPERATION OF BUSINESS; MEMBERS

Section 7.1 *Management*.

(a) The Manager shall conduct, direct and manage all activities of the Company generally, and the Series Manager (or Series Managers) of a Series shall conduct, direct and manage all activities of that Series. All management powers over the business and affairs of theCompany generally shall be exclusively vested in the Manager, and no Member or other Manager shall have any management power over the business and affairs of (or authority to bind) the Company generally. Except as otherwise expressly provided in this Agreement, all management powers over the business and affairs of each Series shall be exclusively vested in the Series Manager (or Series Managers) for that Series, and no Member shall have any management power over the business and affairs of (or authority to bind) such Series.

(b) In addition to the powers now or hereafter granted a Manager of a limited liability company under applicable law or that are granted to the Manager under any other provision of this Agreement, each Manager shall have full power and authority to do all things and on such terms as it determines to be necessary or appropriate to conduct the business of the Company generally or the applicable Series, as the case may be, to

exercise all powers set forth in Section 2.5 and to effectuate the purposes set forth in Section 2.4, including (without limitation)the following:

(i) the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness and the incurring of any other obligations;

(ii) the making of regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets ofthe Company and each Series;

(iii) the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the applicable Series or the merger orother combination of the Company with or into another Person;

(iv) the use of the assets of the applicable Series (including cash on hand) for any purpose;

(v) the negotiation, execution and performance of any contracts, conveyances or other instruments on behalf of the Company generally or the applicable Series;

(vi) the distribution of cash, securities or any other property of the applicable Series;

(vii) the maintenance of separate or joint insurance policies for the benefit of the Company, any Series, any Members or any Indemnitees;

(viii) the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any further limited or general partnerships, joint ventures, corporations, limited liability companies or other relationships;

(ix) the control of any matters affecting the rights and obligations of the Company or the applicable Series, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

(x) the indemnification of any Person against liabilities and contingencies tothe extent permitted by law;

(xi) the purchase or any other acquisition, and the sale or any other disposition,of any security, loan or other financial instrument; the exercise of any voting, proxy, conversion, exercise or other rights or privileges with respect to any such security, loan or other financial instrument; the selection, hiring and termination of any Person

(including an Affiliate of any Manager) as an investment manager or investment adviser, custodian, accountant, administrator, auditor, broker, dealer, depository, or other service provider with respect to the Company generally or any Series or with respect to any such security, loan or other financial instrument, and the ability to take any other actions (or to take no action) with respect to any such security, loan or other financial instrument as the relevant Manager (or Managers) may decide in its (or their) sole discretion; and

(xii) any and all actions necessary, appropriate or convenient, in the sole discretion of the relevant Manager (or Managers), to establish, maintain, operate, offer Interests in, and otherwise conduct activities for or on behalf of the Company generally and any Series as a venture capital fund or any other private or public investment or similar vehicle.

Section 7.2 *Delegation.*

Notwithstanding any other provision of this Agreement to the contrary, and not by way oflimitation of any power granted to any Manager under this Agreement or the Delaware Act, the Manager on behalf of the Company generally, and any Series Manager (or Managers) for and on behalf of the relevant Series, may: (i) delegate any of its (or their) duties or powers to any Person, including any Affiliate; (ii) enter into any contract or other agreement the relevant Manager (or Managers) deem, in its (or their) sole discretion, to be necessary, appropriate or convenient to secure the services of any such Person; (iii) commit and use assets of the Companygenerally or the relevant Series (as applicable) to compensate and indemnify any such Person; and (iv) negotiate, renew, amend, terminate or take any other action with respect to any contract or other agreement described in clauses (ii) and (iii) of this Section 7.2.

Section 7.3 *Powers of Members.*

(a) No Member, in its capacity as such, shall participate in the operation, management or control (within the meaning of the Delaware Act) of the Company's or any Series' business, transact any business in the Company's or any Series' name or have the powerto sign documents for or otherwise bind the Company or any Series.

(b) Except as expressly required by applicable law or an applicable Series Appendix, no Member (in his, her or its capacity as Member) has any right or power to: (i) take any action on behalf of , or to direct or influence in any way the activities of, the Company generally, any Series, any Manager, or any Person to whom or which a Manager has delegated powers pursuantto Section 7.2 of this Agreement or otherwise; (ii) call, initiate or otherwise cause to be formed any meeting of Members or Members, except as expressly provided in Article XII of this Agreement; (iii) vote or otherwise take any action to remove, replace or appoint any Manager; or (iv)vote on any other matter related to the Company generally, any Series, or this Agreement, except as expressly provided in Article XII of this Agreement.

Section 7.4 *Compensation of Manager.*

Any Manager may be compensated in any manner for its services on behalf of a Series, as provided for in the Series Appendix for that Series. Any compensation paid or allocated to a Manager may take the form of cash, securities or other property, and may be paid, allocated or distributed to a Manager at any time as permitted or authorized in the relevant Series Appendix, regardless of whether Members receive any distribution or allocation at that time.

Section 7.5 *Indemnification.*

(a) To the fullest extent permitted by law but subject to the limitations expressly provided in this Agreement, each Series shall indemnify and hold harmless all of such Series'Indemnitees from and against any and all losses, claims, damages, liabilities, joint or several,

expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements orother amounts ("*Damages*") arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative ("*Claims*"), in which any such Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its management of the affairs of such Series or by reason of its status as an Indemnitee of such Series, that relates to or arises out of such Series, its property, its business or its affairs; *provided*, that the Indemnitee shall not be indemnified and held harmless if there has been a finaland non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Section 7.5, the Indemnitee acted in bad faith or engaged in fraud, willful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee's conduct was unlawful. Any indemnification pursuant to this Section 7.5 shall be made only out of the assets of the indemnifying Series, it being agreed that, except as provided in Section 11.7, no Member shallbe personally liable for such indemnification nor shall any Member have any obligation to contribute or loan any monies or property to such Series to enable it to effectuate such indemnification.

(b) To the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by an Indemnitee who is indemnified pursuant to Section 7.5(a) in defending any Claim shall, from time to time, be advanced by the indemnifying Series prior to a determination that the Indemnitee is not entitled to be indemnified upon receipt by such Series ofan undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined that the Indemnitee is not entitled to be indemnified as authorized in this Section 7.5.

(c) The indemnification provided by this Section 7.5 shall be in addition to any otherrights to which an Indemnitee may be entitled under any agreement, and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

(d) The Company or any Series may purchase and maintain insurance, or reimburse the Manager, its Series Manager (or Series Managers), as applicable, or any of their Affiliates, for the cost of insurance, on behalf of those Managers, their Affiliates

and such other Persons as the Manager or such Series Manager (or Managers), as applicable, shall determine, against any liability that may that may be incurred by, such Person in connection with the Company or such Series' activities, as applicable, or such Person's activities on behalf of the Company or such Series, as applicable and regardless of whether the Company or such Series would have the power to indemnify such Person against such liability under the provisions of this Agreement.

(e) In no event may an Indemnitee subject any Manager or Member to personal liability by reason of the indemnification provisions set forth in this Agreement.

(f) An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.5 solely because the Indemnitee had an interest in the transaction with respect to whichthe indemnification applies.

(g) The provisions of this Section 7.5 are for the benefit of the Indemnitees, their heirs, successors, assigns and administrators and shall not be deemed to create any rights for thebenefit of any other Persons.

(h) No amendment, modification or repeal of this Section 7.5 or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitee to be indemnified by a Series, nor the obligations of such Series to indemnify any such Indemnitee under and in accordance with the provisions of this Section 7.5 as in effect immediately prior to such amendment, modification or repeal with respect to Claims arising fromor relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such Claims may arise or be asserted.

(i) The provisions of this Section 7.5 shall not be construed to limit the power of any Series to indemnify an Indemnitee of such Series to the fullest extent permitted by law or to enterinto specific agreements, commitments or arrangements for indemnification permitted by law. The absence of any express provision for indemnification herein shall not limit any right of indemnification existing independently of this Section 7.5.

Section 7.6 *Interseries Indemnification*.

Notwithstanding anything to the contrary set forth in this Agreement, in the event that any Series (the "*Indemnified Series*") becomes liable for any Liability of another Series (the "*Indemnifying Series*"), including any Claim for Damages by a Third Party that relates to or arises out of the actions, obligation, assets, property, business or affairs of the Indemnifying Series (collectively, "*Series Indemnified Damages*"), to the fullest extent permitted by law, the Indemnifying Series shall indemnify the Indemnified Series for the amount of the Series Indemnified Damages promptly following their incurrence or payment, as applicable. Any indemnification pursuant to this Section 7.6 shall be made only out of the assets of the Indemnifying Series, it being agreed that, except as provided in Section 11.7, no Member or

Manager shall be personally liable for such indemnification nor shall any Member or Manager have any obligation to contribute or loan any monies or property to the Indemnifying Series toenable it to effectuate such indemnification.

Section 7.7 *Liability of Indemnitees.*

(a) Notwithstanding anything to the contrary set forth in this Agreement, no Indemnitee shall be liable for monetary damages to any Series, any Member, any Manager or any other Person who is bound by this Agreement, for losses sustained or liabilities incurred as aresult of any act or omission of an Indemnitee unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter in question, the Indemnitee acted in bad faith or engaged in fraud, willful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee's conduct was criminal.

(b) Each Manager may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and the Manager shall not be responsible for any misconduct or negligence on the part ofany such agent appointed by the Manager.

(c) To the extent that, at law or in equity, an Indemnitee has duties (including fiduciary duties) and liabilities relating thereto to the Company, any Series or the Members, a Manager and any other Indemnitee acting in connection with the Company's or a Series' business or affairs shall not be liable to the Company, such Series, any Manager or any Member for its good faith reliance on the provisions of this Agreement. The provisions of this Agreement,to the extent that they restrict or eliminate the duties and liabilities of a Member, Manager or other Person to the Company or the parties hereto otherwise existing at law or in equity, are agreed by the parties hereto to replace such other duties and liabilities of such Member, Manageror other Person.

(d) Any amendment, modification or repeal of this Section 7.7 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability ofthe Indemnitees under this Section 7.7 as in effect immediately prior to such amendment, modification or repeal with respect to Claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such Claims may arise or be asserted.

Section 7.8 *Limitation of Liability.*

Except as expressly provided in this Agreement or the Delaware Act the debts, obligations and liabilities of the Company generally and each Series, as the case may be, whetherarising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company or such Series, as applicable, and no Member or Manager of the Company or such Series shall be obligated personally for any such debt, obligation or liability of the Company or such Series solely by reason of being a Member or acting as a Manager of the Company or the related Series.

Section 7.9 [intentionally omitted].

Section 7.10 *Outside Activities of the Members and Managers.*

Notwithstanding any duty otherwise existing at law or in equity, any Member or Manager of the Company generally or any Series shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Company or any Series, includingbusiness interests and activities in direct competition with the Company or any Series.

Section 7.11 *Reliance by Third Parties.*

Notwithstanding anything to the contrary in this Agreement, (a) any Person dealing with the Company shall be entitled to assume that the Manager of the Company generally, and any officer of the Manager authorized by the Manager to act on behalf of and in the name of the Company, has full power and authority to encumber, sell or otherwise use in any manner any andall assets of the Company generally, and to enter into any authorized contracts on behalf of the Company as a whole and the Company generally, and such Person shall be entitled to deal with the Manager or any such officer as if it were the Company's sole party in interest, both legally and beneficially and (b) any Person dealing with any Series shall be entitled to assume that a Series Manager for that Series, and any officer of the Series Manager authorized by the Series

Manager to act on behalf of and in the name of such Series, has full power and authority to encumber, sell or otherwise use in any manner any and all assets of such Series and to enter into any authorized contracts on behalf of such Series and such Person shall be entitled to deal with the Series Manager or any such officer as if it were such Series ' sole party in interest, both legally and beneficially. Each Member hereby waives, to the fullest extent permitted by law, any and all defenses or other remedies that may be available against such Person to contest, negate or disaffirm any action of any such Manager or any such officer in connection with any such dealing. In no event shall any Person dealing with any such Manager or any such officer or its representatives be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the Manager or any such officer or its representatives. Each and every certificate, document or other instrument executed on behalf of the Company or any Series by the Manager or a Series Manager of such Series, respectively, or its respective representatives shall be conclusive evidence in favor of anyand every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect,
(b) the Person executing and delivering such certificate, document or instrument was dulyauthorized and empowered to do so for and on behalf of the Company or such Series and
(c) such certificate, document or instrument was duly executed and delivered in accordance withthe terms and provisions of this Agreement and is binding upon the Company or such Series, as applicable.

Section 7.12 *Conflicts of Interest.*

Whenever a conflict of interest exists or arises between a Manager or any of its Affiliatesor delegates, on the one hand, and the Company, any Series or any Member or any Affiliates thereof, on the other hand, the Manager shall resolve such conflict of interest, in its sole discretion. The resolution provided by the Manager: (a) shall be binding on, and deemed approved by, all the Members; and (b) shall not constitute a breach of this Agreement, a breach of any other agreement contemplated herein, or a breach of any duty, including any fiduciary duty, or obligation of the Manager, it Affiliates or delegates, whether that duty or obligation arises at statutory or common law, in equity, by contract or otherwise.

ARTICLE VIII: BOOKS, RECORDS AND ACCOUNTING

Section 8.1 *Records and Accounting.*

The Manager and each Series Manager shall keep or cause to be kept full and true booksof account, in which shall be entered fully and accurately each transaction of the Company generally or such Series, as applicable. The records maintained for each Series shall account forthe assets associated with each such Series separately from the other assets of the Company, if any, or of any other Series.

Section 8.2 *Fiscal Year.*

The fiscal year of the Company and of each Series shall be a fiscal year endingDecember 31, unless otherwise provided in the Series Appendix for a Series.

ARTICLE IX: TAX MATTERS

Section 9.1 *Tax Returns.*

The Company shall use reasonable efforts to timely file all returns of the Company or any Series that are required for U.S. federal, state and local income tax purposes on such basis as determined by the Manager. The classification, realization and recognition of income, gain, losses and deductions and other items shall be on the accrual method of accounting for U.S. federal income tax purposes, except if and to the extent otherwise determined by the Manager.

Section 9.2 *Member Tax Return Information.*

The Company shall use reasonable efforts to provide or cause to be provided to the Members the tax information (which may be in the form of a good faith estimate) reasonably required by Members for U.S. federal and state income tax reporting purposes within 90 days ofthe close of the calendar year in which the Company's or Series '(as applicable) taxable year ends.

Section 9.3 *Tax Elections.*

The Manager shall determine whether the Company should make any elections permittedby the Code.

Section 9.4 *Tax Controversies.*

(a) Wefunder Admin, LLC shall serve as the "partnership representative" as described in Section 6223(a) of the Code (the "***Tax Representative***") of each Series.

(b) The Tax Representative has full power and authority in its capacity as such to represent and bind each Series in each U.S. federal tax audit, including without limitation the power and authority to make an election under Section 6226 of the Code and any Treasury Regulations promulgated thereunder, to seek on behalf of such Series any adjustment to an imputed underpayment available under Section 6225 of the Code or the Treasury Regulations promulgated thereunder (including in cases where such imputed underpayment has been or will be assessed against a subsidiary of such Series), or to request on behalf of such Series any adjustments under Section 6227 of the Code or the Treasury Regulations promulgated thereunder, and to take, and to cause such Series to take, all actions necessary or convenient to give effect to such elections or actions. Each Member agrees to take (or, as applicable, omit to take) all actions that the Tax Representative informs it are reasonably necessary or convenient to effect any action described in the preceding sentence, including without limitation (i) providing any information, certifications, or other documentation reasonably requested in connection with any tax audit or related proceeding (which information may be freely disclosed to the Internal Revenue Service and other relevant taxing authorities), (ii) paying all liabilities attributable to such Member as the result of an election under Section 6226 of the Code, (iii) making any tax filings that the Tax Representative determines to be necessary or appropriate to reduce an imputed underpayment under Section 6225 of the Code or (iv) paying all liabilities associated with such tax filings.

(c) The costs and expenses incurred by a Member in connection with the preceding Section 9.4(b) shall not be treated as expenses of the Series or their payment as Capital Contributions, and as a result, such costs and expenses shall not give rise to any additional or incremental right to proceeds from such Series. If any tax audit results in the imposition of a tax liability on the Series (including indirectly through such an imposition on one or more subsidiaries of such Series, as determined for applicable tax purposes) and such Series determines in its sole discretion that any portion of such liability is attributable to a Member, then such amount shall in such Series' sole discretion be (i) immediately payable to the Series in cash in whole or in part, or (ii) without duplication, withheld from any distributions otherwise payable to such Member pursuant to Section 6.2. Any payment required under clause (i) of the preceding sentence shall not, except to extent required for purposes of maintaining Capital Accounts, be treated as a Capital Contribution, and shall not itself give rise to any increased right to subsequent distributions from such Series.

(d) Each Member shall promptly notify the Tax Representative upon becoming aware of the commencement of any tax audit or similar proceeding with respect to such Member or its affiliates if such audit or proceeding relates (or reasonably could be expected to relate) to the Series or any income, gain, loss, or deduction derived from the Series. Notwithstanding any provision of this Agreement to the contrary, each Member agrees that, unless otherwise agreed to in writing by the Tax Representative, its obligations

to comply with this Section 9.4, including the obligation to make payments under this section, shall survive any transfer of its interests in the Series and the termination of the Series for local law and U.S. federal income tax purposes, and such Person shall reimburse and indemnify the Series against any liability that would be attributed to such Person under this Section 9.4 regardless of whether such Person is a Member at the time of determination.

Section 9.5 *Withholding.*

The Manager is authorized to take any action that it determines, in its sole discretion, may be required to cause the Company or any Series to comply with any withholding requirements established under the Code or any other federal, state or local law, including pursuant to Sections 1441, 1442, 1445, 1446 and 1471 through 1474 of the Code. To the extentthat the Company or any Series is required or elects to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income to any Member (including by reason of Section 1446 of the Code), the Manager and each Series may treat the amount withheld as a distribution of cash pursuant to Section 6.2, in the amount of such withholding from such Member.

Section 9.6 *Tax Company.*

It is the intention of the Members that each Series be classified as a separate partnership for U.S. federal tax purposes. No Series nor any Member shall make an election for the Company or any Series to be excluded from the application of the provisions of subchapter K of chapter 1 of subtitle A of the Code or any similar provisions of applicable state or local law or tobe classified as other than a partnership pursuant to Treasury Regulation Section 301.7701-3 or any similar provision of state or local law.

ARTICLE X [INTENTIONALLY OMITTED]

ARTICLE XI: DISSOLUTION AND LIQUIDATION

Section 11.1 *Dissolution of the Company.*

(a) The Company shall not be dissolved by the admission of additional Members.The Company shall dissolve, and its affairs shall be wound up, upon:

(i) the entry of a decree of judicial dissolution of the Company pursuant tothe provisions of the Delaware Act;

(ii) the termination of the last remaining Series; or

(iii) at any time that there are no Members, unless the Company is continuedwithout dissolution in accordance with the Delaware Act.

(b) Upon the dissolution of the Company as provided herein, the Company shall bewound up by winding up each Series in the manner provided by Section 11.3.

Section 11.2 *Termination of a Series.*

(a) A Series shall be terminated upon any of the following events:

(i) the dissolution of the Company;

(ii) the entry of a decree of judicial termination of such Series underSection 18-215 of the Delaware Act; or

(iii) a determination by the Series Manager that it is appropriate to distribute orotherwise pay out or transfer substantially all of the assets of the Series, or that the remaining assets of the Series are substantially worthless.

(b) The termination and winding up of a Series (other than the last Series) shall not, inand of itself, cause a dissolution of the Company or the termination of any other Series. The termination of a Series shall not affect the limitation on liabilities of such Series or any other Series provided by this Agreement, the Certificate of Formation and the Delaware Act.

Section 11.3 *Winding Up, Liquidation and Distribution of Assets of the Company or a SeriesUpon Dissolution of the Company or Termination of Such Series.*

(a) Winding Up and Distribution Process.

(i) Upon dissolution of the Company or termination of a Series, the Manager or a Series Manager of such Series, as applicable, shall commence to wind up the affairs of the Company (and all Series) or such Series, as applicable; *provided, however,* that a reasonable timeshall be allowed for the orderly liquidation of the assets of any applicable Series and the discharge of liabilities of the Company (and all Series) or such Series, as applicable, to its creditors so as to enable the Members to minimize the normal losses attendant upon a liquidation.

(ii) Upon dissolution of the Company or termination of a Series, after taking into account Regulatory Allocations, all allocations of Profit, Losses and items thereof with respect to a Series shall initially be made in a manner so that, to the greatest extent possible, the Capital Accounts of each Member in such Series shall equal the amount that would be distributed to such Member if liquidating distributions were made in accordance with the Members 'Percentage Interests in such Series. The amount allocated to a Member shall be distributed as follows (except to the extent otherwise provided for in, or required to give effect to the terms of, the applicable Series Appendix):

(A) to creditors of each applicable Series, including Members who are creditors, to the extent otherwise permitted by law, in satisfaction (whether by payment or the making of reasonable provision for payment thereof) of all Liabilities of

such Series, including, without limitation, the expenses incurred in connection with the liquidation of the Company (andall Series) or such Series; and

(B) to each Member in accordance with Section 6.2.

(iii) If any Member has a deficit balance in its Capital Account for such Series(after giving effect to all contributions, distributions and allocations for all fiscal years, including the fiscal year during which such liquidation occurs), such Member shall have no obligation to make any contribution to the capital of the Company or of such Series with respect to such deficit, and such deficit shall not be considered a debt owed to the Company, such Series or to any other Person for any purpose whatsoever.

(iv) In making distributions pursuant to this Section 11.3, a Series Manager may make distributions in the form of cash, securities, other property, or any combination of theforegoing, in its sole discretion.

(b) Notwithstanding any other provisions of this Section 11.3, in the event the Company is "liquidated" within the meaning of Treasury Regulation § 1.704-1(b)(2)(ii)(g), but such liquidation does not constitute a dissolution of the Company, the assets of the Company (and each Series) shall not be liquidated, the liabilities of the Company (and each Series) shall not be paid or discharged and the affairs of the Company (and each Series) shall not be wound up. Instead, solely for U.S. federal income tax purposes, the Company (and each Series) shall bedeemed to have distributed all of the assets of the Company (and each Series) in kind to a new Company in exchange for an interest in such new Company and, immediately thereafter, the Company shall be deemed to liquidate by distributing interests in the new Company to the Members.

Section 11.4 *Cancellation of Certificate of Formation.*

Upon the completion of the winding up of the Company and each Series and the distribution of Series cash and property as provided in Section 11.3 in connection with the liquidation of the Company and each Series, the Certificate of Formation and all qualifications ofthe Company as a foreign limited liability company in jurisdictions other than the State of Delaware shall be canceled, and such other actions as may be necessary to terminate the Company and each Series shall be taken.

Section 11.5 *Return of Capital Contributions.*

Except as otherwise provided by applicable law, upon termination of a Series, each Member of such Series shall look solely to the assets of such Series for the return of any or all ofits Capital Contributions made to such Series, and if the assets of such Series remaining after satisfaction (whether by payment or reasonable provision for payment) of the Liabilities of such Series are insufficient to return such Capital Contributions, such Member shall have no recourse against any other Series, the Company, any Manager, or any Member.

Section 11.6 *Waiver of Partition.*

To the maximum extent permitted by law, each Member hereby waives any right topartition of the Company or any Series property.

Section 11.7 *Capital Account Restoration.*

No Member shall have any obligation to restore any negative balance in its Capital Account with respect to any Series upon liquidation of the Company or such Series. For the avoidance of any doubt, no Manager shall have any obligation to restore any negative balance inthe Capital Account of any Member.

ARTICLE XII: AMENDMENT OF COMPANY AGREEMENT;MEETINGS; RECORD DATE; MERGER

Section 12.1 *Amendment.*

Except as otherwise provided by this Agreement, this Agreement and any Series Appendix may be amended unilaterally by the Manager in writing without the approval of any other Member; *provided* that the provisions of Section 7.5 shall not be amended in any way that would adversely affect an Indemnitee without the consent of such Indemnitee.

Section 12.2 *Amendment Requirements.*

Notwithstanding the provisions of Section 12.1, no provision of this Agreement or any Series Appendix may be amended in a manner that, in the sole determination of the Manager, substantially adversely affects the rights of any existing Member, without the consent of that Member. For the purposes of clarity, the Manager may at any time unilaterally amend any provision of this Agreement or any Series Appendix, as provided in Section 12.1 of this Agreement, with respect to any Person who becomes a Member after the amendment, and withrespect to any Member who, in the sole determination of the Manager, is not a Member whose rights are substantially adversely affected by that amendment.

Section 12.3 *Voting Rights.*

Unless otherwise required by the Delaware Act or this Agreement, all actions, approvals and consents to be taken or given by the Members of a Series under the Delaware Act, this Agreement or otherwise, either directly or through a proxy, shall require the affirmative vote or written consent of a Majority in Interest of the Interests of such Series.

Section 12.4 *Meetings.*

Meetings of the Members of a Series, for any purpose or purposes, may be called solelyby a Series Manager, in its sole discretion, or as otherwise required by applicable

law. No Manager is required to call regular, periodic or other meetings of the Members of a Series, except as required by applicable law.

Section 12.5 *Place of Meetings.*

The Series Manager for a Series shall designate the place and time for any meeting of theMembers of that Series. The Members of a Series may participate in a meeting of the Members of such Series by means of conference telephone or similar communications equipment; *provided* that all individuals participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at such meeting. If all the participants of a meeting are participating by conference telephone or similar communications equipment, the meeting shall be deemed to be held at the principal place of business of the Company.

Section 12.6 *Notice of Meetings.*

The Series Manager shall provide, by email or other electronic communication, written notice to each Member in a Series stating the place, day and hour of a meeting and the purpose orpurposes for which a meeting of the Members of a Series is called. The written notice shall be delivered not less than five nor more than 30 days before the date of the meeting.Notwithstanding the foregoing, if the Members of a Series representing a Majority in Interest of the Interests of such Series shall meet or otherwise convene (in person, by conference call or in any other manner permitted by Section 12.5 of this Agreement) at any time and place, either within or outside the State of Delaware, and c onsent (whether orally or in writing) to the holdingof a meeting at such time, such meeting shall be valid without call or notice, and at such meetinglawful action may be taken.

Section 12.7 *Quorum.*

Members of any Series holding a Majority in Interest of such Series entitled to vote, represented in person or by proxy, shall constitute a quorum at any meeting of Members of such Series. In the absence of a quorum at any such meeting, Members of such Series holding a majority of Interests of such Series that are present at the meeting or represented by proxy may adjourn the meeting from time to time for a period not to exceed 60 days without further notice. However, if the adjournment is for more than 60 days, a notice of the adjourned meeting shall begiven to each Member of such Series of record entitled to vote at such meeting. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed. The Members of such Series present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal during such meeting of Members of such Series whose absence would cause less than a quorum to be present. If a quorum is present, the affirmative vote of Members of such Series holding a Majority in Interest of the Interests of suchSeries shall be the act of the Members of such Series, unless a vote of greater or lesser proportionis otherwise expressly required or permitted by this Agreement.

Section 12.8 *Proxies.*

With respect to any matter upon which a Member of a Series is asked to vote or take affirmative action, including at a meeting of Members of a Series, a Member of such Series may vote by proxy executed in writing by such Member or by a duly authorized attorney-in-fact.

Section 12.9 *Action Without a Meeting.*

Any action required or permitted to be taken at a meeting of Members of any Series may be taken without a meeting and without prior notice if the Series Manager receives written consents by the Members of such Series representing the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all Members of such Serieswere present and voted.

Section 12.10 *Waiver of Notice.*

When any notice is required to be given to any Member, a waiver thereof in writing signed by the Member entitled to such notice, whether before, at or after the time stated therein, or the presence and participation of such Member in a meeting, or the participation by such Member in a meeting by conference telephone or similar communications equipment, shall be equivalent to the giving of such notice.

Section 12.11 *Merger, Consolidation and Conversion.*

(a) The Company may merge or consolidate with or into one or more corporations, limited liability companies, statutory trusts or associations, real estate investment trusts, common law trusts or unincorporated businesses, including a partnership (whether general or limited (including a limited liability partnership)) or convert into any such entity, whether such entity is formed under the laws of the State of Delaware or any other state of the United States of America, pursuant to a written plan of merger or consolidation or a written plan of conversion, asthe case may be, approved by the Manager.

(b) Pursuant to Section 18-209(f) of the Delaware Act, an agreement of merger or consolidation approved in accordance with this Section 12.11 may (i) effect any amendment to this Agreement or (ii) effect the adoption of a new Company agreement for the Company. Anysuch amendment or adoption made pursuant to this Section 12.11 shall be effective at the effective time or date of the merger or consolidation.

ARTICLE XIII: GENERAL PROVISIONS

Section 13.1 *Addresses and Notices; Written Communications.*

(a) Any notice, demand, request or report required or permitted to be given or made to a Member under this Agreement shall be in writing and shall be deemed given or made when delivered to the Member through the Wefunder.com website or at the email address most recently provided by that Member through the Wefunder.com

website. Any payment made to a Member hereunder shall be deemed conclusively to have been made, and the obligation to make such payment shall be deemed conclusively to have been fully satisfied, upon sending of such payment to such Member at its address as shown on the records of the Company, regardless of any claim of any Person who may have an interest in such Interests by reason of any assignment or otherwise. Any notice tothe Company generally or any Series shall be deemed given if received by the Manager or the applicable Series Manager at the principal office of the Company generally or the applicable Series designated pursuant to Section 2.3. The Manager may rely and shall be protected in relying on any notice or other document from a Member or other Person if believed by it to be genuine.

(b) The terms "in writing," "written communications," "written notice" and words ofsimilar import shall be deemed satisfied under this Agreement by use of e-mail and other forms of electronic communication.

Section 13.2 *Further Action.*

The parties shall execute and deliver all documents, provide all information and take orrefrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

Section 13.3 *Binding Effect.*

This Agreement shall be binding upon and inure to the benefit of the parties hereto andtheir heirs, executors, administrators, successors, legal representatives and permitted assigns.

Section 13.4 *Integration.*

This Agreement constitutes a single, non-severable agreement and the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

Section 13.5 *Creditors.*

None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Company or any Series.

Section 13.6 *Waiver.*

No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon abreach thereof shall constitute a waiver of any such breach of any other covenant, duty, agreement or condition.

Section 13.7 *Counterparts.*

This Agreement may be executed in counterparts, all of which together shall constitute anagreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. This Agreement and the Series Appendices may be signed on behalf of each Members pursuant to powers of attorney granted to one or moreManagers or their Affiliates.

Section 13.8 *Applicable Law.*

This Agreement shall be construed in accordance with and governed by the laws of theState of Delaware, without regard to the principles of conflicts of law.

Section 13.9 *Invalidity of Provisions.*

If any provision of this Agreement is or becomes invalid, illegal or unenforceable in anyrespect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

Section 13.10 *Consent of Members.*

Each Member hereby expressly consents and agrees that, whenever in this Agreement itis specified that an action may be taken upon the affirmative vote or consent of less than all of the Members of the Company or any Series, such action may be so taken upon the concurrenceof less than all of the Members and each Member shall be bound by the results of such action.

Section 13.11 *Third Party Beneficiaries.*

Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties hereto and Indemnitees any right, benefit or remedy of any naturewhatsoever under or by reason of this Agreement.

[*Signature Page Follows*]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement, such execution manifesting each party's assent thereto and vote in favor thereof, as of the date firstwritten above.

Wefunder Admin, LLC, Manager

Date: 3/15/2021

By: Nicholas Tommarello

Nicholas Tommarello, Chief Executive Officer

Wefunder, Inc., Initial Member

Date: 3/15/2021

By: Nicholas Tommarello

Nicholas Tommarello, Chief Executive Officer

EXHIBIT A
SERIES APPENDIX FOR THE WEFUNDER I SERIES,
A SERIES OF WEFUNDER SPV, LLC, A DELAWARE LIMITED LIABILITY COMPANY

This appendix ("**Appendix**") describes the terms of the Wefunder I Series (the "**Series**") of Wefunder SPV, LLC (the "**LLC**"), a Series of the LLC established in accordance with Article III of the Limited Liability Company Agreement of the LLC, as that agreement may be amended from time to time (the "**LLC Agreement**"). Each capitalized term used in this Appendix has the meaning assigned to that term in the LLC Agreement, unless that term is otherwise defined in this Appendix, or unless the context otherwise requires.

The following terms apply to this Series:

Name of Issuer: Wefunder, Inc.

Series Manager: Wefunder Admin, LLC

Initial Member: Wefunder, Inc.

Contribution of Intial Member: $1.00

Fiscal Year End: December 31

Lead Investor: Immad Akhund

Series term: Perpetual, until terminated in accordance with the LLC Agreement

Minimum investment amount: $100

Minimum amount needed to close: $1,000,000

Maximum investment amount: $5,000,000

EXHIBIT B

SERIES APPENDIX FOR THE {{COMPANY NAME}} {{SERIES NO.}} SERIES,

A SERIES OF WEFUNDER SPV, LLC, A DELAWARE LIMITED LIABILITY COMPANY

This appendix ("**Appendix**") describes the terms of the {{Company Name}} {{Series No.}} Series (the "**Series**") of Wefunder SPV, LLC (the "**LLC**"), a Series of the LLC established in accordance with Article III of the Limited Liability Company Agreement of the LLC, as that agreement may be amended from time to time (the "**LLC Agreement**"). Each capitalized term used in this Appendix has the meaning assigned to that term in the LLC Agreement, unless that term is otherwise defined in this Appendix, or unless the context otherwise requires.

The following terms apply to this Series:

Name of Issuer: {{Company Name}}

Series Manager: Wefunder Admin, LLC

Fiscal Year End: {{From Form C}}

Initial Lead Investor: {{Name of Initial Lead Investor}}

Series term: Perpetual, until terminated in accordance with the LLC Agreement

Link to Form C: {{EDGAR Link}}

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "VICTORYBASE CORPORATION", FILED IN THIS OFFICE ON THE TWENTY-FIRST DAY OF DECEMBER, A.D. 2020, AT 4:45 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

3047436 8100
SR# 20208719974

Authentication: 204439865
Date: 12-29-20

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:45 PM 12/21/2020
FILED 04:45 PM 12/21/2020
SR 20208719974 - File Number 3047436

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

VICTORYBASE CORPORATION

(Pursuant to Section 242 and 245 of the
General Corporation Law of the State of Delaware)

VictoryBase Corporation, a Delaware corporation (the "Corporation"),

DOES HEREBY CERTIFY:

1. The Company was originally incorporated pursuant to the Delaware General Corporation Law (the "DGCL") on August 13, 2020; and

2. The Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of the Corporation, declaring said amendment and restatement to be advisable and in the best interests of the Corporation and its stockholders, and authorizing the appropriate officers of the Corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation for the Corporation be amended and restated in its entirety to read as follows:

ARTICLE 1

The name of the corporation is VictoryBase Corporation (the "Corporation").

ARTICLE 2

The address of the Corporation's registered office in the State of Delaware is 1675 S. State St., Ste. B, Dover, DE 19901. The name of its registered agent at such address is Capitol Services, Inc.

ARTICLE 3

The nature of the business of the Corporation and the objects or purposes to be transacted, promoted or carried on by it are to engage in any lawful act or for which corporations may be organized under the DGCL.

ARTICLE 4

A. The total number of shares of all classes of stock that the Corporation is authorized to issue is Eleven Million (11,000,000), consisting of:

1. Ten Million (10,000,000) shares of Class A common stock, with a par value of $0.001 per share (the "Class A Common Stock"); and

2. One Million (1,000,000) shares of Class B common stock, with a par value of $0.001 per share (the "Class B Common Stock," and together with the Class A Common Stock, the "Common Stock").

B. The number of authorized shares of any of the Class A Common Stock or Class B Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the outstanding shares of stock of the Corporation entitled to vote thereon, without a separate vote of any holders of the Class A Common Stock, Class B Common Stock, or of any series thereof.

C. Except as otherwise required by law,

1. Each share of Class A Common Stock shall entitle the record holder thereof to one vote on all matters on which stockholders generally are entitled to vote.

2. Each share of Class B Common Stock shall entitle the record holder thereof to one million (1,000,000) votes on all matters on which stockholders generally are entitled to vote.

3. Except as otherwise required in this Amended and Restated Certificate of Incorporation (this "Certificate") or by applicable law, the holders of Common Stock shall vote together as a single class on all matters.

4. Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate.

D. Shares of Class B Common Stock may be issued only to, and registered in the name of one or more holders of (i) at least one Class A Unit (as defined below) of VictoryBase Holdings LLC, a Texas limited liability company, or any successor entities thereto ("Holdings"), or (ii) at least one share of Class A Common Stock (each a "Permitted Class B Owner"). As used in this Certificate, "Class A Unit" shall have the meaning given to such term in the Limited Liability Company Agreement of Holdings, dated as of December 9, 2020, as such agreement may be further amended, restated, amended and restated, supplemented or otherwise modified from time to time (the "LLC Agreement").

E. Subject to applicable law, dividends may be declared and paid on the Class A Common Stock out of the assets of the Corporation that are by law available therefor, at such times and in such amounts as the Board of Directors of the Corporation (the "Board of Directors") in its discretion shall determine. Dividends shall not be declared or paid on the Class B Common Stock.

F. Subject to applicable law and the rights, if any, of the holders of any class or series of capital stock of the Corporation, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation and of the preferential and other amounts, if any, to which the holders of Preferred Stock shall be entitled, the holders of all outstanding shares of Class A Common Stock shall be entitled to receive the remaining assets of the Corporation available for distribution ratably in proportion to the number of shares held by each such stockholder. The holders of shares of Class B Common Stock, as such, shall not be entitled to receive any assets of the Corporation in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation. A consolidation, reorganization or merger of the Corporation with any other person or persons, or a sale of all or substantially all of the assets of the Corporation, shall not be considered to be a dissolution, liquidation or winding up of the Corporation within the meaning of this Article 4.F.

G. Transfer of Class B Common Stock:

1. A holder of Class B Common Stock may surrender shares of Class B Common Stock to the Corporation for no consideration at any time. Following the surrender of any shares of Class B Common Stock to the Corporation, the Corporation will take all actions necessary to retire such shares and such shares shall not be re-issued by the Corporation.

2. A holder of Class B Common Stock may transfer shares of Class B Common Stock to any transferee (other than the Corporation) only if, and only to the extent, (i) permitted by the LLC Agreement, and (ii) such transferee is a Permitted Class B Owner. The transfer restrictions described in this Article 4.G.2 are referred to as the "Restrictions".

3. Any purported transfer of shares of Class B Common Stock in violation of the Restrictions shall be null and void. If, notwithstanding the Restrictions, a person shall, voluntarily or involuntarily, purportedly become or attempt to become, the purported owner ("Purported Owner") of shares of Class B Common Stock in violation of the Restrictions, then the Purported Owner shall not obtain any rights in and to such shares of Class B Common Stock (the "Restricted Shares"), and the purported transfer of the Restricted Shares to the Purported Owner shall not be recognized by the Corporation's transfer agent (the "Transfer Agent").

4. Upon a determination by the Board of Directors that a person has attempted or may attempt to transfer or to acquire Restricted Shares in violation of the Restrictions, the Board of Directors may take such action as it deems advisable to refuse to give effect to such transfer or acquisition on the books and records of the Corporation, including without limitation to cause the Transfer Agent to record the Purported Owner's transferor as the record owner of the Restricted Shares, and to institute proceedings to enjoin or rescind any such transfer or acquisition.

5. The Board of Directors may, to the extent permitted by law, from time to time establish, modify, amend or rescind, by bylaw or otherwise, regulations and procedures that are consistent with the provisions of this Article 4.G for determining whether any transfer or acquisition of shares of Class B Common Stock would violate the Restrictions and for the orderly application, administration and implementation of the provisions of this Article 4.G. Any such procedures and regulations shall be kept on file with the Secretary of the Corporation and with its Transfer Agent and shall be made available for inspection by any prospective transferee and, upon written request, shall be mailed to holders of shares of Class B Common Stock.

6. The Board of Directors shall have all powers necessary to implement the Restrictions, including without limitation the power to prohibit the transfer of any shares of Class B Common Stock in violation thereof.

H. Notwithstanding the Restrictions, (i) in the event that any outstanding share of Class B Common Stock shall cease to be held by a Permitted Class B Owner, such share of Class B Common Stock shall automatically and without further action on the part of the Corporation or any holder of Class B Common Stock be cancelled for no consideration, and the Corporation will take all actions necessary to retire such share and such share shall not be re-issued by the Corporation, and (ii) in the event that no Permitted Class B Owner owns Class A Units or Class A Common Stock, then all shares of Class B Common Stock will be cancelled for no consideration, and the Corporation will take all actions necessary to retire such shares and such shares shall not be re-issued by the Corporation.

I. All certificates or book entries representing shares of Class B Common Stock, as the case may be, shall bear a legend substantially in the following form (or in such other form as the Board of Directors may determine).

> THE SECURITIES REPRESENTED BY THIS [CERTIFICATE][BOOK ENTRY] ARE SUBJECT TO THE RESTRICTIONS (INCLUDING RESTRICTIONS ON TRANSFER) SET FORTH IN THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION (A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE CORPORATION AND SHALL BE PROVIDED FREE OF CHARGE TO ANY STOCKHOLDER MAKING A REQUEST THEREFOR).

J. The Class B Common Stock may be issued and transferred in fractions of a share which shall entitle the holder to exercise voting rights and to have the benefit of all other rights of holders of Class B Common Stock. Subject to the Restrictions, holders of shares of Class B Common Stock shall be entitled to transfer fractions thereof and the Corporation shall, and shall cause the Transfer Agent to, facilitate any such transfers, including by issuing certificates or making book entries representing any such fractional shares. For all purposes of this Certificate (including, without limitation, Article 4.C, Article 4.F, Article 4.G, Article 4.H and this Article 4.J hereof), all references to the Class B Common Stock or any share thereof (whether in the singular or plural) shall be deemed to include references to any fraction of a share of Class B Common Stock.

K. All shares of Common Stock issued and outstanding prior to this Certificate are automatically converted into shares of Class A Common Stock on a 1:1 basis upon the filing of this Certificate.

ARTICLE 5

The Corporation shall at all times reserve and keep available out of its authorized but unissued shares or other securities the number of shares or securities required pursuant to the LLC Agreement; *provided* that nothing contained herein shall be construed to preclude the Corporation from satisfying its obligations in respect of any such exchange by delivery of shares of Class A Common Stock which are held in the treasury of the Corporation. The Corporation covenants that all shares of Class A Common Stock issued upon any such exchange will, upon issuance, be validly issued, fully paid and non-assessable.

ARTICLE 6

The Board of Directors is expressly authorized to adopt, amend and repeal the bylaws of the Corporation (the "Bylaws").

ARTICLE 7

A. Elections of the directors comprising the Board of Directors (each such director, in such capacity, a "Director") need not be by written ballot unless the Bylaws shall so provide.

B. The number of directors which shall constitute the Board of Directors shall be fixed exclusively by resolutions adopted by a majority of the Whole Board. For purposes of this Certificate, the term "Whole Board" shall mean the total number of authorized directors for the Board of Directors whether or not there exist any vacancies in previously authorized directorships.

C. Except as otherwise required by law, unless the Board of Directors otherwise determines, newly created directorships resulting from any increase in the authorized number of directors or any vacancies on the Board of Directors resulting from the death, resignation, retirement, disqualification, removal from office or other cause shall be filled only by a majority vote of the Directors then in office and entitled to vote thereon, though less than a quorum, or by a sole remaining Director entitled to vote thereon, and not by the stockholders. Any Director so chosen shall hold office until the next election of the class for which such Director shall have been chosen and until his successor shall be elected and qualified.

D. Any Director, or the entire Board of Directors, may be removed from office, but only for cause, at a meeting called for that purpose.

E. Advance notice of stockholder nominations for election of Directors and other business to be brought by stockholders before a meeting of stockholders shall be given in the manner provided by the Bylaws.

ARTICLE 8

Any action required or permitted to be taken at any annual or special meeting of stockholders may be taken upon the vote of stockholders at an annual or special meeting duly noticed and called in accordance with the DGCL, as amended from time to time, and may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, are signed by the holders of outstanding shares of the relevant class(es) or series of stock of the Corporation representing not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of stock of the Corporation then issued and outstanding (other than treasury stock) entitled to vote thereon were present and voted and delivered to the Corporation by delivery to its registered office in Delaware, its principal place of business, or to an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded; *provided, however*, that, no action by stockholders may be taken by written consent in lieu of a meeting of stockholders unless such written consent and the taking of the action specified therein have been previously approved by the affirmative vote of Directors constituting a majority of the Whole Board. Special meetings of the stockholders may be called only by a resolution adopted by the affirmative vote of Directors constituting a majority of the Whole Board.

ARTICLE 9

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation; *provided* that any amendment to Article 8 shall be effective only upon the affirmative vote of the holders of Common Stock then outstanding representing 66 2/3% or more of the votes eligible to be cast in an election of Directors.

If any provision or provisions of this Certificate shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate (including, without limitation, each portion of any sentence of this Certificate containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

ARTICLE 10

To the fullest extent permitted by the DGCL, as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of

the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation.

Neither any amendment nor repeal of this Article 10, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this Article 10, shall eliminate or reduce the effect of this Article 10 in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article 10, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision

ARTICLE 11

To the fullest extent permitted by the laws of the State of Delaware, (a) the Corporation hereby renounces all interest and expectancy that it otherwise would be entitled to have in, and all rights to be offered an opportunity to participate in, any business opportunity that from time to time may be presented to (i) the Board of Directors or any Director, (ii) any stockholder, officer or agent of the Corporation, or (iii) any affiliate of any person or entity identified in the preceding clause (i) or (ii), but in each case excluding any such person in its capacity as an employee of the Corporation or its subsidiaries; (b) no holder of Class A Common Stock or Class B Common Stock and no Director that is not an employee of the Corporation or its subsidiaries will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which the Corporation or its subsidiaries from time to time is engaged or proposes to engage or (ii) otherwise competing, directly or indirectly, with the Corporation or any of its subsidiaries; and (c) if any holder of Class A Common Stock or Class B Common Stock or any Director that is not an employee of the Corporation or its subsidiaries acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity both for such holder of Class A Common Stock or Class B Common Stock or such Director or any of their respective affiliates, on the one hand, and for the Corporation or its subsidiaries, on the other hand, such holder of Class A Common Stock or Class B Common Stock or Director shall have no duty to communicate or offer such transaction or business opportunity to the Corporation or its subsidiaries and such holder of Class A Common Stock or Class B Common Stock or Director may take any and all such transactions or opportunities for itself or offer such transactions or opportunities to any other person or entity. The preceding sentence of this Article 11 shall not apply to any potential transaction or business opportunity that is expressly offered to a Director, who is not an employee of the Corporation or its subsidiaries, solely in his or her capacity as a Director.

To the fullest extent permitted by the laws of the State of Delaware, no potential transaction or business opportunity may be deemed to be a potential corporate opportunity of the Corporation or its subsidiaries unless (a) the Corporation and its subsidiaries would be permitted to undertake such transaction or opportunity in accordance with this Certificate, (b) the Corporation and its subsidiaries at such time have sufficient financial resources to undertake such transaction or opportunity and (c) such transaction or opportunity would be in the same or similar line of business in which the Corporation and its subsidiaries are then engaged or a line of business that is reasonably related to, or a reasonable extension of, such line of business.

No holder of Class A Common Stock or Class B Common Stock and no Director will be liable to the Corporation or its subsidiaries or stockholders for breach of any duty (contractual or

otherwise) by reason of any activities or omissions of the types referred to in this Article 11, except to the extent such actions or omissions are in breach of this Agreement.

ARTICLE 12

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (the "Court of Chancery") shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any Director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, any Director or the Corporation's officers or employees arising pursuant to any provision of the DGCL or the Corporation's Certificate or Bylaws, or (iv) any action asserting a claim against the Corporation, any Director or the Corporation's officers or employees governed by the internal affairs doctrine, except, as to each of clauses (i) through (iv) above, for any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction.

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of the Corporation in accordance with Section 228 of the DGCL.

4. That this Certificate, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the DGCL.

[*Signature page follows.*]

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of the Corporation as of December 21, 2020.

VICTORYBASE CORPORATION

By: ____________________
Thomas Paquin,
President

BYLAWS

OF

VICTORYBASE CORPORATION
a Delaware corporation

Adopted August 13, 2020

Table of Contents

BYLAWS

OF

VICTORYBASE CORPORATION

ARTICLE I
CORPORATE OFFICES

1.1 **Offices.** In addition to the registered office set forth in the certificate of incorporation of VictoryBase Corporation, a Delaware corporation (the "Corporation"), dated August 13, 2020 (as the same may be amended, restated, amended and restated or otherwise modified from time to time, the "Certificate of Incorporation"), the board of directors of the Corporation (the "Board of Directors") may at any time establish other offices at any place or places where the Corporation is qualified to do business.

ARTICLE II
MEETINGS OF STOCKHOLDERS

2.1 **Place of Meetings.** Meetings of the stockholders of the Corporation (the "Stockholders"), may be held at any place, within or without the State of Delaware, as may be designated by the Board of Directors. In the absence of such designation, meetings of Stockholders shall be held at the principal executive office of the Corporation. The Board of Directors may, in its sole discretion, determine that a meeting of Stockholders shall not be held at any place, but may instead be held solely by means of remote communication authorized by and in accordance with Section 211(a)(2) of the General Corporation Law of the State of Delaware (the "DGCL").

2.2 **Annual Meeting.** If required by applicable law, an annual meeting of Stockholders shall be held for the election of directors at such date and time as may be designated by resolution of the Board of Directors from time to time. Any other proper business may be transacted at the annual meeting. The Corporation may postpone, reschedule or cancel any annual meeting of Stockholders previously scheduled by the Board of Directors.

2.3 **Special Meeting.** Special meetings of Stockholders for any purpose or purposes may be called only in the manner provided in the Certificate of Incorporation. Special meetings validly called in accordance with Article 8 of the Certificate of Incorporation may be held at such date and time as specified in the applicable notice. Business transacted at any special meeting of Stockholders shall be limited to the purposes stated in the notice. The Corporation may postpone, reschedule or cancel any special meeting of Stockholders previously scheduled by the Board of Directors.

2.4 **Notice of Stockholders' Meetings.** Whenever Stockholders are required or permitted to take any action at a meeting, a notice of the meeting shall be given that shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which Stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the Stockholders entitled to vote at the meeting (if such date is different from the record date for Stockholders entitled to notice of the meeting) and, in the case

of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by law, the Certificate of Incorporation or these Bylaws adopted by the Board of Directors as of the date set forth above (as the same may be further amended, restated, amended and restated or otherwise modified from time to time, these "Bylaws"), the notice of any meeting shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each Stockholder entitled to vote at the meeting as of the record date for determining the Stockholders entitled to notice of the meeting. If mailed, such notice shall be deemed to be given when deposited in the United States mail, postage prepaid, directed to the Stockholder at such Stockholder's address as it appears on the records of the Corporation.

2.5 **Adjournments.** Any meeting of Stockholders, annual or special, may adjourn from time to time to reconvene at the same or some other place, if any, and notice need not be given of any such adjourned meeting if the time and place, if any, thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, a notice of the adjourned meeting shall be given to each Stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for determination of Stockholders entitled to vote is fixed for the adjourned meeting, the Board of Directors shall fix the record date for determining Stockholders entitled to notice of such adjourned meeting as provided in Section 2.9(a) of these Bylaws, and shall give notice of the adjourned meeting to each Stockholder of record as of the record date so fixed for notice of such adjourned meeting. If mailed, such notice shall be deemed to be given when deposited in the United States mail, postage prepaid, directed to the Stockholder at such Stockholder's address as it appears on the records of the Corporation.

2.6 **Quorum.** Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, at each meeting of Stockholders the presence or participation in person or by proxy of the holders of a majority in voting power of the outstanding shares of capital stock of the Corporation ("Stock") entitled to vote at the meeting shall be necessary and sufficient to constitute a quorum. In the absence of a quorum, the Stockholders so present may, by a majority in voting power thereof, adjourn the meeting from time to time in the manner provided in Section 2.5 of these Bylaws until a quorum shall attend or participate. Shares of Stock belonging to the Corporation or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by the Corporation, shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation or any subsidiary of the Corporation to vote shares of Stock held by it in a fiduciary capacity.

2.7 **Organization.** Meetings of Stockholders shall be presided over by the Chairperson, or in his or her absence by any Vice Chairperson, if any, or in his or her absence by the Chief Executive Officer, or in his or her absence by a Vice President, or in the absence of the foregoing persons by a chairperson designated by the Board of Directors, or in the absence of such designation by a chairperson chosen at the meeting by vote of a majority of the Stockholders entitled to vote at the meeting. The Secretary shall act as secretary of the meeting, but in his or her absence the chairperson of the meeting may appoint any person to act as secretary of the meeting.

2.8 **Voting; Proxies.** Except as otherwise provided by or pursuant to the provisions of the Certificate of Incorporation, each Stockholder entitled to vote at any meeting of Stockholders shall be entitled to one vote for each share of Stock held by such Stockholder which has voting power upon the matter in question. Each Stockholder entitled to vote at a meeting of Stockholders or express consent to corporate action in writing without a meeting (if permitted by the Certificate of Incorporation) may authorize another person or persons to act for such Stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A Stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by delivering to the Secretary a revocation of the proxy or a new proxy bearing a later date. Voting at meetings of Stockholders need not be by written ballot. Unless otherwise provided in the Certificate of Incorporation, at all meetings of Stockholders for the election of directors at which a quorum is present a plurality of the votes cast shall be sufficient to elect directors. All other elections and questions presented to the Stockholders at a meeting at which a quorum is present shall, unless otherwise provided by the Certificate of Incorporation, these Bylaws, the rules or regulations of any stock exchange applicable to the Corporation, or applicable law or pursuant to any regulation applicable to the Corporation or its securities, be decided by the affirmative vote of the holders of a majority in voting power of the shares of Stock which are present in person or by proxy and entitled to vote thereon.

2.9 **Fixing Date for Determination of Stockholders of Record.**

(a) In order that the Corporation may determine the Stockholders entitled to notice of any meeting of Stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall, unless otherwise required by law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the Stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board of Directors, the record date for determining Stockholders entitled to notice of or to vote at a meeting of Stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of Stockholders of record entitled to notice of or to vote at a meeting of Stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for determination of Stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for Stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of Stockholders entitled to vote in accordance herewith at the adjourned meeting

(b) In order that the Corporation may determine the Stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of Stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record

date shall not be more than sixty (60) days prior to such action. If no such record date is fixed, the record date for determining Stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

(c) Unless otherwise restricted by the Certificate of Incorporation, in order that the Corporation may determine the Stockholders entitled to express consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date for determining Stockholders entitled to express consent to corporate action in writing without a meeting is fixed by the Board of Directors, (i) when no prior action of the Board of Directors is required by law or the Certificate of Incorporation, the record date for such purpose shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation in accordance with applicable law, and (ii) if prior action by the Board of Directors is required by law or the Certificate of Incorporation, the record date for such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

2.10 **List of Stockholders Entitled to Vote.** The officer who has charge of the stock ledger of the Corporation shall prepare and make, at least ten (10) days before every meeting of Stockholders, a complete list of the Stockholders entitled to vote at the meeting (provided, however, if the record date for determining the Stockholders entitled to vote is less than ten (10) days before the date of the meeting, the list shall reflect the Stockholders entitled to vote as of a date that is no more than 10 days before the meeting date), arranged in alphabetical order, and showing the address of each Stockholder and the number of shares registered in the name of each Stockholder as of the record date (or such other date). Such list shall be open to the examination of any Stockholder, for any purpose germane to the meeting at least ten (10) days prior to the meeting (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of meeting or (ii) during ordinary business hours at the principal place of business of the Corporation. If the meeting is to be held at a place, then a list of Stockholders entitled to vote at the meeting shall be produced and kept at the time and place of the meeting during the whole time thereof and may be examined by any Stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any Stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Except as otherwise provided by law, the stock ledger shall be the only evidence as to who are the Stockholders entitled to examine the list of Stockholders required by this Section 2.10 or to vote in person or by proxy at any meeting of Stockholders.

2.11 **Stockholder Action By Written Consent Without A Meeting.** Except as provided by, and in accordance with, the Certificate of Incorporation, no action that is required or

permitted to be taken by the Stockholders at any annual or special meeting of Stockholders may be effected by written consent of Stockholders in lieu of a meeting of Stockholders.

2.12 **Inspectors of Election.** The Corporation may, and shall if required by law, in advance of any meeting of Stockholders, appoint one or more inspectors of election, who may be employees of the Corporation, to act at the meeting or any adjournment thereof and to make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. In the event that no inspector so appointed or designated is able to act at a meeting of Stockholders, the person presiding at the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath to execute faithfully the duties of inspector with strict impartiality and according to the best of his or her ability. The inspector or inspectors so appointed or designated shall (i) ascertain the number of shares of Stock outstanding and the voting power of each such share, (ii) determine the shares of Stock represented at the meeting and the validity of proxies and ballots, (iii) count all votes and ballots, (iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors, and (v) certify their determination of the number of shares of Stock represented at the meeting and such inspectors' count of all votes and ballots. Such certification and report shall specify such other information as may be required by law. In determining the validity and counting of proxies and ballots cast at any meeting of Stockholders, the inspectors may consider such information as is permitted by applicable law. No person who is a candidate for an office at an election may serve as an inspector at such election.

2.13 **Conduct of Meetings.** The date and time of the opening and the closing of the polls for each matter upon which the Stockholders will vote at a meeting shall be announced at the meeting by the person presiding over the meeting. The Board of Directors may adopt by resolution such rules and regulations for the conduct of the meeting of Stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the person presiding over any meeting of Stockholders shall have the right and authority to convene and (for any or no reason) to recess and/or adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such presiding person, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the presiding person of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to Stockholders entitled to vote at the meeting, their duly authorized and constituted proxies or such other persons as the presiding person of the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. The presiding person at any meeting of Stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting, shall, if the facts warrant, determine and declare to the meeting that a matter or business was not properly brought before the meeting and if such presiding person should so determine, such presiding person shall so declare to the meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered. Unless and to the extent determined by the Board of Directors or the person presiding over the meeting, meetings of

Stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

2.14 **Notice of Stockholder Business and Nominations**

(a) *Annual Meetings of Stockholders.*

(i) Nominations of persons for election to the Board of Directors and the proposal of other business to be considered by the Stockholders may be made at an annual meeting of Stockholders only (A) pursuant to the Corporation's notice of meeting (or any supplement thereto), (B) by or at the direction of the Board of Directors or the nominating and corporate governance committee thereof, or (C) by any Stockholder who was a Stockholder of record at the time the notice provided for in this Section 2.14 is delivered to the Secretary, who is entitled to vote at the meeting and who complies with the notice procedures set forth in this Section 2.14.

(ii) For any nominations or other business to be properly brought before an annual meeting by a Stockholder pursuant to Section 2.14(a)(i)(C) of these Bylaws, the Stockholder must have given timely notice thereof in writing to the Secretary and any such proposed business (other than the nominations of persons for election to the Board of Directors) must constitute a proper matter for Stockholder action. To be timely, a Stockholder's notice shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the ninetieth (90th) day, nor earlier than the close of business on the one hundred twentieth (120th) day, prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is more than thirty (30) days before or more than seventy (70) days after such anniversary date, notice by the Stockholder must be so delivered not earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the Corporation. In no event shall the public announcement of an adjournment or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of a Stockholder's notice as described above. To be in proper form, such Stockholder's notice must:

A. as to each person whom the Stockholder proposes to nominate for election as a director of the Corporation, set forth (I) all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to and in accordance with Section 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder, and (II) such person's written consent to being named in the proxy statement as a nominee and to serving as a director of the Corporation if elected;

B. with respect to each nominee for election or reelection to the Board of Directors, include the completed and signed questionnaire, representation and agreement required by Section 2.15 of these Bylaws;

C. as to any other business that the Stockholder proposes to bring before the meeting, set forth a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend these Bylaws, the language of the proposed amendment), the reasons for conducting such business at the meeting and any material interest in such business of such Stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and

D. as to the Stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made, set forth (I) the name and address of such Stockholder, as they appear on the Corporation's books, and of such beneficial owner, (II) the class or series and number of shares of Stock which are owned beneficially and of record by such Stockholder and such beneficial owner, (III) a description of any agreement, arrangement or understanding with respect to the nomination or proposal between or among such Stockholder and/or such beneficial owner, any of their respective affiliates or associates, and any others acting in concert with any of the foregoing, including, in the case of a nomination, the nominee, (IV) a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the Stockholder's notice by, or on behalf of, such Stockholder and such beneficial owners, whether or not such instrument or right shall be subject to settlement in underlying shares of Stock, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such Stockholder or such beneficial owner, with respect to securities of the Corporation, (V) a representation that the Stockholder is a holder of record of Stock entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business or nomination, (VI) a representation whether the Stockholder or the beneficial owner, if any, intends or is part of a group which intends (x) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of outstanding Stock required to approve or adopt the proposal or elect the nominee and/or (y) otherwise to solicit proxies or votes from Stockholders in support of such proposal or nomination, and (VII) any other information relating to such Stockholder and beneficial owner, if any, required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in an election contest pursuant to and in accordance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder.

The foregoing notice requirements of this Section 2.14(a) shall be deemed satisfied by a Stockholder with respect to business other than a nomination for election as a director of the Corporation if the Stockholder has notified the Corporation of his, her or its intention to present a proposal at an annual meeting in compliance with applicable rules and regulations promulgated under the Exchange Act and such Stockholder's proposal has been included in a proxy statement that has been prepared by the Corporation to solicit proxies for such annual meeting. The Corporation may require any proposed nominee for election as a director of the Corporation to furnish such other information as the Corporation may reasonably require to determine the eligibility of such proposed nominee to serve as a director of the Corporation.

(iii) Notwithstanding anything in the second sentence of Section 2.14(a)(ii) of these Bylaws to the contrary, in the event that the number of directors to be elected to the Board of Directors at the annual meeting is increased effective after the time period for which nominations would otherwise be due under Section 2.14(a)(ii) of these Bylaws and there is no public announcement by the Corporation naming the nominees for the additional directorships at least one hundred (100) days prior to the first anniversary of the preceding year's annual meeting, a Stockholder's notice required by this Section 2.14 shall also be considered timely, but only with respect to nominees for the additional directorships, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the Corporation.

(b) *Special Meetings of Stockholders*. Except to the extent required by law, special meetings of Stockholders may be called only in accordance with Article 8 of the Certificate of Incorporation. Only such business shall be conducted at a special meeting of Stockholders as shall have been brought before the meeting pursuant to the Corporation's notice of meeting. Nominations of persons for election to the Board of Directors may be made at a special meeting of Stockholders at which directors are to be elected pursuant to the Corporation's notice of meeting (1) by or at the direction of the Board of Directors or the nominating and corporate governance committee thereof, or (2) provided that the Board of Directors has determined that directors shall be elected at such meeting, by any Stockholder who is a Stockholder of record at the time the notice provided for in this Section 2.14 is delivered to the Secretary, who is entitled to vote at the meeting and upon such election and who complies with the notice procedures set forth in this Section 2.14. In the event the Corporation calls a special meeting of Stockholders for the purpose of electing one or more directors to the Board of Directors, any such Stockholder entitled to vote in such election of directors may nominate a person or persons (as the case may be) for election to such position(s) as specified in the Corporation's notice of meeting, if the Stockholder's notice required by Section 2.14(a)(ii) of these Bylaws (including the completed and signed questionnaire, representation and agreement required by Section 2.15 of these Bylaws and any other information, documents, affidavits, or certifications required by the Corporation) shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the one hundred twentieth (120th) day prior to such special meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such special meeting or the tenth (10th) day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. In no event shall the public announcement of an adjournment or postponement of a special meeting commence a new time period (or extend any time period) for the giving of a Stockholder's notice as described above

(c) *General*.

(i) Except as otherwise expressly provided in any applicable rule or regulation promulgated under the Exchange Act, only such persons who are nominated in accordance with the procedures set forth in this Section 2.14 shall be eligible to be elected at an annual or special meeting of Stockholders to serve as directors and only such business shall be conducted at a meeting of Stockholders as shall have been brought before the meeting in

accordance with the procedures set forth in this Section 2.14. Except as otherwise provided by law, the chairperson of the meeting shall have the power and duty (A) to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Section 2.14 (including whether the Stockholder or beneficial owner, if any, on whose behalf the nomination or proposal is made or solicited (or is part of a group which solicited) or did not so solicit, as the case may be, proxies or votes in support of such Stockholder's nominee or proposal in compliance with such Stockholder's representation as required by Section 2.14(a)(ii)(D)(VI) of these Bylaws), and (B) if any proposed nomination or business was not made or proposed in compliance with this Section 2.14, to declare that such nomination shall be disregarded or that such proposed business shall not be transacted. Notwithstanding the foregoing provisions of this Section 2.14, unless otherwise required by law, if the Stockholder (or a qualified representative of the Stockholder) does not appear at the annual or special meeting of Stockholders to present a nomination or proposed business, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 2.14, to be considered a qualified representative of the Stockholder, a person must be a duly authorized officer, manager or partner of such Stockholder or must be authorized by a writing executed by such Stockholder or an electronic transmission delivered by such Stockholder to act for such Stockholder as proxy at the meeting of Stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of Stockholders.

(ii) For purposes of this Section 2.14, "public announcement" shall include disclosure in a press release reported by the Dow Jones News Service, Associated Press or other national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act and the rules and regulations promulgated thereunder.

(iii) Notwithstanding the foregoing provisions of this Section 2.14, a Stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder with respect to the matters set forth in this Section 2.14; provided, however, that any references in these Bylaws to the Exchange Act or the rules and regulations promulgated thereunder are not intended to and shall not limit any requirements applicable to nominations or proposals as to any other business to be considered pursuant to this Section 2.14 (including clause (a)(i)(C) hereof and clause (b) hereof), and compliance with clauses (a)(i)(C) and (b) of this Section 2.14 shall be the exclusive means for a Stockholder to make nominations or submit other business (other than, as provided in the penultimate sentence of clause (a)(ii) hereof, business other than nominations brought properly under and in compliance with Rule 14a-8 promulgated under the Exchange Act, as may be amended from time to time). Nothing in this Section 2.14 shall be deemed to affect any rights of Stockholders to request inclusion of proposals or nominations in the Corporation's proxy statement pursuant to applicable rules and regulations promulgated under the Exchange Act.

2.15 **Submission of Questionnaire, Representation and Agreement.** To be eligible to be a nominee for election or reelection as a director of the Corporation, the candidate for nomination must have previously delivered (in accordance with the time periods prescribed for

delivery of notice under Section 2.14 of these Bylaws), to the Secretary at the principal executive offices of the Corporation, (a) a completed written questionnaire (in a form provided by the Corporation) with respect to the background, qualifications, stock ownership and independence of such proposed nominee, and (b) a written representation and agreement (in form provided by the Corporation) that such candidate for nomination (i) is not and, if elected as a director during his or her term of office, will not become a party to (A) any agreement, arrangement or understanding with, and has not given and will not give any commitment or assurance to, any person or entity as to how such proposed nominee, if elected as a director of the Corporation, will act or vote on any issue or question (a "Voting Commitment"), or (B) any Voting Commitment that could limit or interfere with such proposed nominee's ability to comply, if elected as a director of the Corporation, with such proposed nominee's fiduciary duties under applicable law, (ii) is not, and will not become a party to, any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation or reimbursement for service as a director, and (iii) if elected as a director of the Corporation, will comply with all applicable corporate governance, conflict of interest, confidentiality, stock ownership and trading and other policies and guidelines of the Corporation applicable to directors and in effect during such person's term in office as a director of the Corporation (and, if requested by any candidate for nomination, the Secretary shall provide to such candidate for nomination all such policies and guidelines then in effect).

ARTICLE III
BOARD OF DIRECTORS

3.1 **Number; Qualification.** Subject to the Certificate of Incorporation, the total number of directors constituting the entire Board of Directors shall be fixed from time to time solely by resolution adopted by a majority of the Whole Board. For purposes of these Bylaws the term "Whole Board" shall mean the total number of authorized directors for the Board of Directors whether or not there exist any vacancies in previously authorized directorships. Directors need not be Stockholders.

3.2 **Election; Resignation; Vacancies.** Directors shall be elected at each annual meeting of stockholders to hold office until the next annual meeting. Any director may resign at any time upon notice to the Corporation. Unless the Board of Directors otherwise determines, newly created directorships resulting from any increase in the authorized number of directors or any vacancies on the Board of Directors resulting from the death, resignation, retirement, disqualification, removal from office or other cause shall be filled only by a majority vote of the directors then in office and entitled to vote thereon, though less than a quorum, or by a sole remaining director entitled to vote thereon, and not by the Stockholders. Any director so chosen shall hold office until the next election of the class for which such director shall have been chosen and until his successor shall be elected and qualified.

3.3 **Regular Meetings.** Regular meetings of the Board of Directors may be held at such places, if any, within or without the State of Delaware and at such times as the Board of Directors may from time to time determine.

3.4 **Special Meetings.** Special meetings of the Board of Directors may be held at any time or place, if any, within or without the State of Delaware whenever called by the Chairperson, a Vice Chairperson, the Chief Executive Officer, the Secretary, or by any two members of the Board of Directors. Notice of a special meeting of the Board of Directors shall be given by the person or persons calling the meeting at least twenty-four (24) hours before the special meeting.

3.5 **Telephonic Meetings Permitted.** Members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting thereof by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 3.5 shall constitute presence in person at such meeting.

3.6 **Quorum; Vote Required for Action.** At all meetings of the Board of Directors the directors entitled to cast a majority of the votes of the Whole Board shall constitute a quorum for the transaction of business; provided that, solely for the purposes of filling vacancies pursuant to Section 3.2 of these Bylaws, a meeting of the Board of Directors may be held if a majority of the directors then in office participate in such meeting. Except in cases in which the Certificate of Incorporation, these Bylaws or applicable law otherwise provides, a majority of the votes entitled to be cast by the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

3.7 **Organization**. Meetings of the Board of Directors shall be presided over by the Chairperson, or in his or her absence by any Vice Chairperson, if any, or in his or her absence by the Chief Executive Officer, or in his or her absence the Chief Executive Officer, or in his or her absence by a Vice President or by a chairperson chosen at the meeting by the affirmative vote of a majority of the directors present at the meeting. The Secretary shall act as secretary of the meeting, but in his or her absence the chairperson of the meeting may appoint any person to act as secretary of the meeting.

3.8 **Action by Unanimous Consent of Directors.** Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board of Directors or such committee, as the case may be, consent thereto in writing or by electronic transmission and the writing or writings or electronic transmissions are filed with the minutes of proceedings of the Board of Directors or such committee in accordance with applicable law.

3.9 **Compensation of Directors.** Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, the Board of Directors shall have the authority to fix the compensation of directors. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary or other compensation as a director. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving

compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings. Any director of the Corporation may decline any or all such compensation payable to such director in his or her discretion.

ARTICLE IV
COMMITTEES

4.1 **Committees**. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of such committee. In the absence or disqualification of a member of any committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in place of any such absent or disqualified member. Any such committee, to the extent permitted by law and to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it.

4.2 **Committee Rules**. Unless the Board of Directors otherwise provides, each committee designated by the Board of Directors may make, alter and repeal rules for the conduct of its business. In the absence of such rules each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to Article III of these Bylaws.

ARTICLE V
OFFICERS

5.1 **Officers**. The officers of the Corporation shall consist of a chairperson of the Board of Directors (the "Chairperson"), a chief executive officer (the "Chief Executive Officer"), a chief financial officer (the "Chief Financial Officer"), one or more vice presidents (each, a "Vice President"), a Secretary (the "Secretary"), a treasurer (the "Treasurer"), a controller (the "Controller") and such other officers as the Board of Directors may from time to time determine, each of whom shall be appointed by the Board of Directors, each to have such authority, functions or duties as set forth in these Bylaws or as determined by the Board of Directors. Each officer shall be chosen by the Board of Directors and shall hold office for such term as may be prescribed by the Board of Directors and until such person's successor shall have been duly chosen and qualified, or until such person's earlier death, disqualification, resignation or removal. The Board of Directors, in its discretion, from time to time may determine not to appoint one or more of the officers identified in the first sentence of this Section 5.1 or to leave such officer position vacant.

5.2 **Removal, Resignation, and Vacancies**. Any officer of the Corporation may be removed, with or without cause, by the Board of Directors, without prejudice to the rights, if any, of such officer under any contract to which it is a party. Any officer may resign at any time upon written or electronic notice to the Corporation, without prejudice to the rights, if any, of the Corporation under any contract to which such officer is a party. If any vacancy occurs in any office

of the Corporation, the Board of Directors may appoint a successor to fill such vacancy for the remainder of the unexpired term and until a successor shall have been duly chosen and qualified.

5.3 **Chairperson.** The Chairperson shall be deemed an officer of the Corporation, subject to the control of the Board of Directors, and shall report directly to the Board of Directors. The Board of Directors may, in its sole discretion, from time to time appoint one or more vice chairpersons (each, a "Vice Chairperson") each of whom shall be deemed an officer of the Corporation, subject to the control of the Board of Directors, and shall report directly to the Chairperson.

5.4 **Chief Executive Officer.** The Chief Executive Officer shall have general supervision and direction of the business and affairs of the Corporation, shall be responsible for corporate policy and strategy, and shall report directly to the Chairperson. Unless otherwise provided in these Bylaws, all other officers of the Corporation shall report directly to the Chief Executive Officer or as otherwise determined by the Chief Executive Officer. The Chief Executive Officer shall, if present and in the absence of the Chairperson or any Vice Chairperson, preside at meetings of the Stockholders and of the Board of Directors.

5.5 **Chief Financial Officer.** The Chief Financial Officer shall exercise all the powers and perform the duties of the office of the chief financial officer and in general have overall supervision of the financial operations of the Corporation. The Chief Financial Officer shall, when requested, counsel with and advise the other officers of the Corporation and shall perform such other duties as such officer may agree with the Chief Executive Officer or as the Board of Directors may from time to time determine.

5.6 **Vice Presidents.** The Vice President shall have such powers and duties as shall be prescribed by his or her superior officer or the Chief Executive Officer. A Vice President shall, when requested, counsel with and advise the other officers of the Corporation and shall perform such other duties as such officer may agree with the Chief Executive Officer or as the Board of Directors may from time to time determine. In accordance with Sections 5.1 and 5.11 of these Bylaws, the Board of Directors, the Chief Executive Officer and/or the Chief Financial Officer may, in his, her or its discretion, from time to time appoint one or more executive vice presidents of the Corporation (each, an "Executive Vice President") and/or assistant vice presidents of the Corporation (each, an "Assistant Vice President").

5.7 **Treasurer.** The Treasurer shall supervise and be responsible for all the funds and securities of the Corporation, the deposit of all moneys and other valuables to the credit of the Corporation in depositories of the Corporation, borrowings and compliance with the provisions of all indentures, agreements and instruments governing such borrowings to which the Corporation is a party, the disbursement of funds of the Corporation and the investment of its funds, and in general shall perform all of the duties incident to the office of the Treasurer. The Treasurer shall report to the Chief Financial Officer and, when requested, counsel with and advise the other officers of the Corporation and shall perform such other duties as such officer may agree with the Chief Executive Officer, the Chief Financial Officer or as the Board of Directors may from time to time determine. In accordance with Sections 5.1 and 5.11 of these Bylaws, the Board of Directors, the Chief Executive Officer and/or the Chief Financial Officer may, in his, her or its

discretion, from time to time appoint one or more assistant treasurers of the Corporation (each, an "Assistant Treasurer").

5.8 **Vice Presidents.** In the absence or disability of the chief executive officer and president, the vice presidents (if any) in order of their rank as fixed by the Board of Directors or, if not ranked, a vice president designated by the Board of Directors, shall perform all the duties of the president and when so acting shall have all the powers of, and be subject to all the restrictions upon, the president. The vice presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the Board of Directors, these bylaws, the president or the chairperson of the board.

5.9 **Controller.** The Controller shall be the chief accounting officer of the Corporation. The Controller shall report to the Chief Financial Officer and, when requested, counsel with and advise the other officers of the Corporation and shall perform such other duties as such officer may agree with the Chief Executive Officer or the Chief Financial Officer or as the Board of Directors may from time to time determine.

5.10 **Secretary.** The powers and duties of the Secretary are: (i) to act as Secretary at all meetings of the Board of Directors, of the committees of the Board of Directors and of the Stockholders and to record the proceedings of such meetings in a book or books to be kept for that purpose; (ii) to see that all notices required to be given by the Corporation are duly given and served; (iii) to act as custodian of the seal of the Corporation and affix the seal or cause it to be affixed to all certificates of Stock and to all documents, the execution of which on behalf of the Corporation under its seal is duly authorized in accordance with the provisions of these Bylaws; (iv) to have charge of the books, records and papers of the Corporation and see that the reports, statements and other documents required by law to be kept and filed are properly kept and filed; and (v) to perform all of the duties incident to the office of Secretary. The Secretary shall, when requested, counsel with and advise the other officers of the Corporation and shall perform such other duties as such officer may agree with the Chief Executive Officer or as the Board of Directors may from time to time determine. In accordance with Sections 5.1 and 5.11 of these Bylaws, the Board of Directors, the Chief Executive Officer and/or the Chief Financial Officer may, in his, her or its discretion, from time to time appoint one or more assistant secretaries of the Corporation (each, an "Assistant Secretary").

5.11 **Appointing Attorneys and Agents; Voting Securities of Other Entities.** Unless otherwise provided by resolution adopted by the Board of Directors, the Chairperson, any Vice Chairperson, the Chief Executive Officer or the Chief Financial Officer may from time to time appoint an attorney or attorneys or agent or agents of the Corporation, in the name and on behalf of the Corporation, to (a) cast the votes which the Corporation may be entitled to cast as the holder of stock or other securities in any other corporation or other entity, any of whose stock or other securities may be held by the Corporation, at meetings of the holders of the stock or other securities of such other corporation or other entity, or to consent in writing, in the name of the Corporation as such holder, to any action by such other corporation or other entity, and may instruct the person or persons so appointed as to the manner of casting such votes or giving such consents, and may execute or cause to be executed in the name and on behalf of the Corporation and under its corporate seal or otherwise, all such written proxies or other instruments as he or she may deem necessary or proper and (b) exercise the rights of the Corporation in its capacity as a general partner

of a partnership or in its capacity as a managing member of a limited liability company as to which the Corporation, in such capacity, is entitled to exercise pursuant to the applicable partnership agreement or limited liability company operating agreement, including without limitation to take or refrain from taking any action, or to consent in writing, in each case in the name of the Corporation as such general partner or managing member, to any action by such partnership or limited liability company, and may instruct the person or persons so appointed as to the manner of taking such actions or giving such consents, and may execute or cause to be executed in the name and on behalf of the Corporation and under its corporate seal or otherwise, all such written proxies or other instruments as he or she may deem necessary or proper. Unless otherwise provided by resolution adopted by the Board of Directors, any of the rights set forth in this Section 5.11 which may be delegated to an attorney or agent may also be exercised directly by the Chairperson, a Vice Chairperson, the Chief Executive Officer or the Chief Financial Officer.

5.12 **Additional Matters.** The Chief Executive Officer and the Chief Financial Officer shall have the authority to designate employees of the Corporation to have the title of Executive Vice President, Vice President, Assistant Vice President, Assistant Treasurer or Assistant Secretary. Any employee so designated shall have the powers and duties determined by the officer making such designation. A person designated as an Executive Vice President, Vice President, Assistant Vice President, Assistant Treasurer or Assistant Secretary shall not be deemed to be an officer of the Corporation unless the Board of Directors has adopted a resolution approving such person in such capacity as an officer of the Corporation (including by means of direct appointment by the Board of Directors pursuant to Section 5.1 of these Bylaws).

ARTICLE VI
STOCK

6.1 **Certificates.** The shares of Stock shall be represented by certificates, provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of Stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Every holder of Stock represented by certificates shall be entitled to have a certificate signed by or in the name of the Corporation by (a) any one officer of the Corporation who is the Chairperson, a Vice Chairperson, the Chief Executive Officer or a Vice President, and (b) by any one officer of the Corporation who is the Chief Financial Officer, the Treasurer, any Assistant Treasurer, the Controller, the Secretary or any Assistant Secretary, with such signatories certifying the number of shares of the applicable class or series of Stock owned by such holder in the Corporation. Any of or all the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent, or registrar at the date of issue.

6.2 **Lost, Stolen or Destroyed Stock Certificates; Issuance of New Certificates.** The Corporation may issue a new certificate for shares of Stock in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner's legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made

against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

ARTICLE VII
INDEMNIFICATION AND ADVANCEMENT OF EXPENSES

7.1 **Right to Indemnification.** The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law (including as it presently exists or may hereafter be amended), any person (a "Covered Person") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (any such action, suit or proceeding, a "proceeding"), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, limited liability company, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except as otherwise provided in Section 7.3 of these Bylaws, the Corporation shall be required to indemnify a Covered Person in connection with a proceeding (or part thereof) commenced by such Covered Person only if the commencement of such proceeding (or part thereof) by the Covered Person was authorized in the specific case by the Board of Directors.

7.2 **Advancement of Expenses.** The Corporation shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys' fees) incurred by a Covered Person in defending any proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the Covered Person to repay all amounts advanced if it should be ultimately determined that the Covered Person is not entitled to be indemnified under this Article VII or otherwise.

7.3 **Claims.** If a claim for indemnification under this Article VII (following the final disposition of such proceeding) is not paid in full within sixty (60) days after the Corporation has received a claim therefor by the Covered Person, or if a claim for any advancement of expenses under this Article VII is not paid in full within thirty (30) days after the Corporation has received a statement or statements requesting such amounts to be advanced, the Covered Person shall thereupon (but not before) be entitled to file suit to recover the unpaid amount of such claim. If successful in whole or in part, the Covered Person shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law. In any such action, the Corporation shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

7.4 **Non-exclusivity of Rights.** The rights conferred on any Covered Person by this Article VII shall not be exclusive of any other rights which such Covered Person may have or

hereafter acquires under any statute, provision of the Certificate of Incorporation, these Bylaws, agreement, vote of Stockholders or disinterested directors or otherwise.

7.5 **Other Sources**. The Corporation's obligation, if any, to indemnify or to advance expenses to any Covered Person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such Covered Person may collect as indemnification or advancement of expenses from such other corporation, partnership, limited liability company, joint venture, trust, enterprise or non-profit enterprise.

7.6 **Amendment or Repeal**. Any right to indemnification or to advancement of expenses of any Covered Person arising hereunder shall not be eliminated or impaired by an amendment to or repeal of these Bylaws after the occurrence of the act or omission that is the subject of the proceeding for which indemnification or advancement of expenses is sought.

7.7 **Other Indemnification and Advancement of Expenses**. This Article VII shall not limit the right of the Corporation, to the extent and in the manner permitted by law, to indemnify and to advance expenses to persons other than Covered Persons when and as authorized by appropriate corporate action.

ARTICLE VIII
MISCELLANEOUS

8.1 **Fiscal Year**. The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors and may be changed by the Board of Directors.

8.2 **Seal**. If the Board of Directors elects to adopt a corporate seal for the Corporation, then the corporate seal shall have the name of the Corporation inscribed thereon and shall be in such form as may be approved from time to time by the Board of Directors.

8.3 **Manner of Notice**. Except as otherwise provided herein or permitted by applicable law, notices to directors and Stockholders shall be in writing and delivered personally or mailed to the directors or Stockholders at their addresses appearing on the books of the Corporation. Without limiting the manner by which notice otherwise may be given effectively to Stockholders, and except as prohibited by applicable law, any notice to Stockholders given by the Corporation under any provision of applicable law, the Certificate of Incorporation, or these Bylaws shall be effective if given by a single written notice to Stockholders who share an address if consented to by the Stockholders at that address to whom such notice is given. Any such consent shall be revocable by the Stockholder by written notice to the Corporation. Any Stockholder who fails to object in writing to the Corporation, within sixty (60) days of having been given written notice by the Corporation of its intention to send the single notice permitted under this Section 8.3, shall be deemed to have consented to receiving such single written notice. Notice to directors may be given in person, by mail or by e-mail, telephone, telecopier or other means of electronic transmission.

8.4 **Waiver of Notice of Meetings of Stockholders, Directors and Committees**. Any waiver of notice, given by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express

purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Stockholders, Board of Directors, or members of a committee of the Board of Directors need be specified in a waiver of notice.

8.5 **Form of Records.** Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be kept on, or by means of, or be in the form of, any information storage device or method, provided that the records so kept can be converted into clearly legible paper form within a reasonable time.

8.6 **Transfer of Stock.** Upon receipt by the Corporation or the transfer agent of the Corporation of proper transfer instructions from the record holder of uncertificated shares or upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer, it shall be the duty of the Corporation to issue a new certificate or, in the case of uncertificated securities and upon request, a notice of issuance of shares, to the person entitled thereto, cancel the old certificate (if any) and record the transaction in its books.

8.7 **Stock Transfer Agreements.** The Corporation shall have power to enter into and perform any agreement with any number of Stockholders of any one or more classes of stock of the Corporation to restrict the transfer of shares of stock of the Corporation of any one or more classes owned by such Stockholders in any manner not prohibited by the DGCL.

8.8 **Stockholders of Record.** The Corporation shall be entitled to recognize the exclusive right of a person recorded on its books as the owner of shares to receive dividends and to vote as such owner, shall be entitled to hold liable for calls and assessments the person recorded on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

8.9 **Facsimile or Electronic Signature.** In addition to the provisions for use of facsimile or electronic signatures elsewhere specifically authorized in these bylaws, facsimile or electronic signatures of any Stockholder, director or officer of the Corporation may be used whenever and as authorized by the Board of Directors or a committee thereof.

8.10 **Amendment of Bylaws.** These Bylaws may be altered, amended or repealed, and new bylaws made, only by the affirmative vote of (a) a majority of the Board of Directors, or (b) Stockholders representing at least 66-2/3% of the votes eligible to be cast in an election of directors of the Corporation.

[*Certification page follows.*]

VICTORYBASE CORPORATION

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Incorporator

CERTIFICATE BY SECRETARY OF ADOPTION

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Thomas Paquin,